Filed Pursuant to Rule 424(b)(4)

Registration Number 333-107216

PROSPECTUS

2,525,252 Shares

SIRNA THERAPEUTICS, INC.

Common Stock, par value $0.01 per share

Rights to Purchase up to 2,525,252 Shares of

Common Stock at $1.98 per Share

If you were a holder of our common stock as of 5:00 p.m., Eastern Daylight time on July 21, 2003, Sirna Therapeutics, Inc. has granted to you rights to purchase additional shares of our common stock.

Non-transferable subscription certificates are being delivered to you along with this prospectus.

Each right entitles you to purchase one share of our common stock for a subscription price of $1.98 per share. Each stockholder is receiving 0.61 rights for each share of our common stock held on July 21, 2003, but fractional rights held by a stockholder after aggregating all rights to which the stockholder is entitled will be rounded up to the nearest whole number. You will be able to exercise your rights until 5:00 p.m., Eastern Daylight time, on August 29, 2003, unless we extend the termination date.

Our common stock is quoted on the Nasdaq National Market under the symbol “RNAI.” On July 28, 2003, the last reported sale price of our common stock was $8.22 per share.

The shares are being offered directly by us without the services of an underwriter or selling agent.

	Per Share	Total
Subscription price	$1.98	$5,000,000
Discounts and commissions	None	None
Proceeds to us, before expenses	$1.98	$5,000,000

You should consider carefully the risks that we have described in “ Risk Factors” beginning on page 8 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2003

i

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

What is a right?

You will receive, at no charge, 0.61 rights for every share of common stock you own as of July 21, 2003, the record date, but fractional rights held by a stockholder after aggregating all rights to which the stockholder is entitled will be rounded up to the nearest whole number. Each right enables you to purchase one share of our common stock for $1.98. For example, if you owned 1,000 shares of our common stock on the record date, you would receive 610 rights and you would have the right to purchase, for a price of $1.98 per share, 610 shares of our common stock. This is your basic subscription privilege.

Although we intend to distribute the rights to all holders of our common stock as of the record date (other than the investors in our recent private placement dated April 21, 2003), we reserve the right not to offer rights to stockholders that reside in a state, country or other jurisdiction whose laws require a material change to this offering, or where we cannot, at reasonable expense, determine that this offering complies with any such state, country or other jurisdiction’s applicable local laws.

What is the record date?

For purposes of this offering, the record date is a date fixed by our Board of Directors in accordance with Delaware law to determine the stockholders entitled to notice of, and the right to participate in, this offering. Our Board of Directors fixed July 21, 2003 at 5:00 p.m., Eastern Daylight time, as the record date. Only our stockholders as of the record date will receive subscription rights.

Why are we offering the rights?

We recently completed a private placement of common stock to the Sprout Group, Venrock Associates, Oxford Bioscience Partners, Techno Venture Management and Granite Global Ventures (collectively, the Investors) that was highly dilutive to existing stockholders. As part of that private placement, we committed to offer each stockholder other than the Investors the opportunity to buy shares of our common stock at the same price at which we sold shares of common stock to the Investors in that private placement. (Note that a number of important terms and conditions of the private placement are not being made available or do not apply to stockholders who participate in this rights offering. For example, as part of the private placement, the Investors received warrants and other rights in the private placement, which rights are not being offered to the stockholders who participate in this rights offering, and the Investors also agreed not to sell their shares for 180 days following the date of purchase (or until October 18, 2003), a restriction which will not apply to the stockholders who participate in the rights offering.) An additional purpose of this rights offering is to raise additional working capital. The Investors have waived their right to purchase in the rights offering.

Has the Board of Directors made a recommendation to individual stockholders regarding this offering?

No. Our Board of Directors makes no recommendation to you about whether you should exercise any rights in this offering.

How soon must you act?

The rights expire on August 29, 2003 at 5:00 p.m., Eastern Daylight time. Accordingly, the subscription agent must actually receive all required documents and payments before that date and time.

May I sell or give away my rights?

No. The rights may not be sold or otherwise transferred.

What is the oversubscription privilege?

If you fully exercise your basic subscription privilege and other stockholders fail to do so, the oversubscription privilege entitles you to subscribe for additional shares at the same subscription price of $1.98 per share that applies to your basic subscription privilege.

What are the limitations on the oversubscription privilege?

We will be able to satisfy all or a portion of your exercise of the oversubscription privilege only if our other stockholders receiving rights do not elect to purchase all of the shares offered under their basic subscription privilege.

Am I required to subscribe in this offering?

No. You are not required to exercise any rights, purchase any shares of our common stock or otherwise take any action in response to this offering.

What will happen if I do not exercise my rights?

You will retain your current number of shares of our common stock, even if you do not exercise your rights. However, if you do not exercise your rights and other stockholders do, the percentage of our common stock that you own after the offering will be reduced.

Will my country of residence affect my ability to participate in the rights offering?

Yes. If you live outside the United States, we may not be able to accept your subscription in order to comply with the law of the country in which you reside.

May I change or cancel my exercise of rights after I send in the required forms and payment?

No. After you send in your subscription certificate and payment, you cannot revoke the exercise of your rights.

Will my money be returned if this offering is amended, withdrawn or terminated?

If we terminate or cancel this offering, or any submitted subscriptions no longer comply with the amended terms of this offering, we will promptly return your subscription price, but without any payment of interest.

What are the U.S. federal income tax consequences of exercising my rights?

The receipt of your rights could result in taxable income to you depending upon your individual circumstances. The exercise of your rights should be nontaxable under U.S. federal income tax laws. See “Certain Federal Income Tax Considerations” on page 66. You should consult your own tax advisor regarding the tax consequences to you of the receipt and exercise of the rights.

How did we arrive at the offering price?

We determined the offering price of $1.98 per share based on the price at which we issued and sold 24,242,425 shares (after giving effect to a one-for-six reverse stock split effected April 16, 2003) of our common stock in the private placement to the Investors on April 21, 2003 pursuant to the terms of a Common Stock and Warrant Purchase Agreement dated as of February 11, 2003 by and among us and the Investors.

How were my rights calculated?

The number of rights you receive was calculated by dividing the number of shares being offered in this rights offering by the number of shares of our common stock outstanding and held by all holders (other than the Investors) of our common stock as of the record date.

When will I receive my new shares?

If you purchase shares through this offering, you will receive stock certificates representing the shares of common stock as soon as practicable after the expiration date of the offering.

How much money will the company receive from this offering?

The gross proceeds the company receives from the rights offering will depend upon the number of shares that are purchased. If all rights are exercised (whether through the basic subscription privilege or the oversubscription privilege), then the company will receive net cash proceeds of approximately $4,750,000.

How will the company use the proceeds from this offering?

The company will use any proceeds generated from the exercise of rights in this rights offering:

•	for research and development costs of our RNA interference-based therapeutic technologies; and

•	for general corporate purposes and working capital.

How many new shares will be outstanding as a result of the rights offering?

If the company sells all of the shares of common stock offered by this prospectus, then we will issue 2,525,252 new shares of common stock. This will result in us having over 30.9 million shares of common stock outstanding out of a total of 120 million shares of common stock authorized for issuance.

What should I do if I want to participate in this offering, but my shares are held in the name of my broker, dealer or other nominee?

If you hold your shares of common stock through a broker, dealer or other nominee, for example, through a custodian bank, then your broker, dealer or other nominee is the record holder of the shares you own. This record holder must exercise the rights, on your behalf, for the shares you wish to purchase. Therefore, you will need to have your broker, dealer or other nominee act for you. You should contact your broker, dealer or other nominee to determine this process.

What fees or charges apply if I purchase shares of common stock?

We are not charging any fee or sales commission to issue rights to you or to issue to you shares of common stock if you exercise your rights. If you exercise rights through the third-party record holder of your shares (such as a broker), you are responsible for paying any fees that person may charge.

How do I exercise my rights? What forms and payment are required to purchase the shares?

As a record holder of our shares of common stock on July 21, 2003, you are receiving this prospectus, a subscription certificate evidencing your subscription rights and instructions on how to purchase shares. If you wish to participate in this offering, then, before your rights expire, you must deliver to the subscription agent (or to the registered holder of your shares, such as a broker-dealer or other nominee, if applicable):

•	the subscription price (including the subscription price for any additional shares requested by you in the exercise of your oversubscription privilege) by wire transfer, certified or cashier’s check, bank draft drawn upon a U.S. bank or a U.S. postal money order; and

•	a properly completed subscription certificate.

To whom should I send forms and payments?

You should send your subscription documents and payment by mail or courier service to our subscription agent, as follows:

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

RE: Sirna Therapeutics, Inc. Rights Offering

For additional instructions on how your subscription payment should be sent to the subscription agent, see “The Rights Offering—Procedure to Exercise Rights” on page 57.

What should I do if I have other questions?

If you have questions, need additional copies of offering documents or otherwise need assistance, please contact the transfer agent, as follows:

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

Attention: Shareholder Relations

Telephone: In the U.S., call 877-248-6417 or, if you are outside the U.S., call 718-921-8200 and ask for Shareholder Relations

To ask other questions or to receive copies of our recent filings with the Securities and Exchange Commission, or SEC, you also can contact us by mail or telephone, or refer to the other sources described under “Where You Can Find More Information” on page 68.

PROSPECTUS SUMMARY

To understand this rights offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc. until our name change became effective on April 16, 2003) is a leader in the field of nucleic acid technology. We are using our proprietary technology and expertise in nucleic acids to develop a new class of nucleic acid based therapeutics involving RNA interference. We are dedicated to engineering RNA-based molecules for therapeutic and diagnostic purposes.

Since our inception in 1992, we have dedicated ourselves to engineering RNA-based molecules for therapeutic and diagnostic purposes. Until recently, we focused on developing ribozyme (a type of RNA) based therapeutics and diagnostics. As a result, we advanced three product candidates into clinical development. We also have acted, and intend to continue to act, as a manufacturer of oligonucleotides (chains of nucleotides that can be chemically synthesized; oligonucleotides are a form of nucleic acid) for our use and for use by our collaborators and customers, in order to generate revenue for the purpose of supporting our therapeutic discovery operations. Our expertise in nucleic acid technology enables us to focus on the development of a new type of nucleic acid-based therapeutic based on RNA interference. We have discontinued our efforts in ribozymes and redirected our research to RNA interference because we believe it has the best prospects for commercial success. We are using our expertise to design, stabilize, manufacture and deliver small interfering nucleic acids, or siNAs, that activate selectively the process of RNA interference. We believe siNA-based drugs may become important therapeutics in the future.

We are developing drugs that address significant and unmet medical needs. We are in research and/or preclinical development with product candidates in the following areas: (a) Hepatitis C Virus, or HCV, Infection—we are developing chemically stabilized siNAs that target the HCV viral RNA to treat HCV infection; (b) Age-Related Macular Degeneration—we are developing chemically stabilized siNAs that target the Vascular Endothelial Growth Factor, or VEGF, pathway to treat macular degeneration; and (c) we are evaluating other disease targets and indications for the development of RNA interference-based therapeutics.

We own, or have exclusive licenses to use, over 180 issued or allowed patents relating to nucleic acid technology. Over 30 of these patents extend coverage to the RNA interference technology. Additionally, we have filed over 50 patent applications covering various aspects of the RNA interference technology. Our principal executive offices are located at 2950 Wilderness Place, Boulder, Colorado 80301, and our telephone number is (303) 449-6500.

SUMMARY FINANCIAL DATA

(in thousands except per share amounts)

The following summary financial data for the fiscal years ended December 31, 2002, 2001 and 2000 are derived from our audited financial statements included herein. The financial data as of March 31, 2003, and for the fiscal quarters ended March 31, 2003 and 2002, are derived from our unaudited financial statements appearing elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial positions and results of operations. These historical results do not necessarily indicate future results. When you read this data, it is important that you also read our financial statements and related notes, as well as “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

	Quarters ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
Statement of Operations Data:
Total revenues	$490	$1,579	$5,148	$8,308	$15,545
Expenses
Research and development	3,777	6,741	28,659	56,689	21,721
General and administrative	1,389	1,483	5,505	4,512	3,723

Total operating expenses	5,166	8,224	34,164	61,201	25,444

Operating loss	(4,676)	(6,645)	(29,016)	(52,893)	(9,899)
Other income (expense):
Interest income	21	155	389	2,165	3,196
Interest expense	(125)	(377)	(803)	(820)	(151)
Other income	(1)	(1)	—	51	4
Equity in loss of unconsolidated affiliates	(133)	(1,467)	(5,276)	(8,341)	(9,032)

Total other income (expense)	(238)	(1,650)	(5,690)	(6,945)	(5,983)

Net loss	(4,914)	(8,295)	(34,706)	(59,838)	(15,882)
Accretion of dividends on preferred stock	562	203	1,571	775	716

Net loss applicable to common stock	$(5,476)	$(8,498)	$(36,277)	$(60,613)	$(16,598)

Net loss per share (basic and diluted) (1)	$(1.62)	$(2.55)	$(10.81)	$(21.54)	$(6.92)
Shares used in computing net loss per share (basic and diluted) (1)	3,381	3,336	3,356	2,814	2,398

	As of March 31, 2003
	Actual	Pro Forma (2)	Pro Forma As Adjusted (3)
	(unaudited)
Balance Sheet Data:
Cash	$4,867	$49,067	$53,816
Working capital	267	44,467	49,216
Total assets	17,569	61,769	66,518
Current liabilities	5,662	5,662	5,662
Long-term debt, less current portion	6,450	5,815	5,815
Convertible Exchangeable Preferred Stock and accreted dividends	14,545	—	—
Total stockholders (deficit) equity	(9,088)	50,292	55,041

(1)	As a result of a one-for-six reverse stock split effected on April 16, 2003, all references to common stock and per share amounts have been restated to reflect the one-for-six common stock reverse split on a retroactive basis.

(2)	The pro forma balance sheet data as of March 31, 2003, reflects the receipt of the net proceeds from the sale of 24,242,425 shares of our common stock received in a private placement transaction at $1.98 per share. In addition, amounts reflect the conversion of our Series A and Series B preferred stock and accreted dividends into 541,929 shares of our common stock, as well as payment of accrued interest on debt outstanding.

(3)	The pro forma as adjusted balance sheet data as of March 31, 2003, reflects the receipt of the estimated net proceeds from the sale of 2,525,252 shares of our common stock in this offering at a price of $1.98 per share, after deducting the estimated offering expenses.

RISK FACTORS

You should consider carefully the following risk factors and all other information contained in our business description. Investing in our securities involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to our Business, Industry and Common Stock

We are a biotechnology company in the early stage of development and have only a limited operating history for you to review in evaluating our current business and its prospects.

Our focus is directed towards RNA interference technology, which is in an early stage of development and will require substantial further testing before we can begin any clinical development of RNA-based therapeutic products. There can be no assurance that our technologies will enable us to discover and develop therapeutic products.

All of our products are in early stages of development, have never generated any sales and require extensive testing before commercialization. Our RNA interference-based drugs, which are the focus of our business, will require more than 5 years to bring to market, and may never reach the market. You must consider, based on our limited history, our ability to:

•	obtain the financial resources necessary to develop, test, manufacture and market products;

•	engage corporate partners to assist in developing, testing, manufacturing and marketing our products;

•	satisfy the requirements of clinical trial protocols, including patient enrollment;

•	establish and demonstrate the clinical efficacy and safety of our products;

•	obtain necessary regulatory approvals; and

•	market our products to achieve acceptance and use by the medical community in general.

We have a history of losses, expect future losses and cannot assure you that we will ever become or remain profitable.

We have incurred significant losses and have had negative cash flows from operations since inception. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses. We have funded our activities primarily from sales of our stock, revenues we receive under contract manufacturing of oligonucleotides, research and development agreements, and lines of credit. As of March 31, 2003, our accumulated deficit was approximately $199.4 million. We expect that the ability to use our net operating loss as a tax benefit will be significantly restricted in the future as a result of the change of control associated with the recently completed private placement transaction with the Sprout Group, Venrock Associates, Oxford Bioscience Partners, Techno Venture Management and Granite Global Ventures (collectively, the Investors).

We expect to incur losses for at least the next several years because we plan to spend substantial amounts on research and development of our products, including preclinical studies and clinical trials.

There is uncertainty relating to our patents that could cause us to incur substantial costs and delays as a result of proceedings and litigation regarding patents and other proprietary rights. The ultimate result of any patent litigation could be the loss of some or all protection for the patent involved. We may also decide to oppose or challenge third party patents.

We have filed patent applications on various aspects of RNA interference technology that have not yet been approved. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. The scope of our currently issued, or future, patents may not be sufficiently broad to offer meaningful protection against competitive products. We have received issuance of some additional patent applications covering various aspects of the basic RNA technology, and we have filed patent applications for other technology improvements and modifications that have not yet been approved.

We are involved in a re-examination proceeding involving one of our patents in the United States that relates to oligonucleotides. Additionally, we have filed documents in opposition to an RNA interference-related patent granted to a potential competitor in Europe.

Additionally, we cannot be certain that the named inventors of subject matter claimed by our patents and patent applications were the first to invent or the first to file patent applications for these inventions.

The manufacture, use or sale of our products may infringe on the patent rights of others. We may not have identified all United States and foreign patents that pose a risk of infringement. We may be forced to litigate if an intellectual property dispute arises.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in marketing our products;

•	be unable to participate in the manufacture, use or sale of products or methods of treatment requiring licenses;

•	lose patent protection for our inventions and product candidates; or

•	find our patents are unenforceable, invalid, or have a reduced scope of protection.

In addition, we regularly enter into agreements to license technologies and patent rights. Should we fail to comply with the terms of those license agreements, including payment of any required maintenance fees or royalties, we would lose the rights to those technologies and patents.

To develop RNA interference-based drugs, we will need to find partners for collaboration.

Engaging corporate partners and other third parties to help develop, manufacture and market our RNA interference-based products is an element of our strategy. All of our current partnerships are focused on the development of ribozyme-based drugs (including our partnership with Chiron for our most advanced ribozyme-based drug, ANGIOZYME), which are no longer the focus of our business. To a significant extent, our current partnerships are winding down. We do not intend to develop ANGIOZYME independently so that we can focus on RNA interference. If Chiron elects not to conduct additional clinical development studies, the Company and/or Chiron will seek a third party partner to develop ANGIOZYME. Chiron has not announced whether it will continue with the ANGIOZYME program, and there can be no assurance that a new partner will be found. Additionally, on April 11, 2003, we announced that we had concluded our collaboration with Elan Corporation with respect to the development of the HERZYME ribozyme product. We will not continue with independent development of this product, and it is not clear whether we will be successful in finding a development partner for it. Generally, if any of our current partners were to terminate its funding of the development of a particular product from our collaboration, we may not have the right or resources to continue development of that product on our own. Furthermore, since all of our current partnerships relate to the development of non-RNA interference-based products, we may choose not to pursue further development of those products.

In addition, there are many aspects of our collaborations that have been and will continue to be outside of our control, including:

•	our ability to find and enter into agreements with appropriate collaborators for our RNA interference-based products;

•	the pace of development of our products, including the achievement of performance milestones;

•	development by our collaborators of competing technologies or products;

•	exercise by our collaborators of marketing or manufacturing rights; and

•	the loss of our rights to products or the profits from our products if we are unable to fund our share of development costs.

Because we must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the Food and Drug Administration, the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in human beings, we must submit and receive approval from the FDA for an investigational new drug, or IND. In addition to the FDA, clinical trials are subject to oversight by institutional review boards at the universities or research institutions where we plan to carry out our clinical trials. The clinical trials:

•	must be conducted in conformity with the FDA’s good laboratory practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	must meet requirements for good clinical practices;

•	are subject to continuing FDA oversight;

•	may require large numbers of test subjects; and

•	may be suspended by the FDA or us at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.

Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that would be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance for a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all the applicable regulatory requirements needed to receive marketing clearance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

Our products require materials that may not be readily available or cost effective, which may reduce our competitiveness or reduce our profitability.

The products we are developing are new chemical entities that are not yet available in commercial quantities. Raw materials necessary for the manufacture of our products may not be available in sufficient quantities or at a reasonable cost in the future. Therefore, our products may not be available at a reasonable cost in the future.

Disclosure of our trade secrets could reduce our competitiveness.

Because trade secrets and other unpatented proprietary information are critical to our business, we attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, third parties may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights.

We currently lack sales and marketing experience and will likely rely upon third parties to market our products that will result in a loss of control over the marketing process.

Currently, we intend to rely on third parties with established direct sales forces to market, distribute and sell many of our products. These third parties may have significant control over important aspects of the commercialization of our products, including market identification, marketing methods, pricing, sales force recruitment and management and promotional activities. We may be unable to control the actions of these third parties. We may be unable to make or maintain arrangements with third parties to perform these activities on favorable terms.

Our success may depend on third-party reimbursement of patients’ costs for our products that could result in price pressure or reduced demand for our products.

Our ability to market products successfully will depend in part on the extent to which various third parties are willing to reimburse patients for the costs of our products and related treatments. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payors are increasingly challenging the prices charged for medical products and services. Accordingly, if less costly drugs are available, third party payers may not authorize or may limit reimbursement for our products, even if our products are safer or more effective than the alternatives. In addition, the trend toward managed healthcare and government insurance programs could result in lower prices and reduced demand for our products. Cost containment measures instituted by healthcare providers and any general healthcare reform could affect our ability to sell our products and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business.

A small number of investors can control the company.

The Investors in our recently completed private placement collectively own approximately 87.7% (after giving effect to the exercise of their warrants issued in connection with the private placement, but prior to giving effect to exercise of any stock options) of our outstanding common stock, and they will own approximately 81.5% of our outstanding common stock after the rights offering (assuming all rights are subscribed and that the number of outstanding shares is 35,920,215, which number assumes the exercise of all warrants held by the Investors). In addition, the Investors currently have the right to select four of seven members of our Board of Directors. In connection with the private placement transaction of April 21, 2003, our stockholders agreed to amend our certificate of incorporation to permit stockholder action to be taken by written consent in addition to by means of an actual meeting. As a result, our Investors (if they acted together) are now able to take any action, even those actions that under Delaware law require the affirmative vote of a supermajority of the stockholders, by written consent, without the need for a stockholders’ meeting. For example, if our Investors were to act in concert, they could decide to take us private, to sell some or all of our assets, or to affect a merger without holding a stockholders’ meeting. If the Investors were to act in concert, they would have sufficient voting power to effect these types of transactions, although they have not indicated any present intent to do so.

Our common stock has limited trading volume and a history of volatility, which could impair your investment.

You may be unable to sell securities you purchase from us at the time or price desired. The market price of our common stock has fluctuated dramatically in recent years. The trading price of our common stock may continue to fluctuate substantially due to:

•	our recent reverse stock split;

•	quarterly variations in our operating results;

•	changes in earnings estimates by market research analysts;

•	concentrated ownership interest of our new Investors;

•	changes in the status of our corporate collaborative agreements;

•	clinical trials of products;

•	research activities, technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	purchases or sales of our stock by our executive officers, directors or substantial holders of our common stock;

•	timing or denial by the FDA of clinical trial protocols or marketing applications;

•	securities class actions or other litigation;

•	our ability to raise additional funds; and

•	changes in government regulations.

These fluctuations have sometimes been unrelated to our operating performance. As a result, the value of your shares could vary significantly from time to time. The historical trading volume of our common stock has been limited.

Both our charter documents and Delaware law have anti-takeover provisions that may discourage transactions involving actual or potential changes of control at premium prices.

Our corporate documents and provisions of Delaware law applicable to us include provisions that discourage change of control transactions. For example, our charter documents authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations of preferred stock, including the voting rights, at its discretion.

In addition, we are subject to provisions of Delaware General Corporation Law that may make some business combinations more difficult. As a result, transactions that otherwise could involve a premium over prevailing market prices to holders of our common stock may be discouraged or may be more difficult for us to effect as compared to companies organized in other jurisdictions.

The personal liability of our directors is limited.

Our charter documents limit the liability of our directors for breach of their fiduciary duty or duty of care to our company. The effect is to eliminate liability of directors for monetary damages arising out of negligent or grossly negligent conduct. However, liability of directors under the federal securities laws will not be affected.

Any of our stockholders would be able to institute an action against a director for monetary damages only if he, she or it can show a breach of the individual director’s duty of loyalty, a failure to act in good faith, intentional misconduct, a knowing violation of the law, an improper personal benefit, or an illegal dividend or stock purchase, and not for such director’s negligence or gross negligence in satisfying his duty of care.

Risks Relating to the Rights Offering

The subscription price is not an indication of our value.

The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition, or any other established criteria for value. You should not consider the subscription price an indication of our value or any assurance of future value. After the date of this prospectus, our common stock may trade at prices above or below the subscription price.

If you do not exercise all of your rights, you may suffer dilution of your percentage ownership of our common stock.

This rights offering is designed to enable each of our stockholders on the record date (except for the Investors in the private placement) to acquire our stock at a price equal to the price at which the Investors acquired shares and thereby increase their proportionate voting and economic interest relative to the Investors and any stockholders who do not exercise their entire initial subscription privilege.

To the extent that you do not exercise your rights and shares are purchased by other stockholders in the rights offering, your proportionate voting and ownership interest will be reduced.

Once you exercise your rights, you may not revoke your exercise.

Once you exercise your rights, you cannot revoke your exercise even if you later learn information about us that you consider unfavorable. You should not exercise your rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price. If we cancel the rights offering, we are obligated only to refund payments actually received, without interest.

The price of our common stock may decline before or after the rights expire.

We cannot assure you that the public trading market price of our common stock as quoted on the Nasdaq National Market will not decline below the purchase price after you elect to exercise your subscription rights. If that occurs, you will have committed to buy shares of common stock at a price above the prevailing market price and you will have an immediate unrealized loss.

Moreover, we cannot assure you that following the exercise of your rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you may not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the rights offering. We will not pay you interest on funds delivered to us pursuant to the exercise of rights.

To exercise your subscription rights, you need to act promptly and follow subscription instructions.

Stockholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by the rights agent prior to August 29, 2003, the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the rights agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor our rights agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

USE OF PROCEEDS

We expect to receive net proceeds from the offering of approximately $4.75 million at an offering price of $1.98 per share, assuming that all rights are exercised, and after deducting estimated offering expenses of $250,000. We intend to use up to approximately $3.8 million of the net proceeds for research and development of our RNA interference technologies and the balance for general corporate purposes, primarily working capital. Pending these uses, we will invest the net proceeds in U.S. dollar denominated, short-term, interest bearing, and investment-grade securities.

Should we receive only a portion of the maximum amount obtainable from the offering, we intend to use approximately 80% of those net proceeds for research and development of our RNA interference technologies and the balance for working capital.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol “RNAI.” The last sale price of the common stock as reported on the Nasdaq National Market on July 28, 2003, was $8.22 per share. On July 28, 2003, there were approximately 228 holders of record of our common stock. Effective April 16, 2003, we declared a 1-for-6 reverse stock split. The sale prices below reflect the 1-for-6 reverse stock split. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2001,
First Quarter	$82.14	$31.50
Second Quarter	$61.26	$34.26
Third Quarter	$59.94	$27.24
Fourth Quarter	$41.88	$21.96

Year Ended December 31, 2002,
First Quarter	$30.72	$17.04
Second Quarter	$18.00	$4.26
Third Quarter	$8.28	$2.16
Fourth Quarter	$4.14	$1.20

Year Ending December 31, 2003,
First Quarter	$4.56	$1.20
Second Quarter (through July 28, 2003)	$11.44	$2.10

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We also are party to agreements restricting our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2003:

•	on an actual basis;

•	pro forma to reflect the conversion of our Series A preferred stock and Series B preferred stock, payment of interest accrued and a discount applied related to our Schering AG loan, and the completion of the private placement on April 21, 2003, net $3.8 million of estimated expenses; and

•	pro forma, as adjusted to reflect the issuance of the shares of common stock underlying the rights offered hereby assuming all rights are sold and receipt and application of the proceeds net of $250,000 of expenses from this rights offering.

You should read the following table in conjunction with our financial statements and the accompanying notes to our financial statements, “Selected Financial Information” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” included elsewhere in this prospectus.

	March 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
	(unaudited)
Debt and convertible debt, including current and long-term portion	$6,941	$6,306	$6,306
Series A convertible, exchangeable preferred stock, $0.01 par value; 25,000 shares authorized and 12,015 shares outstanding, actual; and no shares authorized or outstanding pro forma or pro forma as adjusted	12,015	—	—
Accreted Series A preferred stock dividends	2,530	—	—
Stockholders’ (deficit) equity:
Preferred stock; $0.01 par value; 5,000,000 shares authorized and 9,905 shares issued and outstanding, actual; 5,000,000 shares authorized and no shares outstanding pro forma or pro forma as adjusted	—	—	—
Preferred stock issuable	1,127	—	—
Accreted preferred stock dividend	1,095	—	—
Common stock, $0.01 par value, 60,000,000 shares authorized and 3,380,984 shares issued and outstanding, actual; 120,000,000 shares authorized and 28,165,338 shares issued and outstanding pro forma and 120,000,000 shares authorized and 30,690,590 shares issued and outstanding pro forma as adjusted	34	282	307
Additional paid-in capital	188,078	249,432	254,156
Accumulated deficit	(199,423)	(199,423)	(199,423)
Unrealized gain on securities available for sale	1	1	1

Total stockholders’ equity	(9,088)	50,292	55,041

Total capitalization	$12,398	$56,598	$61,347

The above table excludes the following:

•	5,352,492 shares of common stock underlying options outstanding as of March 31, 2003, at a weighted-average exercise price of $4.64 per share;

•	1,199,010 and 837,833 shares of common stock available for future issuance or future grants under our stock option plan and our employee stock purchase plan, respectively, as of March 31, 2003; and

•	279,384 shares of common stock underlying warrants outstanding as of March 31, 2003, at a weighted-average exercise price of $79.96.

SELECTED FINANCIAL DATA

The following selected financial data for the fiscal years ended December 31, 2002, 2001, 2000 included herein, and 1999 and 1998 not included herein are derived from our audited financial statements. These historical results do not necessarily indicate future results. The unaudited financial data for the three months ended March 31, 2003 and 2002 are derived from the unaudited financial statements elsewhere in this prospectus and include all adjustments that we consider necessary for a fair presentation of our financial position and results of operations for such periods. When you read this data, it is important that you also read our financial statements and related notes, as well as the section “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

	Quarters ended March 31,		Years ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
Statement of Operations Data:
Revenues
Collaborative agreements	$385	$926	$3,488	$3,318	$8,302	$5,797	$8,963
Collaborative agreements—joint venture	2	426	1,069	3,960	6,052	—	—
Collaborative agreements—related parties	103	227	591	1,030	1,191	1,867	—

Total revenues	490	1,579	5,148	8,308	15,545	7,664	8,963
Expenses
Research and development	3,777	6,741	28,659	56,689	21,721	15,395	16,941
General and administrative	1,389	1,483	5,505	4,512	3,723	2,132	1,813

Total operating expenses	5,166	8,224	34,164	61,201	25,444	17,527	18,754

Operating loss	(4,676)	(6,645)	(29,016)	(52,893)	(9,899)	(9,863)	(9,791)
Other income (expense):
Interest income	21	155	389	2,165	3,196	614	634
Interest expense	(125)	(377)	(803)	(820)	(151)	(552)	(704)
Other income	(1)	(1)	—	51	4	—	25
Equity in loss of unconsolidated affiliates	(133)	(1,467)	(5,276)	(8,341)	(9,032)	(860)	(1,082)

Total other income (expense)	(238)	(1,650)	(5,690)	(6,945)	(5,983)	(798)	(1,127)

Net loss	(4,914)	(8,295)	(34,706)	(59,838)	(15,882)	(10,661)	(10,918)
Accretion of dividends on preferred stock	562	203	1,571	775	716	—	—

Net loss applicable to common stock	$(5,476)	$(8,498)	$(36,277)	$(60,613)	$(16,598)	$(10,661)	$(10,918)

Net loss per share (basic and diluted) (1)	$(1.62)	$(2.55)	$(10.81)	$(21.54)	$(6.92)	$(6.30)	$(7.30)
Shares used in computing net loss per share (basic and diluted) (1)	3,381	3,336	3,356	2,814	2,398	1,693	1,496
Balance Sheet Data:
Cash, cash equivalents and securities available-for-sale	$4,867	$28,748	$8,821	$34,995	$64,475	$14,000	$6,512
Working capital	267	24,925	5,027	31,908	65,002	14,086	8,568
Total assets	17,569	44,747	21,898	52,023	83,897	25,092	19,224
Long-term debt, current	491	169	480	169	—	200	498
Long-term debt, net of current portion	6,450	12,872	6,489	12,591	3,757	6,811	4,545
Series A preferred stock and accreted dividends	14,545	13,710	14,329	13,507	12,731	—	—
Accumulated deficit	(199,423)	(168,097)	(194,509)	(159,803)	(99,965)	(84,083)	(73,422)
Total stockholders’ (deficit) equity	(9,088)	11,891	(3,953)	20,398	63,263	14,881	11,034

(1)	As a result of a one-for-six reverse stock split effected on April 16, 2003, all references to common stock and per share amounts have been restated to reflect the one-for-six common stock reverse split on a retroactive basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview of Our Business

We are using our proprietary technology and expertise in nucleic acids to develop a new class of nucleic acid based therapeutics involving RNA interference. We are dedicated to engineering RNA-based molecules for therapeutic and diagnostic purposes.

Since our inception in 1992, we have dedicated ourselves to engineering RNA-based molecules for therapeutic and diagnostic purposes. Until recently, we focused on developing ribozyme (a type of RNA) based therapeutics and diagnostics. As a result, we advanced three product candidates into clinical development. We also have acted, and intend to continue to act, as a manufacturer of oligonucleotides (chains of nucleotides that can be chemically synthesized; oligonucleotides are a form of nucleic acid) for our use and for use by our collaborators and customers, in order to generate revenue for the purpose of supporting our therapeutic discovery operations. Our expertise in nucleic acid technology enables us to focus on the development of a new type of nucleic acid-based therapeutic based on RNA interference. We have discontinued our efforts in ribozymes and redirected our research to RNA interference because we believe it has the best prospects for commercial success. We are using our expertise to design, stabilize, manufacture and deliver small interfering nucleic acids, or siNAs, that activate selectively the process of RNA interference. We believe siNA-based drugs may become important therapeutics in the future.

We are developing drugs that address significant and unmet medical needs. We are in research and/or preclinical development with product candidates in the following areas: (a) Hepatitis C Virus, or HCV, Infection—we are developing chemically stabilized siNAs that target the HCV viral RNA to treat HCV infection; (b) Age-Related Macular Degeneration—we are developing chemically stabilized siNAs that target the Vascular Endothelial Growth Factor, or VEGF, pathway to treat macular degeneration; and (c) we are evaluating other disease targets and indications for the development of RNA interference-based therapeutics.

We own, or have exclusive licenses to use, over 180 issued or allowed patents relating to nucleic acid technology. Over 30 of these patents extend coverage to the RNA interference technology. Additionally, we have filed over 50 patent applications covering various aspects of the RNA interference technology.

Recent Developments

On February 11, 2003, we entered into a common stock and warrant purchase agreement with the Sprout Group, Venrock Associates, Oxford Bioscience Partners, TVM V Life Science Ventures GmbH & Co. KG and Granite Global Ventures (collectively, the Investors) to sell common stock and warrants for an aggregate amount of approximately $48 million (the Stock Purchase Agreement). On April 16, 2003, we held a Special Meeting of Stockholders pursuant to which the terms of the Stock Purchase Agreement with the Investors were approved. At the Special Meeting of Stockholders held on April 16, 2003, our stockholders approved, among other things, a one-for-six reverse stock split. Subsequent to the approval, every six shares of our common stock were replaced with one share of our common stock.

On April 21, 2003, pursuant to the Stock Purchase Agreement, we completed the sale of 24,242,425 shares of our common stock and warrants to purchase 5,015,152 shares of our common stock to the Investors for an aggregate consideration of approximately $48 million. The common stock was sold at a price per share of $1.98 and the warrants are exercisable at any time over the five-year period measured from the date of issuance at a price per share of $2.52.

With the consummation of the above transactions the Investors own approximately 87.7% (after giving effect to the exercise of the warrants pursuant to the Stock Purchase Agreement, but prior to giving effect to exercise of any stock options) of our outstanding capital stock. Further, pursuant to the Stock Purchase Agreement, some of the Investors have the right to designate four of the Company’s seven members of the board of directors.

In reviewing our financial information, please note that all references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in the Financial Statements, Notes to Financial Statements and Management’s Discussion and Analysis prior to the effective date of the reverse stock split have been restated to reflect the one-for-six common stock reverse split on a retroactive basis.

In April 2003, we entered into a termination agreement with Elan, under which we retain full rights to HERZYME and Elan transferred its 19.9% interest in our joint venture with Elan, Medizyme Pharmaceuticals, Ltd. (“Medizyme”), to us in exchange for either (a) a portion of any future net revenues received by us if we enter into a commercialization agreement with a third party for HERZYME; or (b) a royalty on our net sales of HERZYME. However, we do not intend to pursue independent development of HERZYME.

In connection with the execution of the Stock Purchase Agreement, we obtained certain waivers and amendments to our agreements with Elan. Among other things, Elan converted all of the outstanding shares of our Series A and Series B preferred stock into shares of our common stock immediately prior to the closing of the private placement, waived certain pre-emptive rights, and waived its right to nominate a director for election to our board of directors. The Series A preferred stock and accreted dividends have been reclassified to permanent equity-common stock following the conversion to common stock in April 2003.

At March 31, 2003, we had outstanding loans, including accrued interest, of $3.5 million to Schering AG. In connection with the Stock Purchase Agreement, and in consideration for the issuance of warrants and our agreement to pay accrued interest on the loan on a quarterly basis, Schering AG extended the due date for repayment of the loans from April 2004 to January 2005. Upon the closing of the Stock Purchase Agreement in April 2003, we paid $520,000 to Schering AG for interest accrued on the loan through March 2003. Future interest payments to Schering will be paid on a quarterly basis.

Pursuant to the Stock Purchase Agreement, we and the Investors have agreed to offer to our non-Investor stockholders, non-transferable rights to purchase an aggregate of $5 million of shares of newly issued common stock at a price of $1.98 per share. As provided in this prospectus, each non-Investor stockholder will receive the right to purchase its pro rata portion of stock and to subscribe for additional shares in the event that not all subscribers elect their pro rata portion of stock. We are offering the rights to give each stockholder (other than the Investors) the opportunity to buy more shares of our common stock at the same price at which we sold shares of common stock to the Investors in our recently completed private placement. (Note that a number of important terms and conditions of the private placement are not being made available or do not apply to stockholders who participate in this rights offering. For example, as part of the private placement, the Investors received warrants in the private placement and other rights, rights which are not being offered to the stockholders who participate in this rights offering, and agreed not to sell their shares for 180 days following the date of purchase (April 21, 2003), a restriction which will not apply to the stockholders who participate.) An additional purpose of this rights offering is to raise additional working capital. The Investors have waived their right to purchase in the rights offering.

Critical Accounting Policies

Revenue Recognition.    To date, we have committed substantially all our resources to our research and product development programs. We have not generated any revenues from therapeutic product sales, nor do we anticipate generating any therapeutic product revenues in the foreseeable future. Revenue recorded from our collaborative agreements consists of:

•	Up-front revenue. Up-front non-refundable fees are recognized upon signing an agreement when it represents the culmination of a separate earnings process. All other up-front fees are deferred and recognized systematically over the period the fees are earned.

•

Research revenue.    Typically, research revenue is based on the fully burdened cost of a researcher working on a collaboration. Rates are billed per employee for time worked on a project. This revenue is typically invoiced on a monthly basis, either up front or in arrears. Revenue is recognized ratably over the period as services are performed, with the balance, if paid up front, reflected as deferred revenue until earned. The revenue is typically recurring over the term of a collaboration.

•	License revenue. License revenue is recognized ratably over the term of the license. Payments received in advance are recorded as deferred revenue until earned.

•	Milestone revenue. Milestone revenue is recognized in full when the related milestone performance goal is achieved. Milestone revenue is typically not consistent or recurring in nature.

Our revenue has consisted primarily of research revenue payments from our collaborators. All revenues are either deferred and recognized over the performance period or recognized upon satisfying revenue criteria. As of March 31, 2003, all revenues that have been recognized were fully earned, and no further obligation exists for recognized revenue. We depend upon funding from external financing and corporate collaborations for our research and product development programs and expect to depend upon this funding for the foreseeable future.

Our revenues are denominated in U.S. dollars. Therefore, we have not been exposed to foreign currency translation risks and have not engaged in any hedging.

Deferred Patent Costs.    We capitalize legal costs directly incurred in pursuing patent applications as deferred patent costs and then amortize these costs over the estimated remaining life of the patent on a straight-line method. On a quarterly basis, we review all issued patents and pending patent applications and if a determination is made to abandon a patent or a patent application, or that an issued patent or a patent application is deemed to no longer have significant economic value, the unamortized balance in deferred patent costs related to that patent is immediately expensed.

On April 21, 2003, as previously discussed, we completed a private placement, which resulted in a change of control for the company. We have also changed our business strategy which focused on development of ribozyme-based therapeutics and diagnostics to developing a new class of nucleic acid based therapeutics based on RNA interference. As a result of finalizing this change in strategic direction during the second quarter ended June 30, 2003, we undertook a detailed review of our existing patent portfolio. As a result of this review, we have written off in the second quarter $447,000 related to abandoned patents. In addition, since we are no longer pursuing the development of ribozymes internally, we have expensed approximately $4.9 million of capitalized patent costs related to this ribozyme technology. This expense will be reflected as a separate line item in our statement of operations for the second quarter.

Patent costs directly related to our existing RNAi technology and chemistry technology relating to process development, manufacturing, stabilization and delivery of oligonucleotides continue to remain capitalized and will be amortized over a shorter period due to the early stage of our technology. We will continue to periodically review the estimated recoverability of the costs of these patents. If we determine that the estimated recoverability of the patent costs decreases significantly or that these patents or patent applications should be abandoned or have significantly reduced economic value, we will expense these costs.

Due to the early stage of our technology, we intend to expense all future patent-related legal costs until we determine that the estimated recoverability of the associated legal costs is sufficiently probable, at which time such costs will be capitalized.

Accounting for Investments in Unconsolidated Affiliates.    As part of the joint venture with Elan, we licensed HERZYME and Elan licensed its MEDIPAD® and certain liposomal drug delivery technologies to the joint venture, Medizyme. The joint venture was terminated in April 2003. While we own 100% of the outstanding common stock of Medizyme, Elan retained significant minority investor rights that are considered “participating rights” as defined in EITF 96-16 Investors Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto

Rights. Therefore, we did not consolidate the operations of Medizyme, but instead accounted for the investment in Medizyme under the equity method. As of March 31, 2003, we had absorbed the entire cost basis in our equity investment through our share of Medizyme’s net losses.

In 1998, we invested $2.0 million and licensed our gene identification and target validation technology to atugen AG, a privately owned German biotechnology company. Upon formation in 1998, we owned a majority of common stock outstanding in atugen; however, similar to the above discussion on Medizyme about “participating rights,” minority investors of atugen retained significant investor rights and therefore we did not consolidate operations but instead accounted for our investment in atugen under the equity method. In 1999, we had absorbed our entire cost basis in our equity investment through our share of atugen’s net losses. We currently own 31% of atugen common stock, which is subordinate to certain rights and preferences of atugen’s preferred shares.

Redeemable Preferred Stock.    Our balance sheets as of March 31, 2003 and December 31, 2002 present our Series A preferred stock and related accreted preferred stock dividends outside of permanent stockholders’ equity, as a result of the adoption of Emerging Issues Task Force (EITF) Topic No. D-98, Classification of and Measurement of Redeemable Securities. We issued the Series A preferred stock in January 2000 in connection with the formation of Medizyme. Shares of the Series A preferred stock issued to Elan were exchangeable for a portion of our investment in Medizyme. In April 2003 in connection with the Stock Purchase Agreement, Elan converted all of the outstanding shares of the Series A preferred stock held by Elan into shares of our common stock immediately prior to the closing of the transaction. The Series A preferred stock and accreted dividends have been reclassified to permanent equity-common stock following the conversion to common stock in April 2003.

Results of Operations

Three Months Ended March 31, 2003 and 2002

Revenues

Generally, revenue fluctuations result from changes in the number of funded research projects as well as the timing and completion of contract milestones. Our revenues are split into three categories: (i) Collaborative agreements, (ii) Collaborative agreements-joint venture, and (iii) Collaborative agreements-related parties. Collaborative agreement revenues primarily include revenues recorded from Chiron, Fujirebio and Geron. Chiron revenues are related to our collaboration on ANGIOZYME. Collaborative agreements-joint venture includes revenues from Medizyme, our joint venture with Elan. Collaborative agreements-related parties, includes revenues recorded from atugen.

Collectively, collaborative revenues decreased to $490,000 for the three months ended March 31, 2003, from $1.6 million for the corresponding period in 2002. The decrease is primarily due to lower research revenues associated with ANGIOZYME and Medizyme, our joint venture on the development of HERZYME with Elan. Revenues for ANGIOZYME and Medizyme are based on the fully loaded expense of a researcher working on the project. As both ANGIOZYME and HERZYME moved beyond the research phase and forward in clinical trials in 2002, less time was required of our researchers and more third party expenses were incurred. Reimbursements from our collaborators for third party expenses are credited against expenses and not recognized as revenue. Revenues recorded for ANGIOZYME and Medizyme were $167,000 and $2,300, respectively, for the period ended March 31, 2003, compared to $725,000 and $426,000, respectively, for the same period in 2002. Also, revenues recorded for atugen decreased to $103,000 compared to $226,000 for the periods ended March 31, 2003 and 2002, respectively, due to a reduction in services provided. Revenues from Fujirebio were $169,000 for the three months ended March 31, 2003 compared to $74,000 for the same period in 2002. In the first quarter of 2003 we recognized the remaining $169,000 of license revenue from Fujirebio that had been deferred over the term of the collaboration because all research activities under the collaboration have ended. Revenues recognized related to our Geron collaboration decreased to $43,000 for the quarter ended March 31, 2003 compared to $113,000 for the same period in 2002. However, during the first quarter of 2003, we received $1.4 million in non-refundable fees from Geron that were recorded as deferred revenue and are to be recognized upon the release of product to Geron, which we currently expect to occur by the end of June 2003. Generally, revenue fluctuations result from changes in the number of funded research projects as well as the timing and completion of contract milestones.

Expenses

Research and development.    Research and development expenses decreased to $3.8 million for the three months ended March 31, 2003, from $6.7 million for the corresponding period in 2002. The decrease in research and development expenses is primarily due to the decrease in contract services utilized to support our clinical trials as well as a reduction in personnel costs. During the first quarter of 2002, we incurred $1.4 million, net of partner reimbursements, in third party contract manufacturing and distribution costs for ANGIOZYME and HEPTAZYME to support our clinical trials. Subsequently in 2002, the scale and scope of the ANGIOZYME trials were decreased and the HEPTAZYME trial was discontinued. During the first quarter of 2003, we incurred $112,000, net of partner reimbursements, for third party contract manufacturing and distribution costs. We have completed our Phase II study of ANGIOZYME and are currently concentrating on implementing our revised business plan based on the development of RNA interference-based therapeutics. Our revised business plan resulted in a reduction of personnel from a research and development staff of 114 as of March 31, 2002 to a research and development staff of 60 as of March 31, 2003. The reduction in personnel resulted in lower salary and benefit expenses of $1.7 million for the period ended March 31, 2003 compared to $2.7 million for the period ended March 31, 2002.

We have incurred the following expenses, net of partner reimbursements, related to our major research and development projects for the periods indicated (in thousands):

	Quarter ended March 31,
	2003	2002
RNA INTERFERENCE	$1,625	$—
ANGIOZYME	300	1,050
HEPTAZYME	85	2,793
HERZYME.	113	564

Total	$2,123	$4,407

Research and development project costs include costs of salaries, benefits, clinical trial site costs, outside services, materials and supplies incurred to support the clinical programs. Indirect costs allocated to projects include facility and occupancy costs, intellectual property-related expenses, including patent prosecution and maintenance, and license and royalty payments. For purposes of project tracking, we capture the level of effort expended on a project through our project management system, which is based primarily on human resource time allocated to each project, supplemented by an allocation of indirect costs and other specifically identifiable costs, if any. As a result, the costs we allocate to a project are not intended to, and do not necessarily, reflect the precise actual incremental costs of the project.

Future costs related to the projects are difficult to estimate due to the nature, and stage of development, of the technology and the inability to foresee outcomes of key milestones in the clinical development of each drug. However, in the biotechnology industry, drug timelines generally track certain averages such as the following:

•

Preclinical research may last years depending on the technology. The research phase for the first generation ribozyme drug lasted approximately six years and cost more than $70.0 million starting with the formation of the company in 1992 until our first chemically synthesized ribozyme-based product IND was filed in 1998. Preclinical research included development from a conceptual ribozyme to the first chemically synthesized ribozymes, through the completion of animal toxicity and pharmacokinetic studies necessary to file the ANGIOZYME IND, our first chemically synthesized ribozyme-based drug introduced in the clinic.

•	Phase I clinical trials are generally conducted with small groups of patients or healthy volunteers to determine the drug’s safety profile and its blood concentration profile over time. Phase I trials may last anywhere from a few months to two years and may cost several million dollars depending on the drug and indication targeted.

•	Phase II clinical trials are generally expanded safety, optimal dosing and efficacy studies in small groups of patients afflicted with the targeted disease. Phase II trials can last up to several years and can cost several million dollars. Variances in cost and time between trials may be due to the trial regimen, number of patients and length of time patients are on trial.

•	Phase III clinical trials are large-scale, multi-center, comparative trials with patients afflicted with the target disease in order to provide enough data to demonstrate the efficacy and safety required by the FDA prior to commercialization of the drug. A Phase III trial may last anywhere from a year to several years and could cost many millions of dollars.

The most significant costs associated with clinical development are the Phase III trials as they tend to be the longest and largest studies conducted during the drug development process. The FDA closely monitors the progress of each phase of clinical testing. The FDA may, at its discretion, re-evaluate, alter, suspend or terminate testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to patients. If Phase III trials are successful, the final step in a drug approval timeline is submission of a New Drug Application (“NDA”) with the Food and Drug Administration. The NDA process may last several years.

The above timelines and costs are estimates and generalizations and as such involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from estimates. In addition, we intend to seek collaborations and corporate partners to assist in the cost and complexities of developing our drugs. If we are successful in our drug development, we intend to rely on our corporate partners or third parties with established direct sales forces to market, distribute and sell our products. These partners or third parties may have significant control over important aspects of the commercialization of our products, including market identification, marketing methods, pricing, sales force recruitment and management and promotional activities.

General and Administrative.    General and administrative expenses decreased to $1.4 million for the three months ended March 31, 2003, compared to $1.5 million for the same period in 2002. The decrease in spending during the first quarter of 2003 compared to the first quarter of 2002 is the result of cost cutting measures including a reduction in force. We had a reduction in general and administrative personnel from 19 as of March 31, 2002 to 11 as of March 31, 2003. The reduction in force occurred during the first quarter of 2003 and therefore the reduction in expenses was not fully realized during the first quarter of 2003 due to severance provided. We expect general and administrative expenses to decrease for 2003 as a result of the reduction in workforce.

Interest income.    Interest income decreased to $21,000 for the three months ended March 31, 2003 compared to $154,000 for the corresponding period in 2002. The decrease is due to lower average balances in our cash and cash equivalents and securities available-for-sale during the first quarter of 2003, as compared to the same quarter in 2002. Interest income generally fluctuates as a result of the average amount of cash available for investment and prevailing interest rates.

Interest expense.    Interest expense decreased to $124,000 for the three months ended March 31, 2003, compared to $337,000 for the corresponding period in 2002. The decrease is due to the conversion of the Elan convertible note into Series B preferred stock. The Elan note accrued interest expense and the Series B preferred stock accrued dividends. The note was converted in June of 2002, therefore interest expense of zero and $262,000 was expensed during the periods ended March 31, 2003 and 2002, respectively, related to the Elan note.

Equity in loss of unconsolidated affiliate.    Equity in loss of unconsolidated affiliate was $133,000 for the three month period ended March 31, 2003, compared to $1.5 million for the corresponding period in 2002. The expense is our 80.1% share of Medizyme’s expenses. The decrease in loss recognized for the quarter ended March 31, 2003 is due to the wind-down and subsequent termination of our joint venture with Elan in April 2003. As of March 31, 2003, all material expenses incurred with HERZYME have been recognized.

Years ended December 31, 2002, 2001 and 2000

Revenues

Collectively, collaborative revenues decreased to $5.1 million for the year ended December 31, 2002, from $8.3 million for the corresponding period in 2001. This decrease is due primarily to lower research revenues associated with Medizyme, our joint venture (now terminated) for the development of HERZYME with Elan, and with ANGIOZYME, our collaboration with Chiron. As HERZYME and ANGIOZYME progressed in clinical trials, less time is required of our researchers and more third-party expenses are incurred. Reimbursements from our collaborators for third-party expenses are credited against expenses and not recognized as revenue. Medizyme revenues decreased to $1.1 million for the year ended December 31, 2002, compared to $4.0 million for the same period in 2001. In addition, Chiron revenues decreased to $2.2 million in 2002 compared to $3.1 million in 2001. Our revenues from atugen have decreased by approximately $440,000 because atugen USA ceased operations during 2002. However, revenue from other sources and projects increased for the same period. During the first quarter of 2002, we signed an agreement with Fujirebio, a Japanese diagnostic company, for the use of allosteric ribozymes that resulted in revenues of $556,000 for the twelve months ended December 31, 2002. In addition, for the twelve months ended December 31, 2002, we recognized $718,000 from Geron for our process development and manufacturing scale-up for Geron’s anti-cancer drug, GRN163.

Collaborative revenues decreased to $8.3 million for the year ended December 31, 2001 compared to $15.5 million for the year ended December 31, 2000. The decrease of $7.2 million in 2001 compared to 2000 was primarily due to $3.8 million recorded from Lilly in 2000 for the Hepatitis C collaboration, which terminated in 2000. The 2000 Lilly revenues included $1.5 million in milestone payments and $2.3 million in research revenues. In addition, revenues recorded from Chiron decreased $1.4 million during 2001 from the year ended December 31, 2000. The decrease was due to the progression of ANGIOZYME in clinical trials and as ANGIOZYME progressed, it required fewer researchers working on the project, which in turn, resulted in lower research revenues. Also, because of the progression of HERZYME in clinical trials, and therefore fewer researchers working on the project, revenues from Medizyme decreased in 2001 compared to 2000 by $2.1 million.

However, while revenues decreased in 2001 compared to 2000, reimbursements that offset manufacturing and clinical trial expenses in connection with Chiron increased. Reimbursements from our collaborators for outside expenses are recorded as credits against expenses. For the year ended December 31, 2001, reimbursements from Chiron were $8.9 million compared to $1.3 million for the corresponding period in 2000. Approximately $8.4 million of the reimbursement in 2001 was related to third party contract manufacturing costs of ANGIOZYME.

We expect our research revenues related to ANGIOZYME and HERZYME to decrease because of a reduction in activities. However, we will be actively pursuing partnerships and collaborations to fund our other research and development programs.

Expenses

Research and Development.    Research and development expense for the year ended December 31, 2002 was $28.7 million, compared to $56.7 million and $21.7 million during the years ended December 31, 2001 and 2000, respectively. The decrease in 2002 of $28.0 million was primarily due to $28.9 million of expenses, net of partner reimbursements, we incurred in 2001 for third-party manufacturing costs for ANGIOZYME and our

HEPTAZYME drug to support our clinical trials, compared to $3.3 million, net, we incurred in 2002. The third-party manufacturing costs incurred in 2001, as well as an increase in clinical trial activities, were also reasons that research and development expenses increased $35.0 million from the prior year ended December 31, 2000. Clinical and preclinical trial expenses increased $3.5 million to $5.8 million in 2001, compared to $2.2 million in 2000. Over the next year, we expect certain research and development expenses, including preclinical studies, clinical trials and manufacturing expenses, to decrease as we complete current phases of clinical development programs for ANGIOZYME and HERZYME. However, as we move forward in our RNA interference research and preclinical development, we expect expenses related to such research and development to increase.

Our research and development expenses currently include costs of scientific personnel, supplies, equipment, outsourced clinical and other research activities, consultants, patent filing, depreciation, utilities, administrative expenses and an allocation of corporate costs. We cannot predict the scope or magnitude of future research and development expenses at this time for our product candidates in the early phases of research and development as it is not possible to determine the nature, timing and extent of clinical trials and studies, the FDA’s requirements for a particular drug and the requirement and level of participation, if any, by potential partners. As potential products proceed through the development process, each step typically is more extensive, and therefore more expensive, than the previous step. Success in development therefore results, generally, in increasing expenditures. Furthermore, our business strategy involves licensing certain of our drug candidates to collaborative partners. Depending upon when such collaborative arrangements are executed, the costs incurred solely by us will be impacted.

We have incurred the following expenses, net of partner reimbursements, related to our three major research and development projects (in thousands):

	December 31,
	2002	2001	2000
ANGIOZYME	$5,194	$13,844	$5,852
HEPTAZYME	7,153	30,396	979
HERZYME	1,433	4,084	5,049

Total	$13,780	$48,324	$11,880

General and Administrative.    General and administrative expenses for the year ended December 31, 2002 was $5.5 million, compared to $4.5 million and $3.7 million for the years ended December 31, 2001 and 2000, respectively. The increases from year to year are the result of increased staffing and expenses necessary to manage and support our expanding product and business development efforts. General and administrative expenses may continue to increase as a result of increasing legal and other professional fees in connection with business development efforts and patent protection.

Staffing levels for the company have fluctuated from a high of 138 during 2002 to a low of 70 as of March 2003. We increased staffing significantly during 2000 and 2001 in order to support the clinical development of ANGIOZYME and HEPTAZYME. During 2002, we discontinued our HEPTAZYME clinical trials due to a toxicity issue, scaled back considerably the scope and number of ANGIOZYME trials and have redirected our efforts into the research and development of RNA interference therapeutics. Our expenses in 2002, 2001 and 2000 reflect the staffing fluctuation. We anticipate remaining at our current staffing levels through 2003.

Interest income.    Interest income was $389,000 for the year ended December 31, 2002 compared to $2.2 million and $3.2 million for the years ended December 31, 2001 and 2000, respectively. The decrease from year to year is primarily due to declining average balances in our cash, cash equivalents and securities available-for-sale. Interest income generally fluctuates as a result of the average amount of cash available for investment and prevailing interest rates.

Interest expense.    Interest expense was $803,000 for the year ended December 31, 2002 compared to $820,000 and $151,000 for the years ended December 31, 2001 and 2000, respectively. During 2000 interest expense was primarily related to our Elan convertible note. In 2001, we increased our borrowings on the Elan convertible note and therefore interest expense increased as well. In June 2002, Elan converted our convertible note to preferred stock. The note accrued interest at a 12% annual rate, compounded semi-annually, through June 2002, but as of July 2002 the preferred stock accrued dividends at a 12% semi-annual rate. Offsetting the decrease in accrued interest related to the Elan note during 2002, was interest expense related to additional borrowings funding capital equipment purchases through long-term debt established with a credit facility in December 2001. Interest expense is expected to increase in the future as we arrange for additional financing for operations.

Equity in loss of unconsolidated affiliate.    Equity in loss of unconsolidated affiliate was $5.3 million for the period ended December 31, 2002, compared to $8.3 million and $9.0 million for the years ended December 31, 2001 and 2000, respectively. The expense is our 80.1% share of Medizyme’s 2002 expenses, limited to the cost of our investment. The decreases in the losses recognized over the years are due to the decreases in Medizyme’s expenses related to the development of HERZYME. The decreases are the result of the transition of HERZYME from research to clinical trials. Medizyme’s 2002 expenses include $5.0 million amortized expense for a $15.0 million license fee paid to Elan in January 2000, as well as $1.4 million we invoiced Medizyme in 2002 for research we conducted and clinical trial expenses we incurred with HERZYME. Medizyme’s 2001 expenses also include the $5.0 million in amortized license expense, as well as $5.0 million we invoiced in 2001 for research we conducted and clinical trial expenses we incurred with HERZYME.

Liquidity and Capital Resources

We had cash, cash equivalents and securities available-for-sale of $4.9 million at March 31, 2003 compared with $8.8 million at December 31, 2002. The $3.9 million decrease in cash, cash equivalents and securities available-for-sale is primarily the result of $3.3 million used for operations, net of revenues of $490,000; $501,000 used for investments in equipment, leasehold improvements, patents and additional investment in an unconsolidated affiliate; and $116,000 paid for debt obligations.

We had cash, cash equivalents and securities available-for-sale of $8.8 million at December 31, 2002 compared with $35.0 million at December 31, 2001. The $26.2 million decrease in cash, cash equivalents and securities available-for-sale is primarily the result of $22.4 million used for operations, net of revenues of $5.1 million; $4.6 million used for investments in equipment, leasehold improvements, patents and additional investment in an unconsolidated affiliate; net $230,000 in loans to executives; $124,000 received in proceeds from equity transactions; $2.9 million received in proceeds from credit facilities; and $1.9 million paid for debt obligations. Loans totaling $450,000 were made to five members of senior management prior to the passage of the Sarbanes-Oxley Act in July 2002.

We invest our securities available-for-sale in interest bearing, investment-grade securities.

Accounts receivable at March 31, 2003 were $385,000 compared to $484,000 at December 31, 2002. Accounts receivable at March 31, 2003 included $71,000 due from Medizyme for research support for HERZYME and $164,000 due from Chiron for reimbursement of ANGIOZYME expenses, as well as $150,000 due from miscellaneous other sources.

Accounts receivable at December 31, 2002 were $484,000 compared to $1.5 million at December 31, 2001. Accounts receivable at December 31, 2002 included $157,000 due from Medizyme for research support for HERZYME and $138,000 due from Chiron for reimbursement of ANGIOZYME expenses, as well as $189,000 due from miscellaneous other sources.

Total additions for property, plant and equipment for the quarter ended March 31, 2003 were $119,000. As of March 31, 2003, we had borrowed $1.8 million on a $4.0 million loan facility through a credit institution. The loan facility through the credit institution averages an interest rate of 9.5%, and matures in 36 or 48 months depending on the type of equipment collateralized. We anticipate future property, plant and equipment needs to be financed through the existing loan facility and additional credit facilities yet to be determined.

Total additions for property, plant and equipment for the year ended December 31, 2002 were $1.6 million. As of December 31, 2002, we had borrowed $1.8 million on a $4.0 million loan facility through a credit institution. The loan facility through the credit institution currently averages an interest rate of 9.5%, and matures in 36 or 48 months depending on the type of equipment collateralized.

In the fourth quarter of 2002 we took delivery for $3.6 million of ribozyme drugs that we were contractually obligated to purchase from a contract manufacturer. The terms of payment for the purchase were $1.6 million paid on October 30, 2002; $1.1 million to be paid on or before October 30, 2004; and $873,491 to be paid on or before June 30, 2005. In June 2003, we entered into an agreement with the contract manufacturer, wherein in lieu of the payments of $1.1 million, and $873,491 together with the interest payable, we paid the contract manufacturer the sum of $1,726,805.

Schering AG.    At March 31, 2003, we had outstanding loans, including accrued interest, of $3.5 million to Schering AG. In connection with the Stock Purchase Agreement, and in consideration for the issuance of warrants and our agreement to pay accrued interest on the loan on a quarterly basis, Schering AG extended the due date for repayment of the loans from April 2004 to January 2005. Upon the closing of the Stock Purchase Agreement in April 2003, we paid $520,000 to Schering AG for interest accrued on the loan through March 2003. Future interest payments to Schering will be paid on a quarterly basis.

At December 31, 2002, we had available net operating loss carryforwards and research and development credit carryforwards of $169.2 million and $4.5 million, respectively, for income tax purposes. Our ability to utilize our net operating loss carryforwards is subject to an annual limitation in future periods pursuant to the “change in ownership” rules under Section 382 of the Internal Revenue Code.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in interest rates primarily from our investments in certain short-term investments. We invest our excess cash in highly liquid short-term investments that are typically held for the duration of the term of the respective instrument. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments to manage exposure to interest rate changes. Accordingly, we believe that, while the securities we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

THE COMPANY

An overview of our company.

Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc. until our name change became effective on April 16, 2003) is a leader in the field of nucleic acid technology. We are using our proprietary technology and expertise in nucleic acids to develop a new class of nucleic acid based therapeutics involving RNA interference. We are dedicated to engineering RNA-based molecules for therapeutic and diagnostic purposes.

Since our inception in 1992, we have dedicated ourselves to engineering RNA-based molecules for therapeutic and diagnostic purposes. Until recently, we focused on developing ribozyme (a type of RNA) based therapeutics and diagnostics. As a result, we advanced three product candidates into clinical development. We also act as a manufacturer of oligonucleotides (chains of nucleotides that can be chemically synthesized; oligonucleotides are a form of nucleic acid) for our use and for use by our collaborators and customers, in order to generate revenue for the purpose of supporting our therapeutic discovery operations. Our expertise in nucleic acid technology enables us to focus on the development of a new type of nucleic acid-based therapeutic based on RNA interference. We have discontinued our efforts in ribozymes and redirected our research to RNA interference because we believe it has the best prospects for commercial success. We are using our expertise to design, stabilize, manufacture and deliver small interfering nucleic acids, or siNAs, that activate selectively the process of RNA interference. We believe siNA-based drugs may become important therapeutics in the future.

We are developing drugs that address significant and unmet medical needs. We are in research and/or preclinical development with product candidates in the following areas: (a) Hepatitis C Virus, or HCV, Infection—we are developing chemically stabilized siNAs that target the HCV viral RNA to treat HCV infection; (b) Age-Related Macular Degeneration—we are developing chemically stabilized siNAs that target the Vascular Endothelial Growth Factor, or VEGF, pathway to treat macular degeneration; and (c) we are evaluating other disease targets and indications for the development of RNA interference-based therapeutics.

We own, or have exclusive licenses to use, over 180 issued or allowed patents relating to nucleic acid technology. Over 30 of these patents extend coverage to the RNA interference technology. Additionally, we have filed over 50 patent applications covering various aspects of the RNA interference technology.

We are developing a new class of RNA-based therapeutics.

RNA Interference Background

RNA interference technology generally uses a double-stranded sequence of nucleic acid, such as RNA, capable of reducing the expression of mRNA and viral RNA in a sequence-specific manner. For simplicity, we refer to the double-stranded RNA molecule facilitating this process as a siNA (short interfering nucleic acid). The process of reducing the expression of a mRNA or viral RNA is called RNA interference. RNA interference is a mechanism used by cells to regulate the expression of genes and replication of viruses. The RNA interference mechanism induces the destruction of target RNA using naturally occurring cellular protein machinery.

RNA interference has become the focus of multiple scientific publications over the past year. Harnessing the natural phenomenon of RNA interference holds potential for the development of a new class of drugs with specificity toward a wide range of different diseases that result from undesirable protein production or viral replication. Although there is widespread use of RNA interference-based reagents for target validation, the development of RNA interference-based pharmaceuticals for therapeutic uses to target disease currently is in an early stage of development.

To date, one of the major limitations of RNA interference has been the instability of unmodified siNAs. Unmodified siNAs generally break down rapidly in the body, thereby restricting the duration of their potential therapeutic activity. Effective drugs need to be resistant to breaking down in the human body and cells to ensure a sustained therapeutic response. Over the past 10 years, we have developed chemical and pharmacological expertise and a portfolio of patents in this area of nucleic acid research. This capability allows informed design and rapid synthesis of chemically modified and stabilized siNA derivatives that retain substantially all the properties required for recognizing their target but also have increased resistance to degradation. Recently, we have shown in cell culture that stabilized siNAs can reduce the expression of specific genes without affecting expression of other genes. Our chemically modified and stabilized siNAs are stable in human serum for several days in serum stability assays. This is in contrast to unmodified siNAs most of which have human serum stability of less than a few minutes. We have made stabilized siNAs against a number of targets and successfully tested them in cell culture, and in some cases, with animal experiments. These targets cover the therapeutic fields of oncology, metabolic, inflammatory, central nervous system, renal and infectious diseases. Finally, we have filed for patent protection of our siNAs against these targets. We believe this provides us with a competitive advantage in developing RNA interference-based therapeutics.

RNA interference has potentially significant advantages over traditional drugs.

RNA interference-based therapeutics have potentially significant advantages over traditional approaches to treating diseases, including the following:

•	Broad Applicability. Diseases for which an abnormal gene function can be identified as a cause or as an essential contributing factor, are potentially treatable with RNA interference-based drugs.

•	Therapeutic Precision. Some of the side effects associated with traditional drugs may be reduced or avoided by using RNA interference-based drugs designed to inhibit expression of only disease associated- and targeted-gene and not interfere with other genes in the body.

•	Target RNA Destruction. Compared to most drugs that only temporarily prevent targeted protein function, RNA interference-based drugs should destroy the target RNA and stop the associated undesirable protein production required for disease progression.

We are developing drugs that address significant and unmet medical needs. We have been in research and/or clinical development with product candidates in the following areas:

•	Hepatitis C Virus Infection: We are developing chemically stabilized siNAs that target the HCV viral RNA to treat HCV infection. This program is in the lead identification phase of development.

•	Age-Related Macular Degeneration: We are developing chemically stabilized siNAs that target the Vascular Endothelial Growth Factor pathway to treat age-related macular degeneration. This program is in the lead identification phase of development.

•	Other Indications for RNA Interference: We are evaluating other disease targets and indications for the development of RNA interference-based therapeutics.

•	Solid Tumor Cancers: ANGIOZYME is a ribozyme-based product we have been developing in collaboration with Chiron to treat solid tumor cancers. We have completed our preliminary analysis of 12-24 week data from a Phase II colorectal cancer clinical trial and presented the results at the ASCO meeting in Chicago on May 31, 2003. We do not intend to develop ANGIOZYME independently so that we can focus on RNA interference. If Chiron elects not to conduct additional clinical development studies, we and/or Chiron will seek a third party partner to develop ANGIOZYME. Chiron has not announced whether it will continue with the ANGIOZYME program, and there can be no assurance that a new partner will be found.

Our Business Strategy

Our strategy is to use our nucleic acid technology expertise and patent position to create value:

•	We intend to develop stabilized siNA molecules for therapeutic applications in several disease areas.

•	We will pursue partnerships with other pharmaceutical or biotechnology companies to develop RNA interference-based therapeutics.

•	We will seek to maintain and expand our patent portfolio and proprietary technology. We own, or have exclusive licenses to use, over 180 issued or allowed patents relating to nucleic acid technology. Over 30 of these patents extend coverage to the RNA interference technology. Additionally, we have filed over 50 patent applications covering various aspects of the RNA interference technology. We aggressively pursue patent protection to maintain worldwide rights relating to the development, manufacture and sale of ribozyme and RNA interference-based therapeutics.

•	We want to leverage our nucleic acid expertise through licensing, process development and pilot manufacturing. We believe that we have established one of the leading nucleic acid chemistry groups that can provide medicinal chemistry, process development and manufacturing to others in need of this expertise. We believe that we will be able to capitalize on our continuing investment in nucleic acid technology by entering into licensing, process development and pilot manufacturing arrangements with collaborators to generate revenues, while retaining this capability for our own drug development.

•	We intend to spin off or sell our diagnostic technology. We have demonstrated proof-of-principle for the use of allosteric ribozymes for both diagnostic protein and nucleic acid detection. We have decided not to develop further our diagnostic technology internally and, therefore, we intend to spin-off or sell this technology.

Gene Expression and Human Disease

The undesirable production of certain proteins (gene expression) is a substantial factor in many human diseases. The abnormality may be due to a defective gene, the over- or under-production of a protein by a ”normal” gene, or the expression of genes from viruses or bacteria. This abnormal protein production may have direct effects on cells within the body or may initiate a series of events involving other proteins, thereby producing disease. Gene expression by viruses or bacteria causes replication and growth of infectious agents.

Protein production generally involves two steps. First, the information from the DNA sequence of the gene is “transcribed” to messenger RNA (mRNA). The second step involves “translation” of the mRNA and its information into a protein. The process by which genetic information is “expressed” in the form of a protein is highly selective; production of a particular protein generally requires its own specific DNA sequence that leads to a corresponding mRNA sequence. Being able to identify any abnormal production of protein is an important tool in diagnosing human disease. Blocking a gene’s expression using RNA interference once a protein target has been identified is, we believe, a promising therapeutic approach.

Our Nucleic Acid Technology

Our approach to drug discovery and development begins by either identifying a gene in human beings causing or contributing to disease or identifying an essential gene in a disease-causing infectious agent. We analyze the nucleotide sequence of the mRNA corresponding to the target gene and create one or more complementary siNA nucleotide sequences. We then synthesize the siNAs using our proprietary processes.

Initially, we test the effectiveness of the siNA in cell culture and, if possible, in animal models. If the siNA reduces or stops production of the protein associated with the disease, or slows the associated growth or spread of the disease, not only have we validated the disease contributing function of the gene, but we also have identified a drug candidate.

Once we identify a target gene and related siNA, we improve the effectiveness of the siNA by varying its structure to increase further its stability and improve its pharmacokinetic properties in the human body.

To date, we have achieved a number of significant milestones in RNA technology development, including the following:

Stability.    To be useful as a therapeutic treatment, siNAs must remain stable in human serum and cells long enough to destroy the targeted RNA and, ideally, long enough to destroy several RNA molecules. Unmodified siNAs are stable in human serum for only a few minutes. We have successfully produced chemically modified siNAs that retain their activity in cell culture and are stable in human serum for several days in serum stability assays, thereby overcoming the first barrier to making an effective drug. Another hurdle is reducing drug clearance from the blood stream and the site of action. One way to accomplish this is to increase drug stability in a specific target organ and cell type that will vary depending on the disease target. We have carried out proof-of-principle experiments in animal model systems that demonstrate the activity of our stabilized siNA molecules.

Selectivity.    Our siNA molecules should interact only with the target RNA and therefore not affect the functions of other genes. As a result, our siNA molecules have the potential to be less toxic than traditional drugs that interact with many targets. We have demonstrated a high degree of selectivity with siNAs. Based on our work and the work of others, we believe that a binding region of approximately 19 nucleotides is optimal for siNA selectivity. We can compare to the published human genome sequence data to ensure that only the desired gene sequence is targeted.

Delivery.    Successful development of any drug requires that the drug be delivered to the desired site in the body, and delivery of nucleic acid-based therapeutics is generally challenging. We are exploring a number of delivery possibilities, including local (directly to the target area) and systemic (directly into the blood stream) delivery. To date, we have demonstrated in animal model systems that chemically stabilized siNA molecules are present in the bloodstream after intravenous delivery and that exposure can be prolonged by subcutaneous (into the skin) delivery. We believe that some chemically stabilized siNAs can be delivered via a single subcutaneous injection to patients with extended presence of siNAs in the patient’s blood. We are working on improving the delivery of siNAs by various methods, to increase the tissue-specific delivery of these drugs in vivo.

Safety.    To date we have not assessed the safety of our chemically stabilized siNA drugs in human beings. However, we have completed single and multiple dose animal safety studies with our other oligonucleotides, for example with several ribozymes, that have confirmed the lack of significant toxicity at clinically relevant doses. Certain ribozyme-based compounds have shown a lack of toxicity in rodents and monkeys for periods of up to three months. In clinical trials for one of our ribozyme-based compounds, we have observed safety and tolerability for periods of up to 16 months of daily subcutaneous injections in approximately 170 cancer patients.

Effectiveness.    We have demonstrated through internal research that RNA interference can reduce the amount of target mRNA and the corresponding level of protein produced in cell culture, and that our siNAs targeted against the VEGF pathway inhibit the development of new blood vessels in ocular animal model systems. In addition, we have shown the effectiveness of our anti-viral siNAs in decreasing HCV and HBV viral replication in cell culture model systems.

Manufacturing. To meet our needs for research, preclinical studies, clinical trials and the eventual commercialization of RNA interference-based therapeutics, we must be able to manufacture sufficient amounts of drug in a cost effective manner. We have developed proprietary technology allowing us to synthesize several hundred stabilized siNA molecules in hundreds of microgram quantities per month. These quantities are sufficient to permit us to perform direct cell-based screening of multiple potential target sites over short periods of time. We also have developed the capability to manufacture kilogram quantities under the FDA’s current good manufacturing practices (cGMP). In early 2002, we expanded our internal manufacturing capabilities and increased our level of cGMP compliance to enable the production of nucleic acid material for clinical trials.

Our Product Programs

The development process for our products starts with research and preclinical development. Research includes identifying a target protein or viral sequence, synthesizing a panel of appropriate siNAs to block expression of the target protein or virus, and testing the activity of the siNAs in a specific cell population. We will pursue preclinical and clinical testing only for those products that we believe have a high likelihood of commercial success based on identifying a disease causing target, favorable pharmacokinetics and unmet medical need.

Preclinical testing includes pharmacology and toxicology testing in animal models, product formulation, dosage studies and manufacturing scale-up for submission of the data necessary to comply with regulatory requirements of the FDA and similar agencies in other countries prior to commencing human trials.

Hepatitis C

There are approximately 3.9 million individuals infected with hepatitis C in the United States and over 170 million worldwide. Of the 3.9 million infected individuals in the United States, 70% have chronic hepatitis C and are potential candidates for treatment. Each year in the United States, hepatitis C infects between 250,000 to 500,000 new individuals and leads to between 8,000 to 10,000 deaths. It is one of the most common blood-borne infections in the United States and has been identified as a ”silent epidemic” and “a daunting challenge to public health” by the United States Congress. Current therapies for hepatitis C that include various interferons combined with Ribavarin are effective in approximately 50% of patients and have serious side effects.

We are developing an siNA therapeutic targeting the HCV. This program is in the lead identification phase of development. We have identified several stabilized siNAs that we are currently testing in appropriate animal model systems. We are also screening these siNAs in a cell culture system of HCV infection, where the preliminary results show that chemically modified siNAs can successfully inhibit viral replication.

Macular Degeneration

Age related macular degeneration, or AMD, is caused by the deterioration of the central portion of the retina. This disease is the leading cause of irreversible vision loss among Americans over the age of 55. There are two different forms of AMD: dry AMD and wet AMD. The dry form accounts for the majority of AMD cases but usually does not lead to vision loss. The wet form accounts for 10 to 15% of all AMD cases but is associated with severe vision loss. Approximately 1.2 million people in the United States have wet AMD with 200,000 new cases per year that require treatment. Wet AMD results from a proliferation of abnormal blood vessels beneath the retina called neovascularization. This neovascularization results in fragile blood vessels that leak blood and fluid into the retina. The leakage occurs in the macula, the portion of the retina responsible for central vision. If left untreated, wet AMD can lead to rapid vision loss for most patients.

We are developing siNAs that target the VEGF pathway to treat macular degeneration. This program is in the lead identification phase of development. To date, we have demonstrated that we can inhibit the formation of new blood vessels in ocular animal model systems of neovascularization using our stabilized siNAs targeting the VEGF pathway.

Other Programs

As we have redirected our business to focus on RNA interference, our current partnerships, which are for ribozyme-based technology and do not focus on RNA interference, are winding down.

•	ANGIOZYME is a ribozyme-based product we have been developing in collaboration with Chiron to treat solid tumor cancers. We have completed our preliminary analysis of 12-24 week data from a

Phase II colorectal cancer clinical trial and presented the results at the American Society of Clinical Oncology meeting in Chicago on May 31, 2003. We do not intend to develop ANGIOZYME independently so that we can focus on RNA interference. If Chiron elects not to conduct additional clinical development studies, we and/or Chiron will seek a third party partner to develop ANGIOZYME. Chiron has not announced whether it will continue with the ANGIOZYME program, and there can be no assurance that a new partner will be found.

•	We also were developing HERZYME, a ribozyme-based product, in collaboration with Elan Corporation to treat breast and other solid tumor cancers. A Phase I clinical trial was completed. In April 2003, we entered into a termination agreement with Elan, under which we retain full rights to HERZYME and Elan transferred its 19.9% interest in our joint venture with Elan, Medizyme Pharmaceuticals, Ltd., to us in exchange for either (a) a portion of any future net revenues received by us if we enter into a commercialization agreement with a third party for HERZYME; or (b) a royalty on our net sales of HERZYME. However, we do not intend to pursue independent development of HERZYME.

•	In 2002, we entered into a feasibility and collaboration agreement with Fujirebio, Inc., to conduct a feasibility study involving our proprietary ribozyme-based technology for diagnostic applications. Recently we completed the first phase of our collaboration with Fujirebio. Fujirebio has informed us that it does not wish to continue the collaboration. We do not intend to pursue independent development of this technology.

Our Licensing, Process Development and Pilot Manufacturing Activities

Archemix.    In May 2001, we entered into a collaborative agreement with Archemix, a privately held company. One of Archemix’s technologies, RiboReportersTM, incorporates allosteric ribozymes. This technology allows researchers to detect individual molecules in complex mixtures, for drug discovery and environmental monitoring. Under the terms of our agreement with Archemix, we granted certain licenses and sublicenses to our intellectual property covering the allosteric ribozyme technology. We also received a license to Archemix’s intellectual property covering allosteric ribozymes for use in molecular diagnostic applications. We currently own approximately 2.8 percent of the outstanding common stock of Archemix.

Geron Corporation.    In December 2001, we announced a collaboration with Geron Corporation, or Geron, a biopharmaceutical company focused on developing and commercializing therapeutic and diagnostic products for applications in oncology and regenerative medicine and research tools for drug discovery. Our first program was a process development partnership with Geron for GRN163, a nucleic acid based telomerase agonist for cancer. Geron paid us for consultation in nucleic acid technology process development and scale-up of the manufacturing process for GRN163. We successfully completed this program and the arrangement was renewed in July 2002 to manufacture GMP clinical grade GRN163 for Geron’s Phase I clinical study.

atugen AG.    We have used ribozymes and other oligonucleotides for target discovery and validation, the process by which we identify genes that cause or contribute to human diseases. In 1998, we transferred our target discovery and validation technologies involving ribozymes and antisense oligonucleotides to atugen in exchange for a significant equity interest in atugen. atugen’s primary goal is to accelerate the discovery and validation of human health therapeutic targets through strategic collaborations. We currently own 31% of atugen common stock, which is subordinate to certain rights and preferences of atugen’s preferred shares. We have the right to name two designees to atugen’s board of directors, so long as we own at least 30% of atugen’s outstanding stock. We are paid by atugen for a portion of our costs of prosecuting patents applicable to atugen’s business. As part of its formation, atugen received exclusive royalty-free licenses to our extensive patents and technologies for target discovery and validation using antisense oligonucleotides and ribozymes. We received a one-time $2.0 million license payment in 1999 for a portion of the licensed technology.

Our Competition

We are engaged in the rapidly changing business of developing treatments for human disease through the regulation of gene expression. Competition among entities attempting to develop products to treat diseases by regulating gene expression is intense and is expected to increase. In addition to competitors in the regulation of gene expression field, there are other competitors using other technologies to target the same diseases that we are targeting. In the fields of HCV and macular degeneration, in addition to currently marketed products, there are several compounds in preclinical and clinical testing.

We face direct competition from other companies engaged in the research, development and commercialization of RNA interference-based technology, as well as competition from companies attempting other methods of gene expression control. In addition, we compete with large pharmaceutical companies and established biotechnology firms, many of whom are developing new products to treat the same diseases that we target. In some cases, those companies have already commenced clinical trials for their products. Many of these companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies and clinical trials, obtaining regulatory approvals and marketing than we do. Our collaborators and licensees may be conducting research and development programs using non-RNA interference technologies directed at the same diseases that we are targeting. Smaller companies also may prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. In addition, our competitors may complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before us, thus achieving a significant competitive advantage.

We are aware that a number of companies, including biotechnology companies and pharmaceutical companies, are pursuing research and development programs relating to the emerging area of RNA interference. A number of these companies have filed patents in the area of RNA interference. It is difficult to predict whether any of these companies will be successful in obtaining patent protection, whether the patent protection sought will address important aspects of the technology, and, to what extent these companies will be successful in their RNA interference ventures.

Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for products and clinical development and marketing. These companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.

Our Patents and Proprietary Technology

Protecting patents and other proprietary rights is crucial to developing our business. In addition to patents, we rely upon trade secrets, know-how and continuing technological innovations in the design, synthesis, and purification of nucleic acid molecules, such as RNA and in nucleic acid chemistry. We also rely on licensing opportunities to develop and maintain our competitive position. It is our policy to file patent applications when appropriate to protect technology, inventions and improvements that are considered important in the development of our business.

In the RNA interference field, we have filed over 50 patent applications covering various aspects of this technology, including chemically stabilized RNA interference constructs, method of synthesizing RNA interference constructs, application of RNA interference to specific therapeutic targets and for target discovery. We are in the process of filing additional patent applications to expand our coverage for the RNA interference technology, inventions and improvements that are considered important to the development of our business.

In the ribozyme field, we have rights to over 180 issued or allowed patents, and over 150 pending patents covering various aspects of the ribozyme technology, including synthesis, delivery, methods of production and uses thereof, such as applications to human therapeutics and diagnostics, agriculture and animal health. These patents provide us with broad intellectual property protection in the field of ribozyme research and development.

As part of our overall intellectual property strategy, we selectively enter into agreements with academic institutions either to license pre-existing technology or to support the development of new technologies. With these agreements we intend to gain the commercial rights to such new technologies, such as RNA interference. It is our policy to file patent applications when appropriate to protect technology, inventions and improvements that are considered important in the development of our business.

We have filed opposition documents against an RNA interference-related patent granted to a competitor in Europe. We are also involved in a re-examination proceeding involving one of our patents in the United States. We may not have identified all United States and foreign patents that pose a risk of infringement.

Government Regulation of our Drug Development Activities

The development, manufacture and potential sale of therapeutics are subject to extensive regulation by United States and foreign governmental authorities. In particular, pharmaceutical products undergo rigorous preclinical and clinical testing and other approval requirements by the FDA in the United States under the federal Food, Drug and Cosmetic Act and the Public Health Service Act and by comparable agencies in most foreign countries.

Before we may begin testing agents with potential therapeutic value in healthy human test subjects or patients, stringent government requirements for preclinical data must be satisfied. The data, obtained from studies in several animal species, as well as from laboratory studies, are submitted in an IND application or its equivalent in countries outside the United States where clinical studies are to be conducted. Preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

Clinical trials are typically conducted in three sequential phases, although these phases may overlap. In Phase I, which frequently begins with initial introduction of the compound into healthy human subjects prior to introduction into patients, the product is tested for safety, adverse affects, dosage, tolerance, absorption, metabolism, excretion and clinical pharmacology. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the compound for a specific indication to determine dose tolerance and the optimal dose range as well as to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population at geographically dispersed study sites to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Data from preclinical and clinical trials are submitted to the FDA as a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application. The process of completing clinical trials for a new drug is likely to take a number of years and requires the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense. There can be no assurance that FDA or any other health authority approval will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA or other health authorities may deny an NDA or marketing authorization application if the authority’s regulatory criteria are not satisfied or may require additional testing or information.

Even after initial FDA or other health authority approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities may require post-marketing reporting to monitor the side effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes will be required to be submitted to the FDA or other regulatory authority.

Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to commencing commercial sales of the product in such countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements. Further, the FDA regulates the export of products produced in the United States and may prohibit the export of such products even if they are approved for sale in other countries.

We are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resources Conservation and Recovery Act and other present and potential future federal, state and local regulations. Completing the multitude of steps necessary before marketing can begin requires the expenditure of considerable resources and a lengthy period of time. Delay or failure in obtaining the required approvals, clearances or permits by us, our corporate partners or our licensees would have a material adverse affect on our ability to generate sales or royalty revenue. The impact of new or changed laws or regulations cannot be predicted with any accuracy.

Our Manufacturing and Marketing

To support our research, preclinical and clinical trial manufacturing requirements, we constructed in our leased buildings manufacturing facilities that we believe comply with applicable regulatory requirements. We have also established operational quality assurance and quality control procedures. We believe that our existing facilities and capability will be satisfactory for production of siNAs needed for clinical trials.

We do not currently have the internal facilities or means to manufacture, market, distribute or sell on a commercial scale any products we may develop. We have expanded our quality control and quality assurance program internally, including adopting a set of standard operating procedures designed to assure that any products manufactured by or for us are made in accordance with GMP and other applicable domestic and foreign regulations.

We expect our corporate collaborators to enter into distribution or partnership agreements with pharmaceutical or biotechnology companies that have large, established sales organizations to market and sell most products developed, at least initially.

Our Employees

As of July 28, 2003, we had 71 full-time employees, including a technical scientific and support staff of 60 and the balance in general administration. This includes a recent staff reduction in the administration and service areas of our company. Our future performance depends significantly on the continued service of our key personnel. None of our employees are covered by collective bargaining arrangements. We believe our employee relations are good.

Description of Property

We lease approximately 60,000 square feet of laboratory, manufacturing and office space in two adjacent buildings in Boulder, Colorado, under operating leases that last through October 2007 and June 2007. We believe that our facilities are sufficient to meet our current needs.

DIRECTORS AND OFFICERS

Our directors, executive officers and key employees as of July 28, 2003 are as follows:

Name	Age	Position
Howard W. Robin	50	Chief Executive Officer, President and Director
Nassim Usman	43	Chief Scientific Officer and Vice President of Research and Development
Marvin Tancer	52	Chief Financial Officer and Vice President of Operations
Bharat M. Chowrira	38	Vice President, Legal Affairs, Licensing & Patent Counsel
James Niedel (1) (3)	59	Chairman of the Board
Bryan Roberts (1) (2)	36	Director
Douglas Fambrough (2) (3)	34	Director
Jeremy L. Curnock Cook (2)	53	Director
R. Scott Greer	44	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of Nominating and Corporate Governance Committee

Howard W. Robin has served as our Chief Executive Officer, President and a director since July 2001. From January 2001 to June 2001, Mr. Robin was our Chief Operating Officer, President and a director. From 1991 to 2001 Mr. Robin was Corporate Vice President and General Manager at pharmaceutical company Berlex Laboratories, Inc. From 1987 to 1991 he served as Vice President of Finance and Business Development and Chief Financial Officer at Berlex Laboratories and from 1984 to 1987 Mr. Robin was Director of Business Planning & Development at Berlex Laboratories. He was a Senior Associate with the accounting firm Arthur Andersen & Company prior to joining Berlex Laboratories. He received his B.S. in Accounting & Finance from Farleigh Dickinson University in 1974.

Nassim Usman has served as our Chief Scientific Officer since February 2002 and Vice President of Research and Development since August 2000. From December 1999 to July 2000, Dr. Usman served as our Senior Vice President of Research. From May 1996 to December 1999, Dr. Usman served as our Vice President of Research. From April 1994 until May 1996, Dr. Usman served as Director of Chemistry and Biochemistry Research and from September 1992 until April 1994 Dr. Usman served as our Senior Scientist in Chemistry and Biochemistry. Prior to joining the Company, Dr. Usman was a Postdoctoral Fellow and Scientist in the Departments of Biology and Chemistry at the Massachusetts Institute of Technology. Dr. Usman received his Ph.D. in chemistry from McGill University.

Marvin Tancer has served as our Chief Financial Officer and Vice President of Operations since June 2001. Prior to joining us in June 2001, Mr. Tancer served as National Sales Director of Oncology and Area Sales Director for the Western United States for Berlex Biosciences, the research division of Berlex Laboratories, Inc., from January 1999 to June 2001. From 1992 to 1998 he held the position of Director of Finance and Administration and Chief Financial Officer at Berlex Biosciences. From 1986 to 1992 he held the position of Corporate Controller for Berlex Biosciences and from 1982 to 1986 was Pharmaceutical Division Controller and Director of Financial Analysis. He earned his B.S. in Business Administration from the Wharton School of Business in 1973.

Bharat M. Chowrira has served as our Vice President, Legal Affairs, Licensing & Patent Counsel since May 2002. Dr. Chowrira joined Sirna Therapeutics in 1993 and is responsible for Sirna Therapeutics legal and business licensing activities and general corporate matters. Dr. Chowrira also serves as the corporate secretary. Dr. Chowrira has been responsible for building and maintaining our intellectual property portfolio and strategic alliance initiatives. Dr. Chowrira received his J.D. degree from the College of Law at the University of Denver and holds a Ph.D. in Microbiology and Molecular Genetics from the University of Vermont. Dr. Chowrira is a registered patent attorney and a member of the Colorado Bar Association, American Intellectual Property Law Association, Licensing Executive Society and the American Corporate Counsel Association.

James Niedel has served as a director since April 2003. He joined the Sprout Group as a Venture Partner in May 2002. Prior to that, from January 2001 to August 2001, Dr. Niedel was Chief Science and Technology Officer for GlaxoSmithKline, a pharmaceutical company, and from 1995 to 2001 he was a member of the board of directors of GlaxoWellcome plc, a pharmaceutical company, with responsibility for Global Research and Development, Information Technology and Product Strategy. From 1988 to 1995, he was VP Research and SVP R&D for the US subsidiary of GlaxoWellcome. Before joining the pharmaceutical industry, Dr. Niedel was Professor of Medicine and Chief of the division of Clinical Pharmacology at Duke Medical School, where he had completed an Internal Medicine residency and a Hematology-Oncology fellowship. Dr. Niedel currently serves on the boards of several companies including Closure Medical Inc., TolerRx Inc. and CRF Box OY. He received M.D. and Ph.D. (Biochemistry) degrees from the University of Miami, was selected a Searle Scholar, and is a Fellow of the Royal College of Physicians (London).

Bryan Roberts has served as a director since April 2003. He joined Venrock Associates in October 1997 and is now a General Partner involved with the firm’s activities in healthcare. Prior to joining Venrock, Dr. Roberts worked at the investment-banking firm Kidder Peabody & Co., Inc. in corporate finance from 1989 to 1992. Dr. Roberts currently serves on the boards of several private companies including athenahealth, First Genetic Trust, Microbia, Satiety and Xenoport. Dr. Roberts received his Ph.D. in Chemistry and Chemical Biology at Harvard University in 1997 and graduated from Dartmouth College, where he obtained a B.A. in Chemistry, in 1989.

Douglas Fambrough has served as a director since April 2003 and is a Principal with Oxford Bioscience Partners, specializing in investments in technology-based discovery companies. In addition to Sirna, Dr. Fambrough also represents Oxford on the board of Endogeny Bio Corp. As an observer, Dr. Fambrough represents Oxford to the boards of RibX Pharmaceuticals Inc., Avalon Pharmaceuticals Inc., and Xantos Biomedicine AG. Prior to joining Oxford Bioscience Partners, Dr. Fambrough was a genomics researcher at the Whitehead/MIT Center for Genome Research, where his work in functional genomics led to major publications in the journals Cell and Nature Genetics. He graduated from Cornell University and obtained his Ph.D. in Genetics from the University of California, Berkeley.

Jeremy L. Curnock Cook has served as a director since July 1995. Mr. Cook was a director of Rothschild Asset Management, an investment management company, where he was responsible for the Rothschild Bioscience Unit from 1987 until his retirement in July 2000. Mr. Cook founded the International Biochemicals Group in 1975, which he subsequently sold to Royal Dutch Shell in 1985, remaining as Managing Director until 1987. He is Executive Chairman of Bioscience Managers Ltd., a corporate advisory company, and Non-Executive Chairman of Targeted Genetics Inc., a biotechnology company. He is also Chairman of atugen GMBH and a director of Inflazyme Pharmaceuticals, Inc. and Biocompatibles International plc. Mr. Cook received an M.A. in Natural Sciences from Trinity College Dublin.

R. Scott Greer has served as a director since July 2003. Mr. Greer has served as Chairman of the Board of Abgenix, a biopharmaceutical company, since May 2000. Mr. Greer served as Chief Executive Officer of Abgenix from June 1996 to April 2002. Currently, he is also a Director of CV Therapeutics and Illumina. From 1991 to 1996, Mr. Greer held several senior positions with a gene therapy company, Cell Genesys, including Senior Vice President of Corporate Development and Chief Financial Officer. From 1986 to 1991, Mr. Greer held various positions, including as Director of Corporate Development with Genetics Institute, Inc., a biotechnology firm. Mr. Greer received a B.A. in Economics from Whitman College, an M.B.A. from Harvard University and was a Certified Public Accountant.

Board of Directors

Our Amended and Restated Certificate of Incorporation provides for a Board of Directors made up of three classes. The term of office of the Class II Directors expires at the Annual Meeting of Stockholders to be held in

2004, the term of office of the Class III Directors expires at the Annual Meeting of Stockholders to be held in 2005, and the term of office of the Class I Directors expires at the Annual Meeting of Stockholders to be held in 2006. Thereafter, the term of each class expires at each third succeeding Annual Meeting of Stockholders after election of the class.

Pursuant to our Amended and Restated Bylaws, the Sprout Group has the right to designate two persons to be appointed a member of our Board of Directors. Oxford Bioscience Partners and Venrock Associates each have the right to designate one person to be appointed a member of the Board of Directors. In addition, the Sprout Group, Oxford Bioscience Partners and Venrock Associates have entered into a voting agreement in which each has agreed to vote for the designee appointed by the other parties.

There is no family relationship between any of our directors or executive officers.

Our Board currently consists of six directors, with one unfilled vacancy. Mr. Howard W. Robin and Mr. Jeremy L. Curnock Cook are the Class I directors. Dr. Douglas Fambrough and Dr. Bryan Roberts comprise the Class II directors, along with an additional member to be designated by the Sprout Group in accordance with the terms of the Company’s Amended and Restated Bylaws. Dr. James Niedel and Mr. R. Scott Greer comprise the Class III directors.

Effect of Private Placement

Under the terms of our recently completed private placement, our Board of Directors consists of seven directors. Four of the directors will be designated by certain of the Investors. One director must be our then current Chief Executive Officer. The final two directors will not be affiliated with the new Investors. Currently, we have a vacancy on our Board of Directors to be filled by a designee of the Sprout Group. We intend to fill this vacancy promptly. The Sprout Group has the right to designate two directors, Oxford has the right to designate one director, and Venrock has the right to designate one director. All our directors prior to the private placement, with the exception of Messrs. Robin and Curnock Cook, submitted their resignations to the Board of Directors effective immediately upon consummation of the private placement. At closing, the Board of Directors then appointed the designees of the Investors to fill the vacancies created by those resignations. The Sprout Group will lose its right to designate one member of the Board of Directors at such time it holds less than 20% of our outstanding common stock. Each of the Sprout Group, Oxford and Venrock will continue to have the right to designate one member to the Board of Directors if they hold at least 10% of our outstanding common stock.

Board of Directors and Committee Meetings

In 2002, there were seven meetings of our Board of Directors. The Board of Directors has a standing audit, compensation and nominating and governance committee. During 2002, all directors attended 75% or more of our Board meetings and meetings of committees on which they served.

Compensation Committee

In 2002, the Compensation Committee consisted of Mr. Cook, Mr. Groom (Chairman) and Mr. Wiklund. The current members of the Compensation Committee are Dr. Niedel and Dr. Roberts. The Compensation Committee met four times in 2002. The Compensation Committee:

•	reviews and recommends for Board approval grants of options pursuant to our Stock Option Plans;

•	decides salaries and incentive compensation for our employees and consultants; and

•	recommends compensation for executive officers for approval by the Board of Directors.

No member of the Compensation Committee was at any time during fiscal 2002 an officer or employee of Sirna. In addition, none of our executive officers serve as a member of the Board of Directors or Compensation Committee of any company that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Pursuant to our Amended and Restated Bylaws, the Compensation Committee will have as members one person designated by Sprout Group for as long as Sprout Group designates a member of the Board of Directors and one person to be designated by Venrock Associates for as long as Venrock Associates designates a member of the Board of Directors. When the Compensation Committee does not have as a member a person designated by Venrock Associates, the Compensation Committee will have as a member a person designated by Oxford Bioscience Partners for as long as Oxford Bioscience Partners designates a member of the Board of Directors. In addition, the Sprout Group, Oxford Bioscience Partners and Venrock Associates have entered into a voting agreement in which each has agreed to give effect to these membership arrangements.

Audit Committee

In fiscal 2002, the Audit Committee consisted of Mr. Cook, Dr. Saks (Chairman) and Mr. Wiklund. The current members of the Audit Committee are Mr. Cook, Dr. Roberts and Dr. Fambrough. The Audit Committee met five times in fiscal 2002. The Audit Committee assists the Board of Directors in its general oversight of our financial reporting, internal controls and audit functions.

Nominating and Governance Committee

In March 2003, the Board of Directors established a Nominating and Governance Committee. The current members of the Nominating and Governance Committee are Dr. Fambrough and Dr. Niedel. The Nominating and Governance Committee:

•	identifies, reviews and recommends qualified director candidates to the Board of Directors,

•	reviews qualifications of such candidates,

•	recommends to the Board of Directors for consideration such candidates for membership as a director, and

•	fills vacancies that may arise from time to time.

Pursuant to our Amended and Restated Bylaws, the Nominating and Governance Committee will have as members one person designated by Sprout Group, one person designated by Oxford Bioscience Partners, and one person to be designated by Venrock Associates, in each case for as long as the designee of the respective Investor is a member of the Board of Directors. In addition, the Sprout Group, Oxford Bioscience Partners and Venrock Associates have entered into a voting agreement in which each has agreed to give effect to these membership arrangements.

Compensation of Directors

In fiscal 2002, all non-employee directors received a $10,000 annual retainer, $1,000 per day for each Board or Committee meeting attended in person and $500 per day for participating telephonically in a Board or Committee meeting. In addition, each non-employee director received an initial stock option grant of 3,333 shares of common stock that vest over four years and an annual grant of stock options for 1,666 shares of common stock that vest after one year of service.

In 2003, non-employee directors will not receive an annual retainer, but will receive $5,000 for each Board or Committee meeting attended in person and $1,000 for participating telephonically in a Board or Committee meeting. Each non-employee director will also receive an initial stock option grant of 75,000 shares of common stock that vest over three years of service. In addition, the Chairman of the Board and the Chairman of the Audit Committee will receive an annual stock option grant for 25,000 shares and 17,500 shares, respectively, which will vest over one year of service. However, the Company expects that as an inducement for directors to join the Board or the Audit Committee, the Company may offer additional compensation in the form of cash, stock, or options.

Executive Officers

Our officers serve at the discretion of the Board of Directors and hold office until their successors are appointed by the Board of Directors.

Compensation of Executive Officers

Summary Compensation Table

The following table summarizes the compensation paid to or earned by our Chief Executive Officer and the other four most highly compensated executive officers whose annual compensation exceeded $100,000 in 2002, the Named Executive Officers.

Summary Compensation Table

	Annual Compensation					Long-term Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Comp.($)		Shares Underlying Options Granted(#)*	All Other Comp.($) (1)
Howard W. Robin Chief Executive Officer and President (2)	2002 2001	$344,500 309,231	$155,025 124,313	$181,203 678,273	(3) (3)	62,834 64,167	— —

Marvin Tancer (4) Chief Financial Officer and Vice President of Operations	2002 2001	$266,000 135,417	$79,800 59,500	$91,370 480,447	(5) (5)	32,916 32,500	$6,000 —

Nassim Usman, Ph.D. Chief Scientific Officer, Vice President of Research and Development	2002 2001 2000	$254,000 240,000 218,330	$76,200 50,907 38,200	$23,367 43,958 43,958	(6) (6) (6)	26,984 3,333 5,834	$5,500 5,249 5,238

Lawrence E. Bullock (7) Vice President of Administration and Finance	2002 2001 2000	$185,400 180,000 166,275	$10,000 11,340 29,925	$3,000 25,700 25,797	(7) (7) (7)	8,833 1,666 5,000	$5,098 5,249 5,238

*	All option grant amounts reflect a reverse split ratio of one-for-six, effected April 16, 2003.
(1)	The “All Other Compensation” column shows the dollar value of matching contributions in common stock made by us under our 401(k) Salary Reduction Plan.
(2)	Mr. Robin joined us on January 4, 2001.
(3)	Includes for 2002: (a) reimbursement of relocation expenses of $17,220; (b) $14,876 for taxes related to relocation; (c) $80,000 for partial forgiveness of a loan; and (d) $69,107 for taxes related to the forgiveness of the loan. Includes for 2001: (a) reimbursement of relocation expenses of $323,829; (b) $266,675 for taxes related to relocation; (c) imputed interest of $48,000 on a five year $400,000 forgivable loan; and (d) $39,559 for taxes related to the imputed interest on the loan.
(4)	Mr. Tancer joined us on June 18, 2001.
(5)	Includes for 2002: (a) reimbursement of relocation expenses of $9,020; (b) $7,793 for taxes related to relocation; (c) $40,000 for partial forgiveness of a loan; and (d) $34,557 for taxes related to the forgiveness of the loan. Includes for 2001: (a) reimbursement of relocation expenses of $232,485; (b) $191,453 for taxes related to relocation; (c) imputed interest of $30,897 on a five year $200,000 forgivable loan; and (d) $25,463 for taxes related to the imputed interest on the loan.
(6)	Includes (a) $12,000 in 2002 and $27,000 in each of 2001 and 2000, for partial forgiveness of a loan; (b) $8,367 in 2002 and $14,000 in each of 2001 and 2000, for taxes related to partial forgiveness of the loan; and (c) approximately $3,000 in each of 2002, 2001 and 2000 for dependent daycare expenses.
(7)	Includes (a) $15,000 in each of 2001 and 2000 for partial forgiveness of a loan; (b) approximately $7,800 in each of 2001 and 2000 for taxes relating to the loan; and (c) $3,000 in each of 2002, 2001 and 2000 as reimbursements for dependent daycare expenses. Mr. Bullock resigned in February 2003.

The foregoing compensation table does not include certain fringe benefits made available on a non-discriminatory basis to all of our employees such as group health insurance, dental insurance, long-term disability insurance, vacation and sick leave. In addition, we may make available certain non-monetary benefits to our executive officers with a view to acquiring and retaining qualified personnel and facilitating job performance. We consider such benefits to be ordinary and incidental business costs and expenses. We also did not include in the table the aggregate value of such benefits in the case of the executive officers, which cannot be precisely ascertained but which is the lesser of either (a) 10% of the salary and bonus paid to each such executive officer or to the group, respectively, or (b) $50,000 or $50,000 times the number of individuals in the group, as the case may be.

Option Grants in 2002

The following table contains information about stock options granted to each of the Named Executive Officers in the Summary Compensation Table during 2002 under our Stock Option Plans. We completed a one-for-six reverse stock split of our common stock on April 16, 2003. All option amounts in the table below reflect the one-for-six common stock reverse split on a retroactive basis. All options granted in 2002 vest in increments of 25% each year over a four-year period and become exercisable on the first anniversary of the grant date. The exercise price of each option was equal to the fair market value of the common stock on the date of the option grant as determined by the Board of Directors. The options are granted for a term of ten years, subject to earlier termination if employment is terminated. In 2002, we granted options representing an aggregate of 307,491 shares of our common stock to employees and directors, including the Named Executive Officers.

	Individual Grants
	Number of Shares Underlying Options Granted(#)	% of Total Options Granted to Employees in 2002	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Annual Rate of Stock Price Appreciation for Option Term (1)
					5%($)	10%($)
Howard W. Robin	29,500 16,667 16,667	9.6% 5.4% 5.4%	$4.68 4.62 1.86	06-04-12 08-22-12 12-18-12	86,825 48,426 19,496	220,032 122,721 49,407

	62,834	20.4%			154,747	392,160

Marvin Tancer	14,583 12,500 5,833	4.7% 4.1% 1.9%	4.68 4.62 1.86	06-04-12 08-22-12 12-18-12	42,921 36,319 6,823	108,770 92,039 17,291

	32,916	10.7%			86,063	218,100

Nassim Usman	8,651 12,500 5,833	2.8% 4.1% 1.9%	4.68 4.62 1.86	06-04-12 08-22-12 12-18-12	25,462 36,319 6,823	64,525 92,039 17,291

	26,984	8.8%			68,604	173,855

Lawrence E. Bullock	7,167 833 833	2.3% 0.3% 0.3%	4.68 4.62 1.86	06-04-12 08-22-12 12-18-12	21,094 2,420 974	53,457 6,133 2,469

	8,833	2.9%			24,488	62,059

(1)	Amounts reported in these columns show hypothetical gains that may be realized upon exercise of the options, assuming the market price of our common stock appreciates at the specified annual rates of appreciation, compounded annually over the term of the options. These numbers are calculated based upon rules promulgated by the SEC. Actual gains, if any, depend on the future performance of our common stock and overall market conditions.

Aggregated Option Exercises and Fiscal Year-End Option Values

The following table contains information about the stock options exercised in 2002 and the number and value of stock options held by each Named Executive Officer as of December 31, 2002. All share and option amounts reflect a one-for-six reverse split of our common stock effected on April 16, 2003. A stock option is “in-the-money” if the closing market price of common stock exceeds the exercise price of the stock option. The value of “in-the-money” unexercised stock options set forth in the table represents the difference between the exercise price of these options and the closing sales price of our common stock on December 31, 2002, as reported by the Nasdaq National Market ($1.44 per share).

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

Name	Shares Acquired On Exercise(#)	Value Realized($) (1)	Number of Securities Underlying Unexercised Options at December 31, 2002(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2002($) Exercisable/ Unexercisable
Howard W. Robin	—	—	20,218/106,787	0/0
Marvin Tancer	—	—	8,126/57,289	0/0
Nassim Usman	333	$6,633	24,610/36,733	0/0
Lawrence E. Bullock	—	—	23,301/14,074	0/0

(1)	Value realized is the difference between the exercise price and the closing market price of the common stock on the day of exercise.

Options Granted in Connection with the Private Placement

In connection with the private placement, the Board of Directors and the Compensation Committee considered and approved contingent option grants to a number of our executive officers, employees and consultants. The option grants were conditioned on (a) stockholder approval, which occurred on April 16, 2003, of the private placement and the increase in the number of shares reserved for issuance in the 2001 Stock Option Plan; and (b) consummation of the private placement, which closed on April 21, 2003. All of these options were granted on February 11, 2003, the date on which we entered into the stock purchase agreement. All of the options are outstanding and exercisable at $2.10 per share (after giving effect to the one-for-six reverse stock split). The following table sets forth information regarding these stock options:

Name of Individual and Position	Number of Securities Underlying Option(#)*	Dollar Value($) (1)
Howard W. Robin Chief Executive Officer and President	1,434,166	$0

Marvin Tancer Chief Financial Officer and Vice President of Operations	465,000	$0

Nassim Usman Chief Scientific Officer and Vice President of Research and Development	470,833	$0

Bharat M. Chowrira	250,000	$0

All current officers as a group (4 persons)	2,619,999	$0

All other employees as a group (not including consultants)	2,116,669	$0

*	All share and option amounts reflect a one-for-six reverse split of our common stock effected on April 16, 2003.
(1)	Calculated by determining the difference between the fair market value of the securities underlying the options on the grant date, February 11, 2003, and the exercise price of the options, which is $2.10 per share.

Employment Agreements

Our Chief Executive Officer and President, Howard W. Robin, entered into an employment agreement with us, which became effective on April 21, 2003, the date we closed the private placement. Pursuant to the employment agreement:

•	he will receive an annual base salary of $345,000 subject to increase at the discretion of the Board of Directors;

•	he will be eligible for annual bonuses of up to 30% of his then current base salary;

•	he will be entitled to receive employee benefits, including term life insurance in the amount of $500,000;

•	the terms of the $400,000 interest-free loan he previously received from us will be continued, including forgiveness of the principle over a specified period of time (40% of the loan already has been forgiven) and a ”gross-up” payment to Mr. Robin equal to his tax liability associated with such forgiveness;

•	upon a termination “without cause” or his leaving “for good reason,” 50% of his unvested stock options shall vest, the outstanding balance of the interest-free loan shall be forgiven and we shall pay him the “gross-up” payment; he shall receive his base salary plus a bonus for 12 months after termination, subject to (a) increase if there is a change of control of Sirna within 12 months of termination, or (b) decrease if he obtains other employment during the severance period; and

•	upon a change of control of Sirna, all of his unvested stock options shall vest one year after the change of control, the interest-free loan will be forgiven and the “gross-up” payment will be made; and, if the change of control results in his termination, he will receive his severance payment as described above and all of his unvested stock options will vest immediately.

In anticipation of the private placement, we granted Mr. Robin options to purchase 1,434,166 shares of common stock at an exercise price of $2.10. The options vest 20% upon the one-year anniversary of the closing of the private placement and monthly thereafter for the next four years.

Our Chief Financial Officer and Vice President of Operations, Marvin Tancer, entered into an employment agreement with us, which became effective upon the closing of the private placement on April 21, 2003. Pursuant to the employment agreement:

•	he will receive an annual base salary of $266,000 subject to increase at the discretion of the Board of Directors;

•	he will be eligible for annual bonuses of up to 20% of his then current base salary;

•	he will be entitled to receive employee benefits, including term life insurance in the amount of $500,000;

•	the terms of the $200,000 interest-free loan he previously received from us will be continued, including forgiveness of the principle over a specified period of time (40% of the loan already has been forgiven) and a ”gross-up” payment to Mr. Tancer equal to his tax liability associated with such forgiveness;

•	upon a termination “without cause” or his leaving “for good reason,” his unvested stock options shall continue to vest on a monthly basis during an applicable 9- or 12-month severance period; the outstanding balance of the interest-free loan shall be forgiven and we shall pay him the “gross-up” payment; he shall receive his base salary plus a bonus for 9 months after termination, subject to (a) increase if there is a change of control of Sirna within 12 months of termination, or (b) decrease if he obtains other employment during the severance period; and we shall continue to pay for all costs related to maintaining health care coverage for him and his dependents for a period no longer than 18 months; and

•	upon a change of control of Sirna, all of his unvested stock options shall vest immediately if he terminates his employment “for good reason” within six months after the change of control or if, under some circumstances, we terminate his employment other than “for cause”, the interest-free loan will be forgiven and the “gross-up” payment will be made, and, if the change of control results in his termination, he will receive his severance payment as described above and all of his unvested stock options will vest immediately.

In anticipation of the private placement, we granted Mr. Tancer options to purchase 465,000 shares of common stock at an exercise price of $2.10. The options vest monthly for five years.

Our Chief Scientific Officer and Vice President of Research and Development, Nassim Usman, entered into an employment agreement with us which became effective upon the closing of the private placement. Pursuant to the employment agreement:

•	he will receive an annual base salary of $254,000 subject to increase at the discretion of the Board of Directors;

•	he will be eligible for annual bonuses of up to 20% of his then current base salary;

•	he will be entitled to receive employee benefits, including term life insurance in the amount of $500,000;

•	upon a termination “without cause” or his leaving “for good reason,” his unvested stock options shall continue to vest on a monthly basis during an applicable 9- or 12- month severance period; he shall receive his base salary plus a bonus for 9 months after termination, subject to (a) increase if there is a change of control of Sirna within 12 months of termination, or (b) decrease if he obtains other employment during the severance period; and we shall continue to pay for all costs related to maintaining health care coverage for him and his dependents for a period no longer than 18 months; and

•	upon a change of control of Sirna, all of his unvested stock options shall vest immediately if he terminates his employment “for good reason” within six months after the change of control or if, under some circumstances, we terminate his employment other than “for cause”, and, if the change of control results in his termination, he will receive his severance payment as described above and all of his unvested stock options will vest immediately.

In anticipation of the private placement, we granted Dr. Usman options to purchase 470,833 shares of common stock at an exercise price of $2.10. The options vest monthly for five years.

Employee Benefits

Stock Option Plans.    Sirna has established a Non-Qualified Stock Option Plan and an Incentive Stock Option Plan, the Plans, pursuant to which we may grant stock options to purchase shares of our common stock to eligible employees, consultants, and other individuals, as defined in the Plans. Options to purchase our common stock are exercisable at a price as determined by the Board of Directors at the time the option is granted, which shall not be less than 100% of the fair market value (110% in the case of 10 percent stockholders) on the date of grant. Vesting rights are determined by the Board of Directors at the time the option is granted and generally options become exercisable at 25% at the end of each of years one through four if the optionee remains in the service of the company.

At a Special Meeting of Stockholders held on April 16, 2003, our stockholders approved an amendment to our 1996 Stock Option Plan and to our 2001 Stock Option Plan as a result of which we (a) terminated the 1996 Stock Option Plan and had its outstanding options covered by the 2001 Stock Option Plan, (b) increased the number of shares reserved for issuance pursuant to our 2001 Stock Option Plan by a total of 5,666,667 shares (after giving effect to a reverse stock split of one-for-six), and (c) provided a maximum limit on options granted to any individual during any calendar year of two million shares (after giving effect to the reverse stock split). Following the amendment to our stock plans and after giving effect to the reverse stock split, as of July 28, 2003, the maximum aggregate number of shares of common stock that are reserved under the 2001 Stock Option Plan is 6,493,869 shares, which includes 384,835 shares that had been reserved and were available for issuance under our 1996 Stock Option Plan, as well as the additional 5,666,667 shares approved by stockholders at the special meeting. The shares reserved under our 2001 Stock Option Plan may be authorized, but unissued, or reacquired common stock. If an option expires or becomes unexercisable without having been exercised in full, the unexercised shares that were subject thereto will become available for future grant or sale under the 2001 Stock Option Plan.

Executive Bonus Plan.    We adopted an Executive Bonus Plan in March 1999. This Bonus Plan provides our executive officers with the opportunity to earn an annual bonus contingent upon their fulfillment of annual goals as determined by our Compensation Committee comprised of three independent directors. The Compensation Committee has complete authority to establish the goals for each executive officer, to interpret all provisions of the Bonus Plan and to make all other determinations necessary or advisable for the administration of the Bonus Plan. The Compensation Committee may award each executive officer with an annual bonus comprised of one or more of the following:

•	cash payment;

•	stock options pursuant to our stock option plan; or

•	forgiveness of any portion of the principal of interest-free loans provided to the executive officer.

Section 401(k) Plan.    As part of our effort to attract and retain high quality staff, we adopted a 401(k) Salary Reduction Plan and Trust on June 1, 1992. Our employees may make pre-tax elective contributions of up to 25% of their salary, subject to limitations prescribed by law. All contributions are paid to a trustee who invests for the benefit of members of the 401(k) Plan. In March 1997, the 401(k) Plan was amended to provide that we may match the employee’s contributions with common stock. We may amend or terminate the 401(k) Plan at any time, subject to legal restrictions.

Employee Stock Purchase Plan.    In March 1996, we adopted an Employee Stock Purchase Plan (the “Purchase Plan”), which authorizes the issuance of up to 933,333 shares of our common stock to eligible employees. Generally, each offering may last up to twenty-four months, and purchases are made on each October 31 and April 30 during each offering. For example, the initial offering began on April 11, 1996, and terminated on April 30, 1999. Common stock is purchased for accounts of employees participating in the Purchase Plan at a price per share equal to the lower of:

•	85% of the fair market value of a share of common stock on the date of commencement of participation in the offering, or

•	85% of the fair market value of a share of common stock on the date of purchase.

Generally, all regular employees, including executive officers, may participate in the Purchase Plan and may authorize payroll deductions of up to 15% of their base compensation for the purchase of common stock under the Purchase Plan. Our Board of Directors has the authority to terminate the Purchase Plan at its discretion. As of July 21, 2003, we had issued 157,871 shares pursuant to the Purchase Plan.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of July 28, 2003, there were 28,379,811 shares of common stock outstanding held of record by approximately 228 stockholders. The following table summarizes information regarding the beneficial ownership of our outstanding securities as of July 28, 2003 (which includes shares that may be acquired on the exercise of stock options or warrants exercisable within sixty days of July 28, 2003), by:

•	each of our directors,

•	all individuals who have served as our chief executive officer during our last completed fiscal year ended December 31, 2002,

•	our four most highly compensated executives other than the chief executive officer who were serving as executive officers as of December 31, 2002,

•	all of our current directors and executive officers as a group, and

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each stockholder identified in the table has sole voting and investment power with respect to all shares listed opposite their names except that the Sprout Group, Venrock Associates, and Oxford Bioscience Partners IV entered into a voting agreement to elect or to cause to be appointed each other’s designees as directors and Compensation Committee members and Nominating and Governance Committee members, as applicable. Unless otherwise indicated, the following officers, directors and stockholders can be reached at our principal offices.

Name and Address	Number of Shares Beneficially Owned (1)	Percentage of Shares Outstanding (2)
Sprout Group (3) 11 Madison Avenue, 26th Floor New York, New York 10010	13,917,666	45.2%
Venrock Associates (4) 30 Rockefeller Plaza, Suite 5508 New York, New York 10112	6,298,506	21.4%
Oxford Bioscience Partners (5) 222 Berkeley Street, Suite 1650 Boston, Massachusetts 02116	4,774,674	16.4%
Techno Venture Management (6) 101 Arch Street, Suite 1950 Boston, Massachusetts 02110	3,047,665	10.5%
James Niedel, M.D., Ph.D. (3)	13,917,666	45.2%
Bryan Roberts, Ph.D. (4)	6,298,506	21.4%
Douglas Fambrough, Ph.D. (5)	4,774,674	16.4%
Jeremy L. Curnock Cook (7)	6,666	*
R. Scott Greer	5,000	*
Lawrence E. Bullock (8)	10,099	*
Howard W. Robin (9)	53,678	*
Marvin Tancer (10)	73,235	*
Nassim Usman, Ph.D. (11)	78,894	*
Current executive officers and directors as a group (9 persons) (12)	25,218,418	76.8%

*	Less than 1%.
(1)	Shares are considered beneficially owned, for purposes of this table, only if held by the person indicated, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote, to direct the voting of and/or to dispose of or to direct the disposition of such security. The business address for each of our directors and officers listed in the table is 2950 Wilderness Place, Boulder, Colorado 80301.
(2)	Applicable percentages are based on 28,379,811 shares of common stock outstanding on July 28, 2003, adjusted as required by SEC rules. On April 16, 2003, we completed a one-for-six reverse stock split for all of our outstanding common stock. All share numbers reflected in this registration statement, including this table, give effect to the one-for-six reverse stock split.
(3)	Consists of 10,684,732 shares and 2,210,404 shares of common stock issuable upon the exercise of warrants held by Sprout Capital IX, L.P., a limited partnership; 493,427 shares and 102,077 shares of common stock issuable upon the exercise of warrants held by Sprout IX Plan Investors, L.P., a limited partnership; 42,109 shares and 8,711 shares of common stock issuable upon the exercise of warrants held by Sprout Entrepreneurs Fund, L.P., a limited partnership; and 23,419 shares and 4,845 shares of common stock issuable upon the exercise of warrants held by DLJ Capital Corporation (collectively “Sprout”), which warrants are immediately exercisable. In addition, amount includes 288,300 shares and 59,642 shares of common stock issuable upon the exercise of warrants held by Dr. James Niedel, a director of Company and a Venture Partner of each partnership, which warrants are immediately exercisable. Except for shares he holds directly, Dr. Niedel expressly disclaims beneficial ownership of the shares held by Sprout.
(4)	Consists of 4,175,084 shares and 863,721 shares of common stock issuable upon the exercise of warrants held by Venrock Associates III, L.P., a limited partnership, which warrants are immediately exercisable; 939,394 shares and 194,337 shares of common stock issuable upon the exercise of warrants held by Venrock Associates, a limited partnership, which warrants are immediately exercisable; and 104,377 shares and 21,593 shares of common stock issuable upon the exercise of warrants held by Venrock Entrepreneurs Fund III, L.P., a limited partnership (collectively “Venrock”), which warrants are immediately exercisable. Dr. Roberts is one of our directors and a General Partner of Venrock Associates and a Member of Venrock Management III LLC and VEF Management III LLC, which is the General Partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively. He expressly disclaims beneficial ownership of the shares held by Venrock except to the extent of his pecuniary interest therein arising from his general partnership or member interests therein.
(5)	Consists of 3,916,928 shares and 810,315 shares of common stock issuable upon the exercise of warrants held by Oxford Bioscience Partners IV L.P., a limited partnership, which warrants are immediately exercisable and 39,301 shares and 8,130 shares of common stock issuable upon the exercise of warrants held by mRNA Fund II L.P., a limited partnership, which warrants are immediately exercisable. OBP Management IV L.P. serves as the General Partner of each partnership (collectively “Oxford”). Dr. Fambrough is one of our directors and a Principal of Oxford and expressly disclaims beneficial ownership of the shares held by Oxford except to the extent of his pecuniary interest therein arising from his general partnership interests therein.
(6)	Consists of 2,525,253 shares and 522,412 shares of common stock issuable upon the exercise of warrants held by TVM V Life Science Ventures GmbH & Co., KG, a limited partnership, which warrants are immediately exercisable.
(7)	Consists of options to purchase 6,666 shares exercisable within 60 days of July 28, 2003.
(8)	Includes 627 shares held by Mr. Bullock under our 401(k) Plan. Mr. Bullock resigned in February 2003.
(9)	Includes options to purchase 48,428 shares held by Mr. Robin exercisable within 60 days of July 28, 2003.
(10)	Includes options to purchase 64,065 shares held by Mr. Tancer exercisable within 60 days of July 28, 2003 and 2,381 shares held by Mr. Tancer under our 401(k) Plan.
(11)	Includes options to purchase 74,909 shares exercisable within 60 days of July 28, 2003 and 2,810 shares held by Dr. Usman under our 401(k) Plan.
(12)	Includes options to purchase 194,068 shares by all current directors and officers as a group that are exercisable within 60 days of July 28, 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks

The members of our Compensation Committee have no interlocking relationships as defined under SEC regulations.

Certain Relationships and Related Transactions

Executive Loans.    We made interest-free loans to our executive officers. These loans were made prior to the adoption of the Sarbanes-Oxley Act that prohibits such loans being extended to executive officers after the adoption of the act. We have forgiven all or a portion of the outstanding principal amount of each loan under the terms of each officer’s employment agreement and agreed to increase the amount forgiven to cover the amount of any taxes incurred by any officer as a result of the loan forgiveness. See “Employment Agreements” above.

Name	Loan Amount		Balance as of July 28, 2003
Howard W. Robin	$400,000	(1)	$240,000
Marvin Tancer	200,000	(2)	120,000
Nassim Usman	135,000	(3)	24,000
Bharat M. Chowrira	110,000	(4)	80,000

(1)	$80,000 forgiven in each of January 2002 and 2003.
(2)	$40,000 forgiven in each of June 2002 and June 2003.
(3)	$15,000 forgiven in each of June 1997, May 1998, May 1999, May 2000 and May 2001, and $12,000 forgiven in each of October 2000, 2001 and 2002.
(4)	$2,000 forgiven in each of June 1999, June 2000, June 2001, June 2002 and June 2003. In addition, $15,000 forgiven in April 2003 and $5,000 forgiven in June 2003.

Indemnity Agreements.    We have entered into indemnity agreements with each of our officers (including the Named Executive Officers) and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party to by reason of his position as a director, officer or other agent of ours, and otherwise to the full extent permitted under Delaware law and our bylaws.

Consulting Agreements.    Jeremy L. Curnock Cook, our Chairman of the Board during 2002, is a shareholder and executive chairman of International Bioscience Managers, the parent company of Bioscience Managers. In September 2002, we entered into a consulting agreement with Bioscience Managers, plc, whereby we utilized Bioscience Managers for strategic planning. During 2002, we paid $85,000 to Bioscience Managers in fees for consulting services provided. The agreement was terminated in January 2003. In August 2002, the Compensation Committee of the Board of Directors authorized a payment to Jeremy Curnock Cook of £5,000 as a monthly retainer plus out-of-pocket expenses, for assisting our management in pursuing strategic alternatives or obtaining financing for our operations. As a result, during 2002, we paid $39,884 to Mr. Cook for this assistance in addition to his compensation as a board member. This arrangement was terminated immediately following the closing of our private equity financing in April 2003. This compensation was independent of the compensation paid for services provided by Bioscience Managers.

Schering AG.    On April 9, 1997, we entered into a research collaboration with Schering AG, Berlin, (Schering AG) focusing on the use of ribozymes for therapeutic target validation, as well as the development of ribozymes as therapeutic agents. We provided our expertise in ribozyme design, synthesis and delivery, and Berlex Laboratories, Inc., a U.S. subsidiary of Schering AG (Berlex) provided candidate targets, cell culture screens, animal models and development and commercialization expertise to the collaboration. Since the formation of atugen in 1998, we subcontracted the work related to the collaboration to atugen. Subsequently, all revenues related to the collaboration with Berlex have been transferred to atugen as well.

Schering AG made an equity investment in us in May 1997 of $2.5 million in exchange for 35,461 shares of common stock, and made an additional equity investment of $2.5 million for 77,520 shares in April 1998. Separately, Schering AG provided loans of $2.0 million in each of fiscal 1997, 1998, 1999, 2000 and 2001. According to the terms of our agreement with Schering AG, 50% of borrowings on the line of credit were collateralized by equipment purchases. The loans, which carry an interest rate of 8% per annum, are convertible into equity at the option of Schering AG under certain circumstances. In April 2000, after the completion of a public offering, we paid down $6.9 million of the outstanding borrowings from Schering AG. In June 2000, Schering AG converted the remaining balance of $997,205 into 7,073 shares of our common stock at the market closing price on June 19, 2000 of $141.00. At December 31, 2002, the outstanding borrowings and accrued interest of $3.5 million were convertible into approximately 2.4 million shares of our common stock. In connection with our recently completed private placement, Schering AG agreed to restructure the loan. In exchange for warrants and our agreement to pay accrued interest on the loan on a quarterly basis, Schering AG agreed to extend the due date for the principal amount of the loan from April 2004 to January 2005. Upon the closing of our private placement in April 2003, we paid $520,000 to Schering AG for interest accrued on the loan through March 2003. Future interest payments to Schering will be paid on a quarterly basis.

Elan Corporation.    In January 2000, we formed a joint venture with Elan Corporation for the development and commercialization of HERZYMETM, our product to treat breast and other cancers. As part of this arrangement, we licensed HERZYME and Elan licensed its MEDIPAD ® drug delivery technology to the joint venture, Medizyme Pharmaceuticals, Ltd. (Medizyme). The MEDIPAD system is a disposable continuous subcutaneous drug delivery system that allows a patient to administer the drug at home.

Initial funding of Medizyme included $12.0 million from us and $3.0 million from Elan. Our $12.0 million capital contribution was funded by the sale to Elan of (i) 12,015 shares of our Series A Convertible Exchangeable Preferred Stock, (ii) a warrant to purchase up to 33,334 shares of our common stock at an exercise price of $90.00 per share, which expired unexercised in January 2002, and (iii) a warrant to purchase up to 50,000 shares of our common stock at an exercise price of $120.00 per share with a term of seven years. The Series A preferred stock had a stated dividend rate of 6.0% payable semi-annually through the issuance of additional shares of Series A preferred stock at a nominal value of $1,000 per share. The Series A preferred stock had a liquidation preference of $12,015,000 plus accrued and unpaid dividends. As of December 31, 2002, we had recorded $2,314,366 as an accreted dividend related to this preferred stock arrangement.

As a result of Medizyme’s initial capitalization, we owned 80.1% of the outstanding capital stock of Medizyme and Elan owned 19.9%. Elan had the option of converting its shares of our Series A preferred stock and any related accreted preferred stock dividends into shares of our common stock at a fixed price. As of December 31, 2002, the Series A preferred stock and accreted dividends were convertible into 199,019 shares of our common stock.

Medizyme paid Elan in cash a $15.0 million non-refundable license fee for the MEDIPAD drug delivery technology. As a result of this licensing transaction, Medizyme capitalized the entire license fee and is amortizing the balance over the three-year term of the agreement since Medizyme’s license of the MEDIPAD device was intended for use with any ribozyme drug developed by Medizyme targeting a gene believed responsible for certain breast cancers. We estimated that funding for Medizyme would require approximately $15.0 million in additional operating and development costs. In connection with expected funding requirements, Elan agreed to provide us with a $12.0 million credit facility to fund our pro rata portion of Medizyme’s operating costs over the development period, which was 42 months. At the end of December 2002, we had utilized the credit facility and had borrowed $9.9 million. The note carried an interest rate of 12% compounded on a semi-annual basis. In June 2002, Elan converted this debt and accrued interest into 9,905 shares of our Series B Convertible Preferred Stock. The Series B preferred stock was ultimately convertible into shares of our common stock at a 50% premium to the average price of our common stock for the 60 days prior to the time of the applicable draw down on the credit facility. The Series B preferred stock had a stated dividend rate of 12%, payable semi-annually through the issuance of additional shares of Series B preferred stock at a nominal value of $1,000 per share. If converted at December 31, 2002, the Series B preferred stock and the Series B accreted dividends would have been convertible into 248,018 shares of our common stock. For the year ended December 31, 2002, we recorded $1.4 million in revenues and reimbursements from Medizyme, of the total $6.7 million in research and development expenses recorded by Medizyme. We recorded $5.3 million as equity in the net loss of Medizyme.

Also in connection with the Medizyme joint venture, Elan purchased 106,838 shares of our common stock for a purchase price of $5.0 million in 2000. In addition, Elan purchased 83,417 shares of our common stock for $5.0 million in May 2001 at a premium to the average closing price for the 45 trading days preceding the purchase. Elan also purchased 125,000 shares of our common stock and a warrant to purchase 12,500 shares of our common stock in December 2001 for $3.0 million.

In connection with our recently completed private placement, Elan converted all of the Series A and Series B preferred stock into shares of our common stock immediately prior to the close of the private placement.

In April 2003, we concluded our collaboration with Elan relating to the Medizyme joint venture. Under the terms of the agreement we retained full rights to HERZYME and Elan transferred its 19.9% interest in Medizyme to us in exchange for a portion of any future license fee, development revenues and royalties on the commercial sale of HERZYME.

atugen AG. We have used ribozymes and other oligonucleotides for target discovery and validation, the process by which we identify genes that cause or contribute to human diseases. In 1998, we transferred our target discovery and validation technologies involving ribozymes and antisense oligonucleotides to atugen in exchange for a significant equity interest in atugen. atugen’s primary goal is to accelerate the discovery and validation of human health therapeutic targets through strategic collaborations. We currently own 31% of atugen common stock, which is subordinate to certain rights and preferences of atugen’s preferred shares. We have the right to name two designees to atugen’s board of directors, so long as we own at least 30% of atugen’s outstanding stock. We are paid by atugen for a portion of our costs of prosecuting patents applicable to atugen’s business. As part of its formation, atugen received exclusive royalty-free licenses to our extensive patents and technologies for target discovery and validation using ribozymes and antisense oligonucleotides. We received a one-time $2.0 million license payment in 1999 for a portion of the licensed technology.

THE RIGHTS OFFERING

Before exercising any rights, you should read carefully the information set forth under the caption “ Risk Factors” beginning on page 8 of this prospectus.

Background of the Rights Offering

On April 21, 2003 we consummated a private placement of common stock and warrants to the Sprout Group, Venrock Associates, Oxford Bioscience Partners, Techno Venture Management and Granite Global Ventures (collectively, the Investors) for an aggregate of $48 million in gross proceeds. In connection with the private placement, we decided to offer our existing stockholders of record on July 21, 2003 the right to purchase additional shares of common stock at a per share purchase price of $1.98, which is the purchase price paid by the Investors in the private placement.

The rights offering allows each stockholder (except for the Investors) to purchase 0.61 shares of our common stock for each share of common stock held on July 21, 2003 subject to the rounding up of fractional rights to the nearest whole number after aggregating all rights to which the stockholder is entitled. If you fully exercise your basic subscription right, then you will own a higher percentage of the outstanding common stock than you currently own because your percentage will increase relative to the Investors. As of July 28, 2003, the Investors collectively owned approximately 87.7% (after giving effect to the exercise of the warrants issued in connection with the private placement, but prior to giving effect to exercise of any stock options) of our outstanding common stock, and they will own approximately 81.5% of our outstanding common stock after the rights offering (after giving effect to the exercise of the warrants issued in connection with the private placement, but prior to giving effect to exercise of any stock options and assuming all rights are subscribed and that the number of outstanding shares is 35,920,215).

The Rights

As soon as practicable after the date of this prospectus, we are distributing, at no charge, to holders of our shares of common stock as of 5:00 p.m., Eastern Daylight time, on the record date, July 21, 2003 (except for the Investors in the private placement), 0.61 non-transferable subscription rights for every share of common stock owned at that time. Each right entitles you to purchase one share of common stock for $1.98 per share. You will not receive fractional subscription rights but, instead, we will round your number of subscription rights up to the nearest whole number after aggregating all rights to which you are entitled. On July 21, 2003, the day on which we announced this offering and the subscription price, the last reported sales price for our shares of common stock on the Nasdaq National Market was $7.23 per share.

Record Date

July 21, 2003 at 5:00 p.m., Eastern Daylight time. Only holders of our common stock as of the record date (and not the Investors in the private placement) will receive rights to subscribe for the shares.

Subscription Price

The subscription price is $1.98 per share, payable in cash. All payments must be cleared on or before the expiration date.

Basic Subscription Privilege

You are entitled to purchase one share of common stock at the subscription price for each right exercised.

Over-Subscription Privilege

Subject to the limitations described below, our subscription right also grants you an over-subscription privilege to purchase additional shares of common stock that are not purchased by other stockholders. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate. Each holder who elects to exercise his or her rights in full may also subscribe for additional shares at the same subscription price per share subject to a cut-back in the case of over-subscription. The number of additional shares available for the over-subscription privilege will depend on how many holders exercise their rights.

If the number of shares requested by all holders exercising the oversubscription privilege, the Oversubscribers, is less than the total number of remaining shares in the offering, then each Oversubscriber will receive the total number of oversubscription shares it requests.

If the number of shares requested by all Oversubscribers exceeds the total number of remaining shares in the offering, then the remaining shares will be allocated to the Oversubscribers as follows: each Oversubscriber shall receive the lesser of the number of oversubscription shares the Oversubscriber requests (the “Requested Shares”), and its Oversubscription Pro Rata Shares. The “Oversubscription Pro Rata Shares” shall equal (i) the number of shares to which such Oversubscriber was entitled to purchase in the initial subscription period, divided by (ii) the number of shares all Oversubscribers (including such Oversubscriber) were entitled to purchase in the initial subscription period, multiplied by (iii) the total number of remaining shares in the offering. Fractional shares resulting from this formula will be rounded or disregarded to ensure that the total number of shares issued in the rights offering does not exceed the number of shares that we are registering. If the Requested Shares of any Oversubscribers are less than the number of their Oversubscription Pro Rata Shares, the remaining Oversubscription Pro Rata Shares from such Oversubscribers shall be aggregated and automatically (and with no additional notice or subscription periods) allocated to all of the Oversubscribers whose Requested Shares exceed their Oversubscription Pro Rata Shares (the “Remaining Oversubscribers”) as follows: each Remaining Oversubscriber shall receive the lesser of its remaining Requested Shares and its Oversubscription Pro Rata Shares (which shall be calculated to exclude any Oversubscribers whose share request has already been fully satisfied). This process shall repeat automatically (with no additional notice or subscription periods) until the offering is fully subscribed.

To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, suppose you were granted rights to purchase shares of our common stock you own individually and for shares of our common stock you own jointly with your spouse. You only need to fully exercise your basic subscription privilege with respect to your individually owned rights in order to exercise your over-subscription privilege with respect to your individually owned rights. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of the subscription certificate to exercise the over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege received in respect of shares of our common stock you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

If you own your shares of our common stock through your broker, dealer or other nominee holder who will exercise your over-subscription privilege on your behalf, the nominee holder will be required to certify to us and the subscription agent:

•	the number of shares held on July 21, 2003, the record date, on your behalf;

•	the number of rights you exercised under your basic subscription privilege;

•	that your entire basic subscription privilege held in the same capacity has been exercised in full; and

•	the number of shares of our common stock you subscribed for pursuant to the over-subscription privilege.

Your nominee holder must also disclose to us certain other information received from you.

Over-subscribers will be notified as soon as practicable after the expiration date of the number of additional shares, if any, allotted to them.

When delivering to the subscription agent the completed rights certificate and payment for the shares initially subscribed for, payment must also be enclosed for the additional shares subscribed for by you. The funds for the additional shares will be placed in an account with the subscription agent pending allocation of any shares pursuant to the over-subscription privilege, with any excess funds being returned by mail without interest or deduction as soon as practicable after the expiration date of this offering.

Method of Offering

This rights offering is being made directly by us. We will not pay any underwriting discounts or commissions, finder’s fees or other remuneration in connection with any distribution of the rights offered by this prospectus other than the fees paid to the subscription agent. We estimate that the expenses of the offering will total approximately $250,000.

Treatment of Fractional Rights

No fractional rights or cash in lieu of fractional rights will be issued or paid. Instead, the number of rights issued to a holder will be rounded up to the nearest whole number after aggregating all rights to which the holder is entitled.

Reasons for the Offering

The private placement was highly dilutive to existing stockholders. We are offering the rights to give each stockholder (other than the Investors) the opportunity to buy more shares of our common stock at the same price and on the same terms and conditions as each other stockholder and at the same price at which we sold shares of common stock to the Investors in our recently completed private placement. (Note that a number of important terms and conditions of the private placement are not being made available or do not apply to stockholders who participate in this rights offering. For example, as part of the private placement, the Investors received warrants in the private placement and other rights, rights which are not being offered to the stockholders who participate in this rights offering, and agreed not to sell their shares for 180 days following the date of purchase, a restriction which will not apply to the stockholders who participate.) An additional purpose of this rights offering is to raise additional working capital. The Investors have waived their right to purchase in the rights offering.

The Board Makes No Investment Recommendations to Stockholders

Our Board of Directors has approved this offering but does not make any recommendation to you about whether you should exercise any of your rights. In making the decision to exercise or not exercise your rights, you must consider your own best interests.

If you choose not to exercise your subscription rights in full, your relative ownership interest in us will be diluted. If you exercise your rights, you risk an immediate loss on your investment because the trading price of our common stock may decline below the subscription price before the offering is completed. We cannot assure you that the subscription price will remain below any trading price for our common stock or that its trading price will not decline to below the subscription price during or after this offering. For a summary of some of the risks a new investment would entail, see “ Risk Factors” beginning on page 8 of this prospectus.

Expiration Date

The rights will expire at 5:00 p.m., Eastern Daylight time, on August 29, 2003, subject to extension at our discretion. We do not currently contemplate any extensions. We will not be obligated to honor any purported exercise of rights received by the subscription agent after the expiration date, regardless of when the documents relating to that exercise were sent, except pursuant to the guaranteed delivery procedures described below.

Extension, Withdrawal and Amendment

We have the option of extending the period for exercising your rights, although we do not intend to do so at this time. We also reserve the right to withdraw or terminate this offering at any time and for any reason. In the event that this offering is withdrawn or terminated, all funds received from subscriptions will be returned promptly. We will not pay interest on any returned funds. We will notify stockholders if we extend, withdraw or terminate this offering by issuing a press release and filing that press release with the SEC as an exhibit to a Current Report on Form 8-K.

We reserve the right to amend the terms of this offering. If we make an amendment that we consider significant, we will:

•	mail notice of the amendment to all stockholders of record as of the record date;

•	extend the expiration date by at least ten days; and

•	offer all subscribers no less than ten days to revoke any subscription already submitted.

The extension of the expiration date will not, in and of itself, be treated as a significant amendment for these purposes.

Mailing of Subscription Certificates and Record Holders

We are sending a subscription certificate to each record holder (except the Investors in the private placement), together with this prospectus and related instructions to exercise the rights. In order to exercise rights, you must fill out and sign the subscription certificate and timely deliver it to the subscription agent, together with full payment for the shares to be purchased. Only the holders of record of our common stock as of the close of business as of the record date may exercise rights.

A depository bank, trust company or securities broker or dealer which is a record holder for more than one beneficial owner of shares may divide or consolidate subscription certificates to represent shares held as of the record date by their beneficial owners, upon providing the subscription agent with certain required information.

If you own shares held in a brokerage, bank or other custodial or nominee account, in order to exercise your rights you must promptly send the proper instruction form to the person holding your shares. Your broker, dealer, depository or custodian bank or other person holding your shares is the record holder of your shares and will have to act on your behalf in order for you to exercise your rights. We have asked your broker, dealer or other nominee holder of our common stock to contact the beneficial owner(s) thereof and provide them with instructions concerning the rights the beneficial owner(s) it represents are entitled to exercise.

Right to Block Exercise Due to Regulatory Issues

We reserve the right to refuse the exercise of rights by any holder of rights who would, in our opinion, be required to obtain prior clearance or approval from any state or federal regulatory authority for the exercise of rights or ownership of additional shares if, at the expiration date, this clearance or approval has not been obtained. We are not undertaking to advise you of any such required clearance or approval, nor to pay any expenses incurred in seeking such clearance or approval.

We are not offering or selling, or soliciting any purchase of, shares in any state or other jurisdiction in which this offering is not permitted. We reserve the right to delay the commencement of this offering in certain states or other jurisdictions if necessary to comply with local laws. However, we may elect not to offer shares to residents of any state or other jurisdiction whose laws would require a change in this offering in order to carry out this offering in such state or jurisdiction.

Procedure to Exercise Rights

Rights holders may exercise their rights by delivering to American Stock Transfer & Trust Company, the subscription agent, at the address specified below, at or prior to the expiration date, the properly completed and executed subscription rights certificate or certificates evidencing those rights, with any signatures guaranteed as required, together with payment in full of the subscription price for each share of common stock being purchased. Except as provided below, a right will not be deemed exercised until the subscription agent receives both payment of the subscription price and a duly executed subscription certificate by 5:00 p.m., Eastern Daylight time, on the expiration date.

Payment may be made only by

•	check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to “American Stock Transfer & Trust Company, as subscription agent” or

•	wire transfer of immediately available funds to the account maintained by the subscription agent for the purpose of accepting subscriptions under this rights offering. If you desire to make payment by wire transfer you must contact American Stock Transfer & Trust Company to receive a “Wire Authorization Form.” In the U.S., you should call 877-248-6417. If you are outside the U.S., you should call 718-921-8200 and ask for Shareholder Relations.

The subscription price will be deemed to have been received by the subscription agent only upon:

•	clearance of any uncertified check;

•	receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or

•	receipt of collected funds in the subscription agent’s account designated above.

Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, rights holders who wish to pay the subscription price by means of uncertified personal check are urged to make payment sufficiently in advance of the expiration date to ensure that such payment is received and clears by such time and are urged to consider in the alternative payment by means of certified check, bank draft, money order or wire transfer of funds. All funds received in payment of the subscription price shall be held by the subscription agent.

The subscription certificates and payment of the subscription price or, if applicable, notices of guaranteed delivery must be delivered by hand, mail or overnight courier to the subscription agent at the following address:

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

If you are located in the U.S., the subscription agent’s telephone number is 877-248-6417. For those outside the U.S., the subscription agent’s telephone number is 718-921-8200 and you should ask for Shareholder Relations.

We will pay the fees and expenses of the subscription agent and have also agreed to indemnify the subscription agent from certain liabilities which it may incur in connection with the offering.

If a rights holder wishes to exercise rights, but time will not permit such holder to cause the subscription certificates evidencing those rights to reach the subscription agent prior to the expiration date, such rights may nevertheless be exercised if all of the following conditions (the “guaranteed delivery procedures”) are met:

•	the rights holder has caused payment in full of the subscription price for each share of common stock being subscribed for to be received (in the manner set forth above) by the subscription agent at or prior to the expiration date;

•	the subscription agent has received, at or prior to the expiration date, a notice of guaranteed delivery, substantially in the form provided with the instructions as to use of Company subscription certificates distributed to you with the subscription certificates from a member firm or a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each of which is considered an eligible institution for purposes of guaranteed delivery procedures), stating the name of the exercising rights holder, the number of shares being subscribed for, and guaranteeing the delivery to the subscription agent of the subscription rights certificate(s) evidencing those rights not later than five business days following the date of the notice of guaranteed delivery; and

•	the properly completed subscription rights certificate(s) evidencing the rights being exercised, with any signatures guaranteed as required, is received by the subscription agent within five business days following the date of the related notice of guaranteed delivery. The notice of guaranteed delivery must be delivered to the subscription agent in the same manner as subscription certificates at the address set forth above. Additional copies of the form of notice of guaranteed delivery are available upon request from us.

If an exercising rights holder does not indicate the number of rights being exercised, or does not forward full payment of the aggregate subscription price for the number of rights that the rights holder indicates are being exercised, then the rights holder will be deemed to have exercised its rights with respect to the maximum number of rights that may be exercised for the aggregate payment delivered by the rights holder. If the aggregate payment delivered by the rights holder exceeds the product of the subscription price multiplied by the number of rights evidenced by the subscription certificates delivered by the rights holder, any amount remaining after application of the foregoing procedures shall be returned to the rights holder promptly by mail without interest or deduction.

Certificates representing shares of common stock subscribed for and issued pursuant to exercise of the rights will be mailed as soon as practicable after the completion of the offering.

A rights holder who subscribed for fewer than all of the shares represented by its subscription certificates may, under certain circumstances, receive from the subscription agent a new subscription certificate representing the remaining rights; or

Unless a subscription certificate either provides that the shares to be issued pursuant to the exercise of the rights represented thereby are to be issued to the holder of such rights or is submitted for the account of an eligible institution, signatures on each subscription certificate must be guaranteed by an eligible institution.

Persons who hold shares of common stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain these beneficial owners’ intentions and to obtain instructions with respect to their rights. If a beneficial owner so instructs, the record date holder of that beneficial owners’ rights should complete appropriate subscription certificates and submit them to the subscription agent with the proper payment. In addition, beneficial owners of rights through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owners’ instructions. If a beneficial owner wishes to obtain a separate subscription certificate, he, she or it should contact the nominee as soon as possible and request that a separate subscription certificate be issued. A nominee may request any subscription certificate held by him, her or it to be split into such smaller denominations as he, she or it wishes, provided that the subscription certificate is received by the subscription agent, properly endorsed, no later than 5:00 p.m, Eastern Daylight time, on the expiration date.

The instructions accompanying the subscription certificates should be read carefully and followed in detail. Subscription certificates should be sent with payment to the subscription agent. Do not send subscription certificates to us.

The method of delivery of subscription certificates and payment of the subscription price to the subscription agent will be at your election and risk. If subscription certificates and payments are sent by mail, you are urged to send such materials by registered mail, properly insured, with return receipt requested, and you are urged to allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the expiration date. Because uncertified checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified check, bank draft, money order or wire transfer of funds.

All questions concerning the timeliness, validity for, and eligibility of any exercise of rights will be determined by us and our determination will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscription certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion. Neither we nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification. We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the offering or not in proper form or if the acceptance thereof or the issuance of the common stock pursuant thereto could be deemed unlawful.

All questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus, the instructions or the notice of guaranteed delivery should be directed to American Stock Transfer at the address and telephone number set forth below:

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

If you are located in the U.S., the subscription agent’s telephone number is 877-248-6417. For those outside the U.S., the subscription agent’s telephone number is 718-921-8200 and you should ask for Shareholder Relations.

No Revocation

Once a rights holder has properly exercised his, her or its rights, such exercise may not be revoked.

Transferability of Rights

The rights are not transferable and may be exercised only by the persons to whom they are issued. Any attempt to transfer your rights will render them null and void.

Procedures for DTC Participants

It is anticipated that the rights will be eligible for transfer through, and that the exercise of the rights may be effected through, the facilities of The Depository Trust Company (sometimes referred to by its initials, DTC).

Rights which the rights holder exercises through DTC are referred to as DTC rights. In case of rights that are held of record through DTC, exercises of the rights may be effected by instructing DTC to transfer DTC rights from the DTC account of the rights holder to the DTC account of the subscription agent, together with payment of the subscription price for each share of common stock subscribed for.

Determination of Ratio and Subscription Price

We chose the $1.98 per share subscription price for rights offering subscribers because this was the same purchase price (adjusted for the 1-for-6 reverse stock split) paid for common stock by the Investors in the private placement. (Note that a number of important terms and conditions of the private placement are not being made available or do not apply to stockholders who participate in this rights offering. For example, as part of the private placement, the Investors received warrants and other rights in the private placement, rights which are not being offered to the stockholders who participate in this rights offering, and the Investors agreed not to sell their shares for 180 days following the date of purchase (or until April 21, 2003), a restriction which will not apply to the stockholders who participate in the rights offering.) Our Board of Directors wanted our existing stockholders to have the opportunity to purchase shares at the same price as the Investors. In considering and approving the subscription price, our Board of Directors considered a number of factors, including the dilution experienced by our existing stockholders as a result of the consummation of the private placement, the market price of our common stock, our market capitalization and our capital-raising alternatives.

There can be no assurance that the market price of our common stock will not decline to less than $1.98 per share during or after the subscription period. Similarly, there can be no assurance that a subscribing rights holder will be able to sell shares purchased in the offering at a per share stock price equal to or greater than the subscription price.

Foreign and Certain Other Stockholders

Subscription certificates will not be mailed to record date holders whose addresses are outside the United States and Canada or who have an APO or FPO address, but will be held by the subscription agent for each record date holder’s account. To exercise their rights, such persons must request from the subscription agent the subscription certificate sufficiently in time for the completed certificate to be received by the subscription agent at or prior to 5:00 p.m., Eastern Daylight time, on August 29, 2003. Such holder’s rights expire at the expiration date.

Effect of Rights Offering on Outstanding Convertible Securities

Our convertible debt and certain warrants to purchase shares of our common stock provide for an adjustment to the conversion price in certain circumstances, including offerings of rights to all of our common stockholders.

Outstanding Stock

As of July 28, 2003, there were 28,379,811 shares of common stock outstanding, of which holders of 4,128,759 shares are being offered rights as described in this prospectus. Holders of options to purchase shares of common stock are not being granted rights to purchase common stock. If all of the rights being issued are exercised, a total of 2,525,252 additional shares of common stock will be issued. Accordingly, assuming all of the offered shares of common stock are issued, there will be 30,905,063 shares of common stock outstanding after the rights offering.

PLAN OF DISTRIBUTION

We intend to distribute rights and copies of this prospectus to those persons who were stockholders on July 21, 2003 (the record date) (except to the Investors in the private placement) promptly following the effective date of the registration statement of which this prospectus forms a part.

We will pay the fees and expenses of the subscription agent, which is American Stock Transfer & Trust Company. These are estimated to be approximately $20,000.

Certain of our employees, officers or directors may solicit responses from you to the rights offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

We have not engaged any financial advisor for solicitation of the exercise of rights or to provide advice to the Board of Directors regarding terms, structure or timing of the rights offering. We have not agreed to enter into any standby or other arrangements to purchase any rights or any shares of common stock except as otherwise disclosed in this prospectus. In addition, we have not entered into any agreements regarding stabilization activities with respect to our securities.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our authorized capital stock includes 120 million shares of common stock, $0.01 par value per share. At July 28, 2003, there were 28,379,811 shares of common stock outstanding.

For each outstanding share of common stock held, the holder is entitled to one vote on all matters presented to stockholders for a vote except as otherwise provided by statute and subject to voting rights of any holders of preferred stock. Cumulative voting is not permitted. Holders of the common stock do not have preemptive rights. All shares of common stock issued and sold will be duly authorized, fully paid, non-assessable and are not subject to further call or redemption. Subject to the rights of any holders of preferred stock, dividends may be paid to the holders of common stock if and when declared by our Board of Directors. Dividends will be paid out of funds legally available for dividend payment. We have never paid any dividends and do not intend to do so in the foreseeable future. Upon our liquidation, dissolution, or winding up, subject to the rights of any holders of preferred stock, the holders of common stock are entitled to receive our net assets in proportion to the respective number of shares they hold.

Reverse Stock Split

At our Special Meeting of Stockholders on April 16, 2003, stockholders approved an amendment to our certificate of incorporation to effect a reverse stock split of 1-for-6. The reverse stock split alone did not affect the number of shares of common stock that the Board of Directors is authorized to issue pursuant to our amended and restated certificate of incorporation. However, it has the effect of increasing the number of shares available for future issuance because of the reduction in the number of shares that are outstanding after giving effect to the reverse stock split.

Registrar and Transfer Agent

American Stock Transfer & Trust Company is our Registrar and Transfer Agent.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, $0.01 par value per share, and may issue such preferred stock in one or more series, each with such preferences, designations, limitations, conversion rights and other rights as we may determine. We have not yet designated any of our preferred stock.

The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although the Board of Directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Subject to the limitations prescribed by our Amended and Restated Certificate of Incorporation, our Board of Directors can fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions on the preferred stock, including provisions concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. When issued, the preferred stock will be fully paid and nonassessable by us. The preferred stock will have no preemptive rights.

Description of Warrants

In April 1996, we issued a warrant to purchase 74,074 shares of our common stock at an exercise price of $135.00 per share to Chiron Corporation. The warrant expires in April 2006.

In each of December 1995 and July 1996, we issued warrants to purchase a total of 148 shares of our common stock at an exercise price of $135.00 per share to Silicon Valley Bank. The warrants expire in December 2005 and July 2006.

In each of December 1995 and July 1996, we issued warrants to purchase a total of 296 shares of our common stock at an exercise price of $135.00 per share to GATX. The warrants expire in December 2005 and July 2006.

In each of December 1995 and July 1996, we issued warrants to purchase a total of 296 shares of our common stock at an exercise price of $135.00 per share to MM Ventures. The warrants expire in December 2005 and July 2006.

In January 2000, we issued a warrant to purchase 50,000 shares of our common stock at an exercise price of $120.00 per share to Elan International Services, Ltd. The warrant expires in January 2007.

In January 2001, we issued a warrant to purchase 4,166 shares of our common stock at an exercise price of $59.64 per share to Heidrick & Struggles. The warrant expires in January 2004.

In November 2001, we issued a warrant to purchase 1,500 shares of our common stock at an exercise price of $32.82 per share to Coffin Communications. The warrant expires in November 2004.

In August 1999, we issued a warrant to purchase 58,333 shares of our common stock at an exercise price of $72.00 per share to Innovir. The warrant expires in August 2009.

In July 1993, we issued warrants to purchase an aggregate of 211 shares of our common stock at an exercise price of $94.50 per share to two attorneys at Lyon & Lyon. These warrants do not expire.

On November 28, 2001, a select group of institutional investors purchased in a public offering warrants to purchase a total of 37,698 shares of our common stock. ABN AMRO Incorporated acted as placement agent in the public offering and received as part of its compensation warrants to purchase 30,158 shares of our common stock. On December 21, 2001, in connection with the sale of securities to Elan International Services, Ltd., we issued ABN AMRO warrants to purchase an additional 9,523 shares of our common stock. The warrants are exercisable at a purchase price per share of $30.00 (subject to adjustment for certain events) and expire on November 28, 2006.

On December 21, 2001, Elan International Services, Ltd. purchased in a private placement warrants to purchase 12,500 shares of our common stock at a purchase price per share of $30.00. The warrants expire on December 21, 2006.

The Investors in the private placement received five-year warrants to purchase an aggregate of 5,015,152 shares of common stock at an exercise price of $2.52 per share. We issued five-year warrants to purchase an aggregate of 85,718 shares of common stock to Elan and warrants to purchase an aggregate of 41,667 shares of common stock to Schering, all at an exercise price of $2.52 per share.

Participation Rights

Each investor in the private placement, so long as it holds 10% of the outstanding shares of our common stock or of all of the shares it purchased in the private placement, and Elan will have the right to purchase its pro rata share of any common or preferred stock issued by us in future offerings, except for public offerings and except for certain other issuances.

Majority Vote Requirement

We have amended our bylaws to limit our ability to undertake certain enumerated corporate actions, including incurring debt and hiring and terminating executive officers, without the approval of a majority of the total number of directors then in office.

Registration Rights

Some holders of shares of our outstanding common stock are entitled to require us to register the sales of their shares under the Securities Act of 1933 under the terms of various agreements.

Delaware Anti-Takeover Law and Charter Provisions

Provisions of our Certificate of Incorporation and Bylaws are intended to enhance continuity and stability in our Board of Directors and in our policies, but might have the effect of delaying or preventing a change in control and may make more difficult the removal of incumbent management even if the transactions could be beneficial to the interests of stockholders. A summary description of these provisions is below:

Authority to Issue Preferred Stock.    The Certificate of Incorporation authorizes the Board, without stockholder approval, to establish and to issue shares of one or more series of preferred stock, each series having the voting rights, divided rates, liquidation, redemption, conversion and other rights as may be fixed by the Board.

Classified Board.    The Certificate of Incorporation provides for a Board of Directors made up of three classes. The term of office of the Class I Directors expires at the Annual Meeting of Stockholders to be held in 2006, the term of office of the Class II Directors expires at the Annual Meeting of Stockholders to be held in 2004, and the term of office of the Class III Directors expires at the Annual Meeting of Stockholders to be held in 2005. Thereafter, the term of each class expires at each third succeeding Annual Meeting of Stockholders after election of the class.

Stockholder Actions and Meetings.    The Bylaws direct that special meetings of the stockholders may only be called by a majority of the members of the Board of Directors, the Chairman of the Board of Directors, the President or the holders of not less than 10% of the total voting power of all shares of our capital stock entitled to vote in the election of directors. The Bylaws further provide that stockholders’ nominations to the Board of Directors and other stockholder business proposed to be transacted at stockholder meetings must be timely received by us in a proper written form which meets the prescribed content requirements.

Limitation of Director Liability.    Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b) does not change directors’ duty of care it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our Certificate of Incorporation limits the liability of directors to the company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification.    To the maximum extent permitted by law, our Bylaws provide for mandatory indemnification of directors and permit indemnification of our officers, employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors, and may advance or reimburse officers, employees and agents for expenses incurred by them as a result of indemnifiable claims.

Section 203 of the DGCL generally provides that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute but less than 85% of the outstanding voting stock may not engage in some business combinations with the corporation for a period of three years after the date on which the stockholder became an interested stockholder unless:

•	prior to this date, the corporation’s Board of Directors approved either the business combination or the transaction in which the stockholder became an interested stockholder, or

•	the business combination is approved by the corporation’s Board of Directors and authorized at a stockholders’ meeting by a vote of at least two-thirds of the corporation’s outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions will not apply to some business combinations proposed by an interested stockholder following the earlier of the announcement or notification of a particular extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s Board of Directors, if the extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed those directors by a majority of those directors.

Section 203 defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, such as mergers, asset sales, issuances of additional shares to the interested stockholder, transactions with the corporation which increase the proportionate interest in the corporation directly or indirectly owned by the interested stockholder or transactions in which the interested stockholder receives other benefits.

The provisions of Section 203, together with the ability of our Board of Directors to issue preferred stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if this event would be favorable to the interests of stockholders. Our stockholders, by adopting an amendment to the Certificate of Incorporation or Bylaws, may elect not to be governed by Section 203 effective 12 months after adoption. Neither our Certificate of Incorporation nor Bylaws currently exclude us from the restrictions imposed by Section 203.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a general discussion of the material anticipated federal income tax consequences of the issuance and the exercise or lapse of the rights. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the Code), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis.

This summary is limited to those persons who have held the common stock, and will hold the rights and any shares acquired upon the exercise of rights, as “capital assets” within the meaning of Section 1221 of the Code. The following does not consider federal income tax consequences of the offering that may be relevant to particular classes of stockholders, such as banks, insurance companies and foreign individuals and entities, or to holders of options that received such options in their capacity as employees, directors or otherwise in connection with the performance of services. In addition, this summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a particular holder.

You are urged to consult with your tax advisors to determine the particular tax consequences to you of the issuance and the exercise or lapse of your rights (including the applicability and effect of any federal estate, state, local or foreign tax laws, and of any change in applicable tax laws).

Issuance of Rights

This distribution of stock rights is not being made with respect to all holders of our common stock and convertible securities. Therefore, this distribution will be taxed in the same manner as a distribution of property that is not stock or a right to purchase stock.

We do not have any accumulated earnings and profits and anticipate that we will not have any earnings and profits for our current tax year (calculated in each case for federal income tax purposes). If our anticipation is correct, the distribution of the rights will not result in currently taxable dividend income to you. However, you will be required to reduce your basis in your common stock (but not below zero) by an amount equal to the fair market value of the rights, determined on the date the rights are distributed. To the extent the fair market value of the rights you receive exceeds the basis in your common stock, you will have taxable capital gain income equal to such excess.

If, contrary to our anticipation, we have earnings and profits in our current tax year, then you will have taxable dividend income equal to the fair market of the rights you receive, but only to the extent of your allocable portion of our current or accumulated earnings and profits. Your basis in the common stock with respect to which the rights are received would be reduced (but not below zero) by the excess, if any, of the fair market value of the rights received over your allocable portion of our current or accumulated earnings and profits, and the remainder, if any, of such excess would be treated as taxable capital gain.

Basis and Holding Period of the Rights

Your basis in the rights that you receive pursuant to this offering will be equal to the fair market value of the rights, determined on the date the rights are distributed to you, and the holding period of such rights will begin with and include the date of such distribution.

Expiration of the Rights

If you allow your rights to expire unexercised, you will recognize a loss equal to your basis in such expired rights. Any loss recognized on the expiration of the rights will be a short-term capital loss if the common stock obtainable upon the exercise of the rights would be a capital asset in your hands.

Exercise of the Rights, Basis and Holding Period of Acquired Shares

You will not recognize any gain or loss upon the exercise of your rights. The basis of each share of common stock acquired by you through exercise of the rights will be equal to the sum of the subscription price paid for such shares and the basis of the rights exercised. The holding period for the common stock acquired through exercise of the rights will begin on the date the rights are exercised.

Potential Limitation on Use of Tax Attributes

Certain provisions of the Code could limit our ability to use net operating loss carry forwards and other tax attributes following changes in the ownership of Company.

Although the issuance of the rights will not trigger these limitations, future events beyond our control, such as transactions in common stock or other ownership interests, or rights to acquire common stock or other ownership interests, could result in the application of these limitations. Therefore there can be no assurance that our net operating loss carryforwards and other tax attributes will be available to reduce the tax otherwise payable on future income which we earn.

LEGAL MATTERS

For purposes of this offering, O’Melveny & Myers LLP, Menlo Park, California, will pass upon the legality of the securities being offered by this prospectus for us.

Experts

The financial statements of Ribozyme Pharmaceuticals, Inc. (now known as Sirna Therapeutics, Inc.) at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and the financial statements of Medizyme Pharmaceuticals, Ltd. at December 31, 2000 and for the year ended December 31, 2000 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Forward-Looking Statements

Statements in this prospectus which are not strictly historical are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. These uncertainties include, but are not limited to, the following: general economic and business conditions; ability to obtain adequate financing in the future; ability to obtain and enforce patents; ability to obtain rights to technology; ability to develop, manufacture and commercialize products; ability to obtain and retain collaborators; changes in, or failure to comply with, governmental regulations; results of clinical studies; results of research and development activities; technological advances; competition; availability of qualified personnel; business abilities and judgment of personnel; and the like, are set forth in the section titled “Risk Factors” herein. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof.

Where You Can Find More Information

We file reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s internet site is http://www.sec.gov. The address of our internet site is http://www.sirna.com. Information contained on our website is not to be considered a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Interim Financial Statements

Condensed balance sheet (unaudited) as of March 31, 2003 of Sirna Therapeutics, Inc. (formerly Ribozyme Pharmaceuticals, Inc.)	F-1

Condensed statements of operations (unaudited) for the three-month periods ended March 31, 2002 and 2003 of Sirna Therapeutics, Inc. (formerly Ribozyme Pharmaceuticals, Inc.)	F-2

Condensed statements of cashflows (unaudited) for the three-month periods ended March 31, 2002 and 2003 of Sirna Therapeutics, Inc. (formerly Ribozyme Pharmaceuticals, Inc.)	F-3

Notes to condensed financial statements (unaudited) of Sirna Therapeutics, Inc. (formerly Ribozyme Pharmaceuticals, Inc.)	F-4

Audited Financial Statements

Report of Ernst & Young LLP	F-9

Balance sheets as of December 31, 2001 and 2002 of Ribozyme Pharmaceuticals, Inc. (now known as Sirna Therapeutics, Inc.)	F-10

Statements of operations for the years ended December 31, 2000, 2001 and 2002 of Ribozyme Pharmaceuticals, Inc. (now known as Sirna Therapeutics, Inc.)	F-11

Statements of redeemable preferred stock and stockholders’ (deficit) equity of Ribozyme Pharmaceuticals, Inc. (now known as Sirna Therapeutics, Inc.)	F-12

Statements of cashflows for the years ended December 31, 2000, 2001 and 2002 of Ribozyme Pharmaceuticals, Inc. (now known as Sirna Therapeutics, Inc.)	F-14

Notes to financial statements of Ribozyme Pharmaceuticals, Inc. (now known as Sirna Therapeutics, Inc.)	F-15

Report of Ernst & Young LLP.	F-35

Balance sheets as of December 31, 2000, 2001 (unaudited) and 2002 (unaudited) of Medizyme Pharmaceuticals, Ltd.	F-36

Statements of operations for the years ended December 31, 2000, 2001 (unaudited) and 2002 (unaudited) and for the period from inception to December 31, 2002 (unaudited) of Medizyme Pharmaceuticals, Ltd.

F-37

Statement of stockholders’ (deficit) equity of Medizyme Pharmaceuticals, Ltd.	F-38

Statements of cashflows for the years ended December 31, 2000, 2001 (unaudited) and 2002 (unaudited) and for the period from inception to December 31, 2002 (unaudited) of Medizyme Pharmaceuticals, Ltd.

F-39

Notes to financial statements of Medizyme Pharmaceuticals, Ltd.	F-40

F-i

SIRNA THERAPEUTICS, INC.

(Formerly Ribozyme Pharmaceuticals, Inc.)

CONDENSED BALANCE SHEET

(Unaudited)

	March 31, 2003	Pro Forma Stockholders’ Equity as of March 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$1,377,393
Securities available-for-sale	3,489,252
Accounts receivable	228,596
Account receivable-joint venture	71,379
Account receivable-related parties	85,518
Prepaid expenses and other	676,494

Total current assets	5,928,632
Property, plant and equipment, net	4,270,443
Notes receivable-related parties	552,000
Deferred patent costs, net	6,082,592
Other assets, net	735,208

Total assets	$17,568,875

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable—trade	$679,868
Accrued expenses	2,083,575
Deferred revenues	2,107,425
Deferred revenues—related parties	299,960
Current portion of long-term debt	491,251

Total current liabilities	5,662,079
Long-term debt	2,930,387
Convertible debt	3,520,000
Convertible, exchangeable preferred stock; Series A	12,015,000
Accreted preferred stock dividend	2,529,638
Stockholders’ equity (deficit)
Convertible preferred stock; Series B	99	$0
Preferred stock issuable	1,126,718	0
Accreted preferred stock dividend	1,094,957	0
Common stock	33,809	281,653
Additional paid-in capital	188,077,912	249,431,480
Unrealized gain on securities available-for-sale	1,107	1,107
Accumulated deficit	(199,422,831)	(199,422,831)

Total stockholders’ equity (deficit)	(9,088,229)	50,291,409

Total liabilities and stockholders’ equity (deficit)	$17,568,875	$61,768,875

See notes to condensed unaudited financial statements

SIRNA THERAPEUTICS, INC.

(Formerly Ribozyme Pharmaceuticals, Inc.)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended March 31,
	2003	2002
Revenues:
Collaborative agreements	$384,789	$926,408
Collaborative agreements—joint venture	2,283	425,812
Collaborative agreements—related parties	102,717	226,416

Total revenues	489,789	1,578,636
Expenses:
Research and development	3,776,762	6,740,615
General and administrative	1,389,439	1,482,609

Total expenses	5,166,201	8,223,224

Operating loss	(4,676,412)	(6,644,588)
Other income (expense):
Interest income	20,537	154,407
Interest expense	(124,466)	(336,788)
Other	(729)	(671)
Equity in loss of unconsolidated affiliate	(132,683)	(1,467,023)

Total other expense	(237,341)	(1,650,075)

Net loss	(4,913,753)	(8,294,663)
Accretion of dividends on preferred stock	562,388	202,916

Net loss applicable to common stock	$(5,476,141)	$(8,497,579)

Net loss per share (basic and diluted) (split adjusted, Note 2)	$(1.62)	$(2.55)

Shares used in computing net loss per share (split adjusted, Note 2)	3,380,893	3,335,840

See notes to condensed unaudited financial statements

SIRNA THERAPEUTICS, INC.

(Formerly Ribozyme Pharmaceuticals, Inc.)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31,
	2003	2002
Operating Activities
Net loss	$(4,913,753)	$(8,294,663)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	425,385	505,882
Equity in loss of unconsolidated affiliate	132,683	1,467,023
Compensation for forgiveness of notes receivable-related parties	155,000	95,000
Accrued interest included in convertible debt	60,000	322,099
Accrued interest LT financing	28,873	—
Loss on disposal of equipment	729	671
Changes in operating assets and liabilities:
Accounts receivable	98,152	(209,919)
Prepaid expenses and other current assets	64,258	72,316
Accounts payable-trade	(263,223)	498,505
Accrued expenses	(232,996)	(302,029)
Deferred revenue	1,213,673	651,042
Deferred revenue-related parties	(100,040)	(99,999)

Net cash used in operating activities	(3,331,259)	(5,294,072)

Investing Activities
Additions to property, plant and equipment	(119,256)	(688,368)
Additions to deferred patent costs	(249,351)	(152,581)
Net sales of securities available-for-sale	3,260,731	11,485,791
Investment in unconsolidated affiliate	(132,683)	(11,547)
Loan repayments-related parties	—	150,000
Loan advances-related parties	—	(200,000)

Net cash provided by investing activities	2,759,441	10,583,295

Financing Activities
Net proceeds from issuance of common and preferred stock	—	1,327
Payments under loan facilities	(115,729)	(40,820)

Net cash used in financing activities	(115,729)	(39,493)
Net (decrease) increase in cash and cash equivalents	(687,547)	5,249,730
Cash and cash equivalents at beginning of period	2,064,940	23,497,986

Cash and cash equivalents at end of period	$1,377,393	$28,747,716

See notes to condensed unaudited financial statements

SIRNA THERAPEUTICS, INC.

(Formerly Ribozyme Pharmaceuticals, Inc.)

NOTES TO CONDENSED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited)

Note 1:    Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. For further information, refer to the financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2002.

Note 2:    Subsequent Events—Special Meeting of Stockholders and Private Placement

On February 11, 2003, the Company entered into a common stock and warrant purchase agreement with the Sprout Group, Venrock Associates, Oxford Bioscience Partners IV, TVM V Life Science Ventures GmbH & Co. KG and Granite Global Ventures (the “Investors”) to sell common stock and warrants for an aggregate amount of approximately $48 million (the “Stock Purchase Agreement”). On April 16, 2003 the Company held a Special Meeting of Stockholders pursuant to which the terms of the Stock Purchase Agreement with the Investors were approved. At the Special Meeting and a subsequent adjournment, the stockholders approved the following proposals:

•	The terms of the private placement to the Investors;

•	An amendment to the Company’s current amended and restated certificate of incorporation to effect a reverse split of its outstanding common stock of 1-for-6, to increase the number of authorized shares of capital stock, to change the Company’s name from Ribozyme Pharmaceuticals, Inc. to Sirna Therapeutics, Inc. and to permit stockholders to act by written consent in lieu of a meeting;

•	An amendment to the Company’s 1996 Stock Option Plan and to the 2001 Stock Option Plan as a result of which the Company will (a) terminate the 1996 Stock Option Plan and have its outstanding options covered by the 2001 Stock Option Plan, (b) increase the number of shares reserved for issuance pursuant to its 2001 Stock Option Plan by a total of 5,666,667 shares (after giving effect to the reverse stock split), and (c) provide a maximum limit on options granted to any individual during any calendar year, of 2 million shares; and

•	An increase in the number of shares reserved for issuance pursuant to the Company’s Employee Stock Purchase Plan by a total of 833,333 shares (after giving effect to the reverse stock split).

On April 21, 2003, pursuant to the Stock Purchase Agreement, the Company completed the sale of 24,242,425 shares of its common stock and warrants to purchase 5,015,152 shares of its common stock to the Investors for an aggregate consideration of approximately $48 million. The common stock was sold at a price per share of $1.98 and the warrants are exercisable at any time over the five-year period measured from the date of issuance at a price per share of $2.52.

With the consummation of the above transactions the Investors own approximately 87.7% (after giving effect to the exercise of the warrants pursuant to the Stock Purchase Agreement, but prior to giving effect to

SIRNA THERAPEUTICS, INC.

(Formerly Ribozyme Pharmaceuticals, Inc.)

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

exercise of any stock options) of the Company’s outstanding capital stock. Further, pursuant to the Stock Purchase Agreement, some of the Investors have the right to designate four of the Company’s seven members of the board of directors.

As a result of the one-for-six reverse stock split, every six shares of the Company’s common stock were replaced with one share of the Company’s common stock. All references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in these Financial Statements and Notes to Financial Statements prior to the effective date of the reverse stock split have been restated to reflect the one-for-six common stock reverse split on a retroactive basis.

In connection with the execution of the Stock Purchase Agreement, the Company obtained certain waivers and amendments to the Company’s agreements with Schering AG (“Schering”) and to the Company’s agreements with Elan Corporation (“Elan”). In exchange for warrants and the Company’s agreement to pay accrued interest on the loan on a quarterly basis, Schering extended the due date for repayment of the loans from April 2004 to January 2005. Among other things, Elan converted all of the outstanding shares of the Company’s Series A and Series B Preferred Stock into shares of the Company’s common stock immediately prior to the closing of the transactions, waived certain pre-emptive rights, and waived its right to nominate a director for election to the Company’s board of directors. The Series A Preferred Stock and accreted dividends have been reclassified to permanent equity-common stock following the conversion to common stock in April 2003.

The pro forma balance sheet as of March 31, 2003 reflects the receipt of the net proceeds from the sale of 24,242,425 shares of the Company’s common stock received in the private placement transaction at $1.98 per share. In addition, the amounts reflect the conversion of the Company’s Series A and Series B Preferred Stock and accreted dividends into 541,929 shares of the Company’s common stock, as well as payment of accrued interest on the Schering debt.

Note 3:    Medizyme

In January 2000, the Company formed a joint venture with Elan for the development and commercialization of HERZYME™, the Company’s product to treat breast and other cancers. As part of this arrangement, the Company licensed HERZYME and Elan licensed its MEDIPAD® and certain liposomal drug delivery technology to the joint venture, Medizyme Pharmaceuticals, Ltd. (“Medizyme”). The MEDIPAD® system is a disposable continuous subcutaneous drug delivery system that allows a patient to administer the drug at home. The Company filed an Investigational New Drug for HERZYME in Canada in February 2001, which was approved in April 2001.

While the Company owned 80.1% of the outstanding common stock of Medizyme, Elan retained significant minority investor rights that are considered “participating rights” as defined in EITF 96-16 Investors Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. Therefore, the Company did not consolidate the operations of Medizyme, but instead accounted for the investment in Medizyme under the equity method. As of March 31, 2003 the Company had absorbed the entire cost basis in its equity investment through its share of Medizyme’s net losses.

In April 2003, the Company entered into a termination agreement with Elan, under which the Company retains full rights to HERZYME and Elan transferred its 19.9% interest in Medizyme (held as preferred stock) to the Company in exchange for either (a) a portion of any future net revenues received by the Company if it enters

SIRNA THERAPEUTICS, INC.

(Formerly Ribozyme Pharmaceuticals, Inc.)

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

into a commercialization agreement with a third party for HERZYME; or (b) a royalty on net sales of HERZYME by the Company. As of April 2003, the Company owns 100% of the capital stock of Medizyme and therefore will consolidate Medizyme’s losses; however, the Company does not intend to pursue independent development of HERZYME. In addition, in connection with the Stock Purchase Agreement, Elan converted all of the outstanding shares of the Company’s Series A and Series B Preferred Stock held by Elan into 541,929 shares of the Company’s common stock.

The unaudited results of operations of Medizyme for the three-month period ended March 31, 2003 are as follows (in thousands):

Revenue	$—
Research and development	77
License fee	—

Net loss	$(77)

Note 4:    Accounting for stock-based compensation

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. As provided for in SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. The following is a reconciliation of net income (loss) per weighted average share had the Company’s adopted the fair value measurement provisions of SFAS No. 123.

	For the Three Months Ended
	March 31, 2003	March 31, 2002
Net loss as reported	$(4,913,753)	$(8,294,663)
Add: Stock-based employee compensation expense included in reported income	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(711,125)	(1,056,171)

Pro forma net loss	$(5,624,878)	$(9,350,834)

Pro forma net loss applicable to common stock	$(6,187,266)	$(9,553,750)
Pro forma loss per share (basic and diluted)	$(1.83)	$(2.86)

Note 5:    Recently adopted Accounting Standards

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Under EITF 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. Under SFAS 146, an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS 146 will be effective for exit or

SIRNA THERAPEUTICS, INC.

(Formerly Ribozyme Pharmaceuticals, Inc.)

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS 146 has not had a material effect on the financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure. SFAS 148 provides two additional transition methods for entities that adopt the preferable method (as set forth in SFAS 148) of accounting for stock based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. SFAS 148 is effective for fiscal periods ending after December 15, 2002. See Note 4 to these Notes to Condensed Financial Statements for the quarterly disclosure requirements under SFAS No. 148.

Note 6:    Deferred revenue

During the first quarter of 2003, the Company received $1.4 million in non-refundable fees from Geron Corporation (“Geron”) that was recorded as deferred revenue and is recognized upon the release of product to Geron, which occurred in June 2003. In addition, the Company recognized the remaining license revenue of $169,000 from Fujirebio that had been deferred over the term of the collaboration because all research activities under the collaboration have ended.

Note 7:    Payment to Contract Manufacturer

In the fourth quarter of 2002 the Company took delivery for $3.6 million of ribozyme drugs that the Company was contractually obligated to purchase from a contract manufacturer. The terms of payment for the purchase were $1.6 million paid on October 30, 2002; $1.1 million to be paid on or before October 30, 2004; and $873,491 to be paid on or before June 30, 2005. In June 2003 the Company entered into an agreement with the contract manufacturer, wherein in lieu of the payments of $1.1 million and $873,491 together with the interest payable, the Company paid the contract manufacturer the sum of $1,726,805.

Note 8:    Subsequent Deferred Patent cost write-down

The Company capitalizes legal costs directly incurred in pursuing patent applications as deferred patent costs and then amortizes these costs over the estimated remaining life of the patent on a straight-line method. On a quarterly basis, the Company reviews all issued patents and pending patent applications and if a determination is made to abandon a patent or a patent application, or that an issued patent or a patent application is deemed to no longer have significant economic value, the unamortized balance in deferred patent costs related to that patent is immediately expensed.

On April 21, 2003, as previously discussed in Note 2, the Company completed a private placement, which resulted in a change of control for the company. The Company has also changed its business strategy which focused on development of ribozyme-based therapeutics and diagnostics to developing a new class of nucleic acid based therapeutics based on RNA interference. As a result of finalizing this change in strategic direction during the second quarter ended June 30, 2003, the Company undertook a detailed review of its existing patent portfolio. As a result of this review, the Company has written off in the second quarter $447,000 related to abandoned patents. In addition, since the Company is no longer pursuing the development of ribozymes internally, the Company expensed approximately $4.9 million of capitalized patent costs related to this ribozyme technology. This expense will be reflected as a separate line item in the Company’s statement of operations for the second quarter.

SIRNA THERAPEUTICS, INC.

(Formerly Ribozyme Pharmaceuticals, Inc.)

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

Patent costs directly related to the Company’s existing RNAi technology and chemistry technology relating to process development, manufacturing, stabilization and delivery of oligonucleotides continue to remain capitalized and will be amortized over a shorter period due to the early stage of the Company’s technology. The Company will continue to periodically review the estimated recoverability of the costs of these patents. If the Company determines that the estimated recoverability of the patent costs decreases significantly or that these patents or patent applications should be abandoned or have significantly reduced economic value, the Company will expense these costs.

Due to the early stage of the technology, the Company intends to expense all future patent-related legal costs until the Company determines that the estimated recoverability of the associated legal costs is sufficiently probable, at which time such costs will be capitalized.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors

Ribozyme Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Ribozyme Pharmaceuticals, Inc., as of December 31, 2002 and 2001, and the related statements of operations, redeemable preferred stock and stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ribozyme Pharmaceuticals, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant operating losses since inception related to clinical trials and the cost of manufacturing drugs, has insufficient working capital to meet budgeted cash requirements for the next year without additional financing and has a stockholders’ deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

/s/    ERNST & YOUNG LLP

Denver, Colorado

February 21, 2003, except

for Note 13, as to which the

date is March 7, 2003

RIBOZYME PHARMACEUTICALS, INC.

BALANCE SHEETS

	December 31
ASSETS	2002	2001
Current assets:
Cash and cash equivalents	$2,064,940	$23,497,986
Securities available-for-sale	6,756,038	11,497,084
Accounts receivable	263,714	711,470
Accounts receivable—joint venture	157,370	491,194
Accounts receivable—related parties	62,561	340,533
Notes receivable—related parties	214,000	324,000
Prepaid expenses and other	541,752	173,466

Total current assets	10,060,375	37,035,733
Property, plant, and equipment:
Machinery and equipment	10,426,092	9,368,007
Leasehold improvements	5,227,380	4,799,381
Office furniture and equipment	2,019,564	2,001,064

	17,673,036	16,168,452
Accumulated depreciation	(13,149,227)	(11,580,139)

	4,523,809	4,588,313
Notes receivable—related parties	692,000	541,000
Deferred patent costs, net of accumulated amortization (2002–$993,058; 2001–$772,157)	5,886,733	5,544,614
Investment in joint venture	—	3,577,340
Other assets.	735,208	736,208

Total assets	$21,898,125	$52,023,208

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable—trade	$943,091	$2,100,144
Accrued wages	1,136,610	810,922
Accrued liabilities	1,179,961	1,647,253
Deferred revenue, current portion—related parties	400,000	400,000
Deferred revenue, current portion	893,752	—
Current portion of long-term debt	479,782	169,117

Total current liabilities	5,033,196	5,127,436
Deferred revenue, long-term portion—related parties	—	400,010
Long term debt	3,028,712	474,018
Convertible debt—joint venture	—	8,896,658
Convertible debt—related parties	3,460,000	3,220,000
Commitments and contingencies
Preferred stock, $.01 par value; Series A convertible exchangeable preferred stock, 25,000 shares authorized; 12,015 shares issued and outstanding at December 31, 2002 and 2001, respectively (preference in liquidation, including accreted dividends, of $14,329,366 and $13,506,802, in 2002 and 2001, respectively)	12,015,000	12,015,000
Accreted preferred stock dividends	2,314,366	1,491,802
Stockholders’ (deficit) equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized; Series B convertible preferred stock, 9,905 and zero shares issued and outstanding at December 31, 2002 and 2001, respectively (preference in liquidation of $11,032,670 and zero, in 2002 and 2001, respectively)	99	—
Preferred stock issuable	1,126,718	—
Accreted preferred stock dividends	747,841	—
Common stock, $.01 par value; 60,000,000 shares authorized; 3,380,894 and 3,335,436 shares issued and outstanding at December 31, 2002 and 2001, respectively	33,809	33,354
Additional paid-in capital	188,640,300	180,156,427
Accumulated deficit	(194,509,078)	(159,802,790)
Unrealized gain on securities available-for-sale	7,162	11,293

Total stockholders’ (deficit) equity	(3,953,149)	20,398,284

Total liabilities and stockholders’ (deficit) equity	$21,898,125	$52,023,208

See accompanying notes.

RIBOZYME PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31
	2002	2001	2000
Revenues:
Collaborative agreements	$3,488,088	$3,318,246	$8,301,545
Collaborative agreements—joint venture	1,069,295	3,959,411	6,052,429
Collaborative agreements—related parties	590,323	1,030,226	1,191,338

Total revenues	5,147,706	8,307,883	15,545,312
Expenses:
Research and development	28,659,341	56,688,960	21,721,055
General and administrative	5,505,035	4,512,197	3,723,158

Total expenses	34,164,376	61,201,157	25,444,213
Operating loss	(29,016,670)	(52,893,274)	(9,898,901)
Other income (expense):
Interest income.	389,155	2,164,638	3,195,989
Interest expense	(802,631)	(819,576)	(150,840)
Other income	69	50,950	4,000
Equity in loss of unconsolidated affiliates	(5,276,211)	(8,340,899)	(9,031,805)

Total other expense	(5,689,618)	(6,944,887)	(5,982,656)

Net loss	(34,706,288)	(59,838,161)	(15,881,557)
Accretion of dividends on preferred stock	1,570,407	775,346	716,456

Net loss applicable to common stock	$(36,276,695)	$(60,613,507)	$(16,598,013)

Net loss per share (basic and diluted)	$(10.81)	$(21.54)	$(6.92)
Shares used in computing net loss per share	3,355,727	2,813,887	2,398,345

See accompanying notes.

RIBOZYME PHARMACEUTICALS, INC.

STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

	Convertible Exchangeable Preferred Stock			Preferred Stock				Common Stock		Additional Paid-In Capital	Accumulated Deficit	(Loss)/ Gain on Securities	Deferred Compensation	Total
	Shares	Amount	Dividends	Shares	Amount	Amount	Dividends	Shares	Amount
Balance at December 31, 1999.	—	$—	$—	5	$—	$—	$—	1,877,209	$18,772	$98,987,961	$(84,083,072)	$(2,399)	$(40,618)	$14,880,644
Issuance of common stock for cash—public offering net of issuance costs of $3,886,887	—	—	—	—	—	—	—	525,000	5,250	52,867,903	—	—	—	52,873,153
Issuance of common stock for cash—Elan Corporation, plc net of issuance costs of $38,547	—	—	—	—	—	—	—	106,838	1,068	4,959,441	—	—	—	4,960,509
Issuance of preferred stock for cash	12,015	12,015,000	—	—	—	—	—	—	—	—	—	—	—	–
Issuance of common stock for cash—Eli Lilly	—	—	—	—	—	—	—	42,105	421	2,999,579	—	—	—	3,000,000
Conversion of convertible preferred stock for common shares	—	—	—	(5)	—	—	—	106,107	1,061	(1,061)	—	—	—	—
Conversion of convertible debt for common shares	—	—	—	—	—	—	—	7,073	71	997,134	—	—	—	997,205
Issuance of common stock upon the exercise of warrants	—	—	—	—	—	—	—	3,375	34	(34)	—	—	—	—
Issuance of common stock under stock option, employee stock purchase and 401(k) plans	—	—	—	—	—	—	—	42,540	425	1,396,486	—	—	—	1,396,911
Expense for vesting of performance stock options	—	—	—	—	—	—	—	—	—	1,732,198	—	—	—	1,732,198
Compensation for issuance of common stock options	—	—	—	—	—	—	—	—	—	(2,749)	—	—	26,142	23,393
Preferred stock dividends accreted	—	—	716,456	—	—	—	—	—	—	(716,456)	—	—	—	(716,456)
Net loss	—	—	—	—	—	—	—	—	—	—	(15,881,557)	—	—	(15,881,557)
Change in unrealized loss on securities	—	—	—	—	—	—	—	—	—	—	—	(3,025)	—	(3,025)

Comprehensive loss														(15,884,582)

Balance at December 31, 2000	12,015	12,015,000	716,456	—	—	—	—	2,710,247	27,102	163,220,402	(99,964,629)	(5,424)	(14,476)	63,262,975
Issuance of common stock and warrants for cash—public offering, net of costs of $931,604	—	—	—	—	—	—	—	376,984	3,770	8,564,626	—	—	—	8,568,396
Issuance of common stock and warrants for cash—Elan Corporation, net of costs of $64,105	—	—	—	—	—	—	—	208,417	2,084	7,936,811	—	—	—	7,938,895
Issuance of common stock in exchange for product rights—Chiron Corporation	—	—	—	—	—	—	—	6,487	65	274,935	—	—	—	275,000

RIBOZYME PHARMACEUTICALS, INC.

STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY—(Continued)

	Convertible Exchangeable Preferred Stock			Preferred Stock				Common Stock		Additional Paid-In Capital	Accumulated Deficit	(Loss)/ Gain on Securities	Deferred Compensation	Total
	Shares	Amount	Dividends	Shares	Amount	Amount	Dividends	Shares	Amount
Issuance of common stock under stock option and employee stock purchase plan	—	—	—	—	—	—	—	21,394	214	447,686	—	—	—	447,900
Issuance of common stock under 401(k) plan	—	—	—	—	—	—	—	11,907	119	289,399	—	—	—	289,518
Issuance of warrants in exchange for professional services	—	—	—	—	—	—	—	—	—	197,914	—	—	—	197,914
Compensation for issuance of common stock options	—	—	—	—	—	—	—	—	—	—	—	—	14,476	14,476
Preferred stock dividends accreted	—	—	775,346	—	—	—	—	—	—	(775,346)	—	—	—	(775,346)
Net loss	—	—	—	—	—	—	—	—	—	—	(59,838,161)	—	—	(59,838,161)
Change in unrealized gain on securities	—	—	—	—	—	—	—	—	—	—	—	16,717	—	16,717

Comprehensive loss				—	—	—	—	—	—	—	—	—	—	(59,821,444)

Balance at December 31, 2001	12,015	12,015,000	1,491,802	—	—	—	—	3,335,436	33,354	180,156,427	(159,802,790)	11,293	—	20,398,284
Issuance of common stock under stock option and employee stock purchase plan	—	—	—	—	—	—	—	45,458	455	123,590	—	—	—	124,045
Conversion of convertible debt to preferred stock, Series B—Elan	—	—	—	9,905	99	—	—	—	—	9,905,853	—	—	—	9,905,952
Preferred stock issuable to Elan for financing	—	—	—	—	—	1,126,718	—	—	—	—	—	—	—	1,126,718
Compensation for issuance of stock options	—	—	—	—	—	—	—	—	—	24,835	—	—	—	24,835
Preferred stock dividends accreted	—	—	822,564	—	—	—	747,841	—	—	(1,570,405)	—	—	—	(822,564)
Net loss	—	—	—	—	—	—	—	—	—	—	(34,706,288)	—	—	(34,706,288)
Change in unrealized gain on securities	—	—	—	—	—	—	—	—	—	—	—	(4,131)	—	(4,131)

Comprehensive loss														(34,710,419)

Balance at December 31, 2002	12,015	$12,015,000	$2,314,366	9,905	$99	$1,126,718	$747,841	3,380,894	$33,809	$188,640,300	$(194,509,078)	$7,162	$—	$(3,953,149)

See accompanying notes.

RIBOZYME PHARMACEUTICALS, INC.

STATEMENT OF CASH FLOWS

	Year ended December 31
	2002	2001	2000
Operating activities
Net loss	$(34,706,288)	$(59,838,161)	$(15,881,557)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,696,999	1,756,186	1,626,197
Amortization	276,555	197,869	194,730
Equity in loss of unconsolidated affiliates	5,276,211	8,340,899	9,031,805
Financed third party manufacturing cost	3,573,491	—	—
Write-off of deferred patent costs	684,389	—	—
Compensation related to common stock and options	24,835	303,994	1,975,189
Compensation for forgiveness of notes receivable—related parties	189,000	201,187	136,466
Stock issued in exchange for product rights	—	275,000	—
Expense related to issuance of stock and warrants	—	197,914	—
Revenue recognized for stock received in licensing agreement	—	(205,443)	—
Loss (gain) on disposal of equipment	6,285	(50,950)	—
Accrued interest included in convertible debt—related parties	688,687	819,576	141,864
Recognition of deferred revenue—related parties	(400,010)	(399,996)	(399,995)
Changes in operating assets and liabilities:
Accounts receivable	1,059,552	2,052,686	(1,565,990)
Prepaid expenses and other	(368,286)	2,720	(58,518)
Other assets	1,000	5,345	(79,519)
Accounts payable—trade	(1,157,053)	1,014,947	110,888
Accrued wages and liabilities	(141,604)	597,362	1,234,660
Deferred revenue	893,752	—	—

Net cash used by operating activities	(22,402,485)	(44,728,865)	(3,533,780)
Investing activities
Additions to property, plant, and equipment	(1,638,780)	(2,822,972)	(1,388,657)
Proceeds from the disposition of property, plant and equipment	—	95,788	—
Additions to deferred patent costs	(1,303,063)	(884,445)	(821,461)
Net sales (purchases) of securities available-for-sale	4,736,915	20,823,794	(28,056,928)
Initial investment in unconsolidated affiliate	—	—	(12,015,000)
Additional investment in joint venture	(1,698,871)	(5,544,694)	(3,390,350)
Loan repayments—related parties	220,000	988,148	—
Loan advances—related parties	(450,000)	(1,738,148)	—

Net cash provided (used) by investing activities	(133,799)	10,917,471	(45,672,396)
Financing activities
Net proceeds from issuance of common and preferred stock and exercised warrants	124,045	16,955,191	74,025,976
Payments under loan facilities	(1,898,045)	—	(7,100,455)
Draw down on line of credit with Elan	1,687,325	5,540,537	2,701,351
Borrowings under loan facilities	1,189,913	2,643,134	2,000,000

Net cash provided by financing activities	1,103,238	25,138,862	71,626,872

Net (decrease) increase in cash and cash equivalents	(21,433,046)	(8,672,532)	22,420,696
Cash and cash equivalents at beginning of year	23,497,986	32,170,518	9,749,822

Cash and cash equivalents at end of year	$2,064,940	$23,497,986	$32,170,518

Non-cash activity
Preferred stock dividends accreted	1,570,407	775,346	716,456
Note payable converted into Series B Preferred Stock	9,905,952	—	—

See accompanying notes.

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1.    Summary of Significant Accounting Policies

Description of Business

Ribozyme Pharmaceuticals, Inc. (RPI or the Company) was founded in 1992 to capitalize on the broad potential of ribozymes for use in the development of human therapeutics and therapeutic target validation services. To date, the Company has engaged in the research and development of its ribozyme technology and has experienced significant operating losses in each fiscal year since inception. The Company has not generated any revenue from the commercialization of its ribozyme technology and it expects to continue to incur significant operating losses over at least the next several years.

Capital Requirements, Management’s Plans and Basis of Presentation

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company incurred a net loss of $34,706,288 for the year ended December 31, 2002 and has an accumulated deficit of $194,509,078 at December 31, 2002. The Company incurred significant costs during 2001 due to the scale up of clinical trials and the cost of manufacturing drugs. Development of the Company’s products will require a commitment of substantial additional funds to conduct the costly and time-consuming research, preclinical and clinical testing necessary to bring its proposed products to market and to establish manufacturing and marketing capabilities. The Company’s future capital requirements will depend on many factors, including, among others, the progress of the Company’s research, development and drug discovery efforts, the ability of the Company to establish collaborative arrangements for clinical testing, progress with preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, competing technological and market developments, changes in the Company’s existing research relationships, determination as to the commercial potential of the Company’s potential products, effective commercialization activities and arrangements, and the cost and availability of third-party financing for capital expenditures.

On February 11, 2003, the Company entered into a definitive common stock and warrant purchase agreement (SPA) with certain investors pursuant to which the Company has agreed to issue and sell to the investors the Company’s common stock and five-year warrants to purchase common stock for aggregate consideration of $48 million. Consummation of the transaction is subject to a number of conditions, including, but not limited to, the approval of the Company’s stockholders; appointment to the Board of the four investor designees; adoption of an amended and restated certificate of incorporation in order to effect a reverse stock split, change the Company’s name, increase the number of authorized shares and adopt a provision permitting shareholder action to be taken by “written consent in lieu of a meeting; there not having occurred any material adverse change prior to closing; and amendment of the Company’s bylaws, see Note 13.

Management intends to address the future requirements of the Company through corporate partnerships, potential equity and debt financing and management of resources as required. If the SPA is not approved by stockholders, or is not executed for any other reason, the Company would likely be forced to cease operations. Management believes that subject to the execution of the SPA, its financial resources will be sufficient to allow the Company to sustain its operations into 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, Accounting and Disclosure of Stock Based Compensation (“SFAS No. 123”).

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

	2002	2001	2000
Net loss as reported	$(34,706,288)	$(59,838,161)	$(15,881,557)
Add: Stock-based employee compensation expense included in reported income	—	14,476	1,755,591
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(2,908,094)	(4,286,507)	(3,573,469)

Pro forma net loss	$(37,614,382)	$(64,110,192)	$(17,699,435)

Pro forma net loss applicable to common stock	$(39,184,789)	$(64,885,538)	$(18,415,891)
Pro forma loss per share (basic and diluted)	$(11.68)	$(23.06)	$(7.68)

Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and short-term investments. The Company places its cash equivalents and short-term investments with high credit-quality financial institutions. The Company invests its excess cash primarily in money market instruments, and municipal and floating rate bonds. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. To date, the Company has not experienced significant losses on any of these investments.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company’s cash equivalents are comprised of certificates of deposit, money market funds, and investment securities.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Useful lives of laboratory equipment and furniture are estimated at five years and all computer equipment is estimated at three years. Leasehold improvements and equipment subject to financing obligations are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the lease.

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Deferred Patent Costs

The Company capitalizes legal costs directly incurred in pursuing patent applications as deferred patent costs. When such applications result in an issued patent, the related costs are amortized over the remaining legal life of the patents, using the straight-line method. On a quarterly basis, the Company reviews its issued patents and pending patent applications, and if it determines to abandon a patent application or that an issued patent no longer has economic value, the unamortized balance in deferred patent costs relating to that patent is immediately expensed. During 2002 the Company expensed $684,389 related to abandoned patents which is included in Research and Development expense.

Below is an estimate of patent amortization expense for the next five years:

	2003	2004	2005	2006	2007
Estimated amortization expense	$200,000	$247,059	$294,118	$341,176	$388,235

It is possible the above estimates of future economic life of the Company’s commercialization revenues, the amount of anticipated future commercialization revenues, or both, will be reduced significantly in the near term due to alternative technologies developed by other biotechnology or pharmaceutical companies. As a result, the carrying amount of deferred patent costs may be reduced in the future.

Revenue Recognition and Accounts Receivable

Revenue from collaborative agreements typically consists of nonrefundable up-front fees, ongoing research and development funding, milestones, license fees and other payments. Revenue from nonrefundable up-front fees is recognized upon signing of the agreement when it represents a culmination of a separate earnings process. All other up-front fees are deferred and recognized systematically over the period the fees are earned. Revenue from ongoing research and development funding is recorded as the expenses are incurred and is typically based on the fully burdened cost of a researcher working on a collaboration. Revenue is recognized ratably over the period as services are performed, with the balance reflected as deferred revenue until earned. Revenue from milestones, license fees and other payments are recognized when earned. License revenue is recognized ratably over the term of the license and milestone revenue is recognized in full when the related milestone performance goal is achieved. Payments received in advance under these agreements are recorded as deferred revenue until earned. The Company has no further research commitments from its collaborators for any revenue recognized. The Company’s accounts receivable are predominately collaborative agreement receivables, and to date, the Company has not experienced any losses with respect to the collection of its accounts receivables.

In 2002, 2001 and 2000, Chiron accounted for approximately 42%, 37% and 29% of collaborative revenues, respectively. In 2002, 2001 and 2000 Medizyme accounted for approximately 21%, 48% and 39% of collaborative revenues, respectively. Revenues from Chiron and Medizyme were for nonrefundable, ongoing research and development fees.

Research and Development Expenses

Research and development costs are expensed as incurred.

Segment Information

Statement of Financial Accounting Standards No. 131, Disclosure About Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. The Company’s operations are one operating segment.

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Accounting for Investments in Unconsolidated Affiliates

The Company accounts for its investments in Medizyme Pharmaceuticals, Ltd. (Medizyme) and atugen under the equity method. The Company has recorded its share of Medizyme’s net losses against its cost basis. At December 31, 2002 the Company had absorbed its entire cost basis in its investment in Medizyme; however, the Company is committed to fund future losses incurred by Medizyme and therefore may continue to invest in Medizyme and subsequently recognize its portion of ongoing losses. In 1999, the Company had absorbed its entire cost basis in atugen through its share of atugen’s net losses and since the Company has no other funding commitments to atugen the Company has ceased recording it share of atugen’s net losses. The Company’s investment in Archemix is accounted for under the cost method.

Impact of Recently issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company adopted SFAS No. 142 beginning January 1, 2002. The Company has not undergone any business combinations and therefore SFAS No. 141 and SFAS No. 142 has had no effect on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of, and portions of Accounting Principles Bulletin Opinion 30, Reporting the Results of Operations. This standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Assets held-for-sale are not depreciated and are stated at the lower of fair value or carrying amount. This standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The Company adopted SFAS No. 144 beginning January 1, 2002. The Company periodically reviews the carrying amounts of its long-lived assets to determine whether events or circumstances require adjustments to the carrying amounts. In such reviews, estimated undiscounted future cash flows associated with long-lived assets or operations are compared with their carrying value to determine if a write-down is required.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Under EITF 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. Under SFAS 146, an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not adopted the provisions of SFAS 146 in the December 31, 2002 financial statements, or for any prior periods.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure. SFAS 148 provides two additional transition methods for entities that adopt the preferable

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NOTES TO FINANCIAL STATEMENTS—(Continued)

method of accounting for stock based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. SFAS is effective for fiscal periods ending after December 15, 2002. The disclosure requirements have been met.

2.    Securities Available-for-Sale

At December 31, 2002 and 2001 management determined that certain marketable securities held by the Company were available-for-sale. Securities available-for-sale are carried at fair value, with unrealized gains and losses reported as a component of stockholders’ equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income or expense, as appropriate. Realized gains and losses and declines in value judged to be other-than-temporary on securities available-for-sale are included in investment income. Interest and dividends on securities available-for-sale are included in investment income. The cost of securities sold is based on the specific identification method. The following is a summary of securities available-for-sale:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2001:
U.S. Corporate Debt Securities (maturing in 2002)	$11,485,791	$11,293	$—	$11,497,084

At December 31, 2002:
U.S. Corporate Debt Securities (maturing in 2003)	$6,748,876	$7,162	$—	$6,756,038

3.    Long-Term Debt

Long-term debt as of December 31, 2002 and 2001, consists of the following:

	2002	2001
Equipment loan (I)	$1,535,003	$643,135
Convertible debt—related parties (II)	3,460,000	3,220,000
Convertible debt—joint venture (III)	—	8,896,658
Note payable (IV)	1,973,491	—

	6,968,494	12,759,793
Current portion	(479,782)	(169,117)

Long-term debt	$6,488,712	$12,590,676

I.	In December 2001, the Company negotiated an equipment credit facility of $4,000,000 with a financing company. The agreement requires monthly principal and interest payments for 36 or 48 months, depending on the type of equipment financed. The interest rate fixed to each draw down is 5.61% and 5.42% over the rates of 36 or 48-month treasury bills, respectively, at the time of the draw down. The facility expired in November 2002 and therefore no additional amounts can be borrowed. The interest rate on these borrowings averaged 9.5% at December 31, 2002.

II.

In April 1997, the Company entered into a collaboration agreement with a corporate partner whereby, among other items, the Company borrowed from the corporate partner up to $2.0 million annually through 2001. The loans are collateralized 50% by equipment purchases. The loans carry an interest rate of 8% per

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NOTES TO FINANCIAL STATEMENTS—(Continued)

annum and under certain circumstances are convertible into equity, at the then current market price, at the option of the corporate partner. Principal and interest payments on the loans are deferred until their maturity which is in April 2004. In April 2000, the Company paid down $6.9 million of the outstanding debt with proceeds from a public offering. In June 2000, the corporate partner elected to convert the remaining balance of approximately $997,205 into 42,435 shares of the Company’s common stock. Since the June 2000 conversion of the balance, the Company has drawn down the final $3.0 million on the debt facility, which as of December 31, 2002 remains outstanding. See Note 7 on Schering AG.

III.	In January 2000, the Company entered into a joint venture agreement with a corporate partner for the development and commercialization of a potential product to treat breast and other cancers. The development of the drug required funds of up to $15 million and therefore the corporate partner made available to the Company a convertible promissory note to fund up to $12,015,000 of development expenses through January 2006. The note carried an interest rate of 12% compounded on a semi-annual basis. Pursuant to the joint venture agreement, in June 2002 the note was converted into the Company’s Series B Preferred Convertible Stock. See Note 7 on Elan Corporation.

IV.	In the fourth quarter of 2002 the Company purchased on credit $3.6 million of drug from a contract manufacturer. The terms of payment for the purchase were $1.6 million due paid October 30, 2002; $1.1 million to be paid on or before October 30, 2004; and $873,491 to be paid on or before June 30, 2005. The future payments will accrue interest at the rate of 6% compounded annually, calculated from January 1, 2003 until payment.

The Company did not pay cash but accrued interest for the year ended December 31, 2001. Cash paid for interest for the years ended December 31, 2002, 2001 and 2000 was $110,890, $0 and $892,199, respectively. At December 31, 2002 the carrying amounts of the Company’s long-term debt approximates the fair value as all borrowings bear interest rates which are comparable to the current market rate for such borrowings.

As of December 31, 2002, maturities of long-term debt are as follows:

Amount
2003	$479,782
2004	5,077,813
2005	1,279,089
2006	131,810

$6,968,494

4.    Leases

The Company leases office space in two buildings under noncancellable operating leases that expire in October 2007 and June 2007. According to the terms of the leases, rent for the buildings will increase each year based on Consumer Price Index increases, with a minimum of 3.5% and a maximum of 6.0%. Total rent expense, including miscellaneous laboratory equipment rentals, was $853,108, $782,819 and $453,686 in 2002, 2001 and 2000, respectively.

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NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company’s minimum operating lease commitments at December 31, 2002 are as follows:

2003	$1,065,844
2004	1,080,621
2005	1,100,179
2006	1,120,421
2007	777,204
2008 and thereafter	—

$5,144,269

Under a separate agreement, the Company sublet a portion of their building to atugen USA, an unconsolidated affiliate. Rental income from atugen USA for 2002, 2001 and 2000 was $105,062, $188,814 and $102,577, respectively. The sublease expired in October 2002 and atugen USA has ceased operations.

5.    Redeemable Preferred Stock and Stockholders’ Equity

Series A Preferred Stock.    In January 2000, the Company issued 12,015 shares of Series A Preferred Stock to Elan Corporation (Elan) to fund its 80.1% share of the initial capitalization of Medizyme (see Note 7). At Elan’s option, the Series A Preferred Stock is convertible into the Company’s common stock or may be exchanged for a 30.1% interest in Medizyme. Because of this exchange feature, the Company has classified for the periods presented $12,015,000 of its Series A Preferred Stock and related preferred stock dividends of $2,314,366, $1,491,802 and $716,456 at December 31, 2002, 2001 and 2000, respectively, outside of permanent equity in accordance with EITF Topic No. D-98, Classification of and Measurement of Redeemable Securities. The right of Elan to exchange the Series A Preferred Stock is applicable for the period October 2002 through May 2003. Subsequent to May 2003 and if the exchange right expires unexercised, the Series A Preferred Stock will be reclassified to permanent equity.

Employee Stock Purchase Plan.    The Company adopted an Employee Stock Purchase Plan (the Purchase Plan), authorizing the issuance of 100,000 shares pursuant to purchase rights granted to employees of the Company. The Purchase Plan provides a means by which employees purchase common stock of the Company through payroll deductions. The Purchase Plan is implemented by offerings of rights to eligible employees. Generally, each offering is twenty-four months’ duration with purchases occurring on each October 31 and April 30 during each offering. Common stock is purchased for accounts of employees participating in the Purchase Plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of common stock on the date of commencement of participation in the offering or (ii) 85% of the fair market value of a share of common stock on the date of purchase. Generally all regular employees, including executive officers, may participate in the Purchase Plan and may authorize payroll deduction of up to 15% of their base compensation for the purchase of stock under the Purchase Plan. The Company’s Board of Directors has the authority to terminate the Purchase Plan at its discretion. Shares are deemed issued for accounting purposes in the year the shares are purchased. As of December 31, 2002, 95,426 shares have been issued under the Purchase Plan. The Company will require stockholders to approve additional shares for issuance under the Purchase Plan for the offering period commencing November 1, 2002. Shares approved subsequent to the beginning of an offering may require the Company to recognize a compensation expense for the period in which the shares are approved. The compensation expense will likely be incurred during the second quarter of 2003.

Stock Option Plans.    The Company has established a Non-Qualified Stock Option Plan and an Incentive Stock Option Plan (collectively, the Plans, as amended), under which it authorized stock option grants to purchase up to 961,192 shares of the Company’s common stock to eligible employees, consultants, and other

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NOTES TO FINANCIAL STATEMENTS—(Continued)

individuals, as defined in the Plans. Options to purchase the Company’s common stock are exercisable at a price as determined by the Board of Directors at the time the option is granted, which shall not be less than 100% of the fair market value (110% in the case of 10 percent shareholders) at the date of grant. Vesting rights are determined by the Board of Directors at the time the option is granted and generally past options became exercisable at twenty percent at the end of each of years one through five. However, in December 2000 the Board of Directors approved future vesting of grants at twenty-five percent at the end of each of years one through four. If not exercised, the options expire after ten years. The Board of Directors has also granted certain employees options that accelerate vesting upon achievement of certain contingent milestone events.

Changes in stock options for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Options	Exercise Price
Outstanding at December 31, 1999	288,740	$ 2.70–$ 76.68
Options granted	103,252	$54.78–$352.50
Options exercised/cancelled	(46,006)	$ 2.70–$352.50

Outstanding at December 31, 2000	345,986	$ 2.70–$187.50
Options granted	172,467	$24.00–$ 63.00
Options exercised/cancelled	(41,160)	$ 2.70–$173.28

Outstanding at December 31, 2001	477,293	$ 2.70–$187.50
Options granted	318,168	$ 1.62–$ 29.82
Options exercised/cancelled	(167,602)	$ 2.70–$186.00

Outstanding at December 31, 2002	627,859	$ 1.62–$187.50

The weighted average exercise price of options outstanding at December 31, 2002, 2001 and 2000 was $27.28, $50.64 and $52.98, respectively.

Stock options vest as follows:

Options
Currently exercisable	198,176
2003	155,162
2004	137,814
2005	85,095
2006	51,612
2007 and thereafter	—

Total	627,859

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NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.62–$ 4.62	140,008	9.72	$ 3.45	24	$ 2.07
$ 4.68–$ 6.72	131,854	9.37	$ 5.11	2,218	$ 6.27
$ 7.02–$ 18.00	90,649	6.20	$ 15.87	65,954	$ 17.69
$ 18.06–$ 33.78	94,121	7.60	$ 28.04	46,766	$ 30.38
$ 34.50–$ 63.00	121,023	7.88	$ 53.54	53,454	$ 52.58
$ 65.28–$120.12	33,120	7.62	$ 83.85	20,491	$ 83.46
$148.14–$187.50	17,084	7.63	$154.45	9,269	$154.81

$ 1.62–$187.50	627,859	8.30	$ 27.28	198,176	$ 43.18

Stock Based Compensation.    The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations in accounting for its employee stock. Under APB 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. During 2002, 2001, and 2000, the Company recorded $24,835, $14,476, and $23,393, respectively, of compensation relating to the grant of stock options and an anti-dilution agreement. The expense recorded in 2001 and 2000 relate to pre-IPO issuances that were deferred until vesting was completed. In addition, the Company recorded expense of $1.7 million during 2000 related to performance stock options that vested due to achievement of specific performance criteria during the year. The expense recorded in 2002 relates to options issued to consultants, which was accounted for under the requirements of SFAS 123.

Pro forma information regarding net loss and loss per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.75%, 4.3% and 5.6%; a dividend yield of 0%; volatility factors of the expected market price of the Company’s common stock of 1.09, 1.04 and 1.08; and a weighted-average expected life of the option of 6 years. The weighted average fair value of stock options granted during 2002, 2001 and 2000 was $5.04, $42.18 and $111.18, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Shareholder Rights Plan.    In November 2000, the Company adopted a Shareholder Rights Plan (the Rights Plan) designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company. The Rights

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NOTES TO FINANCIAL STATEMENTS—(Continued)

Plan imposes a significant penalty upon any person or group that acquires 15 percent or more of the Company’s outstanding common stock without the approval of the RPI Board. Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on December 8, 2000. The rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15 percent or more of the Company’s common stock. In that event, each right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company’s common stock or shares in an acquiring entity at one-half of market value. The rights expire on December 8, 2010.

Common Stock Reserved. Below is a summary of common stock reserved by the Company at December 31, 2002 for issuance upon the exercise of the various options, warrants, the 401(k) plan and Purchase Plan.

Shares
Stock option plans	884,871
Employee stock purchase plan	4,575
Employee 401(k) stock match	23,359
Warrants at $30.00 per share (expires in 2006)	90,357
Warrants at $32.82 per share (expires in 2004)	1,500
Warrants at $59.64 per share (expires in 2004)	4,167
Warrants at $72.00 per share (expires in 2006)	58,333
Warrants at $94.50 per share (no expiration)	212
Warrants at $120.00 per share (expires in 2007)	50,000
Warrants at $135.00 per share (370 warrants expire in 2005, remainder in 2006)	74,815

1,192,189

The Company’s ability to pay dividends is restricted by the terms of its collaborative, convertible debt and equipment loan facility agreements.

6.    Unconsolidated German Affiliate—atugen

In 1998, the Company transferred its gene function and target validation business and technology to atugen, a separately funded German affiliate. Financing for atugen was accomplished through an equity investment of $2.0 million in cash from the Company in 1998, a venture capital investment of $7.0 million and a commitment by the German government to provide grants and loans of up to $10.0 million. As a result, at December 31, 1998, the Company retained a 49.5% ownership in atugen. However, since formation, atugen has had additional rounds of financing and as a result, the Company retained approximately 31% ownership in atugen at the end of 2002. The Company accounts for its investment in atugen under the equity method of accounting. In connection with its formation, atugen received exclusive royalty-free licenses to the Company’s patents and technologies for target validation and discovery in exchange for a one-time $2.0 million payment which was received by the Company in January 1999. The entire amount of this one-time payment was deferred at December 31, 1998 and is being amortized over the five-year term of the license agreement and is reflected in the Company’s equity in earnings. As of December 31, 1999 the Company had absorbed its entire cost basis in this equity investment through its share of atugen’s net losses. The Company will retain rights to develop ribozyme therapeutic agents against targets validated by atugen.

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NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Collaborative Agreements

Chiron

In July 1994, the Company entered into a research and development collaboration agreement with Chiron to research, develop and market products directed towards five genetic targets, and all human clinical indications associated with those targets. The Company and Chiron will share equally in the costs and profits of any jointly developed products. In addition, Chiron may, at its option, finance the Company’s portion of its Phase II and Phase III drug development costs for mutually approved programs. The Company retains the option to reacquire its rights by reimbursing Chiron for such development costs plus a predetermined risk premium. As part of this agreement, Chiron made a $10,000,000 equity investment in the Company.

Chiron and the Company are jointly collaborating in the development of ANGIOZYME, the Company’s lead product candidate for the treatment of solid tumor cancers. The Company recorded revenues and credit to expenses from Chiron of $2,582,260, $11,935,567 and $4,529,795, in 2002, 2001 and 2000, respectively, for 50% of ANGIOZYME clinical development and manufacturing expenses incurred by the Company. There are no future obligations between the Company and Chiron related to revenues that were recognized in 2002, 2001 and 2000.

In March 2001, the Company issued 6,487 shares of the Company’s common stock to Chiron in exchange to reacquire all rights to develop any ribozyme product containing or utilizing an HIV target. An expense of $275,000 was recorded in 2001 in connection with the issuance of the stock.

Schering AG, Berlin

On April 9, 1997, the Company entered into a research collaboration with Schering AG, Berlin, (Schering AG) focusing on the use of ribozymes for therapeutic target validation, as well as the development of ribozymes as therapeutic agents. The collaboration utilized the special selectivity of ribozymes to validate new molecular therapeutic targets and to discover new therapeutic agents based on those targets. The Company provided its expertise in ribozyme design, synthesis and delivery, and Berlex Laboratories, Inc., a U.S. subsidiary of Schering AG (Berlex) provided candidate targets, cell culture screens, animal models and development and commercialization expertise to the collaboration. Since the formation of atugen in 1998, the Company subcontracted the work related to the collaboration to atugen. Subsequently, all revenues related to the collaboration with Berlex have been transferred to atugen as well.

Schering AG made an equity investment in the Company in May 1997 of $2.5 million in exchange for 35,461 shares of common stock, and made an additional equity investment of $2.5 million for 77,520 shares in April 1998. Separately, Schering AG provided loans of $2.0 million in each of years 1997, 1998, 1999, 2000 and 2001. According to the terms of the Company’s agreement with Schering AG, 50% of borrowings on the line of credit were collateralized by equipment purchases. The loans, which carry an interest rate of 8% per annum, are convertible into equity at the option of Schering AG under certain circumstances. In April 2000, after the completion of a public offering, the Company paid down $6.9 million of the outstanding borrowings from Schering AG. In June 2000, Schering AG converted the remaining balance of $997,205 into 7,073 shares of the Company’s common stock at the market closing price on June 19, 2000 of $141.00. At December 31, 2002, the outstanding borrowings and accrued interest of $3.5 million were convertible into approximately 2.4 million shares of the Company’s common stock. Principal and interest payments are deferred until maturity of the loans which is in April 2004. The Company may earn success fees upon product development milestones and will manufacture synthetic ribozyme products and receive royalties on sales of both ribozyme and non-ribozyme products resulting from the collaboration. All such payments are subject to some restrictions, including receipt of certain third party consents. The agreement expired in April 2002.

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NOTES TO FINANCIAL STATEMENTS—(Continued)

Eli Lilly and Company

In March 1999, the Company entered into a collaboration with Eli Lilly and Company (Eli Lilly) to conduct research, development and commercialization of the Company’s ribozyme for the treatment of Hepatitis C virus infection, HEPTAZYME. Under the terms of the agreement, the Company received approximately $9.2 million in 1999, which included $1.7 million of funding for research and clinical trial expenses and a $7.5 million equity investment purchasing five shares of the Company’s non-voting convertible Series L preferred stock which was completed in April 1999. Each share of Series L Convertible Preferred Stock was convertible into shares of the Company’s common stock based upon milestones related to the development and commercialization of HEPTAZYME.

In September 2000, the Company entered into an agreement with Eli Lilly to repurchase all rights to HEPTAZYME. Eli Lilly had directed the clinical trials for HEPTAZYME to date under the licensing agreement. According to the repurchase agreement, the Company reacquired the global rights to HEPTAZYME and will direct all subsequent clinical trials. In addition, the Company agreed to pay royalties to Eli Lilly on future net sales of HEPTAZYME, as well as milestone payments if the Company completes an agreement for the development or marketing rights to HEPTAZYME with a third party or if the Company files a New Drug Application for HEPTAZYME, whichever comes first. Pursuant to the repurchase agreement, Eli Lilly converted the outstanding five shares of the Company’s Series L Convertible Preferred Stock into 106,107 shares of common stock on December 28, 2000 (the Termination Date). The conversion price was based on a preferred share value of $1.5 million for each of the five shares outstanding. The price per share of the common stock was based on the average closing price of the Company’s common stock for the 30 days prior to the Termination Date. In addition, the Company issued to Eli Lilly $3,000,000 of its common stock, which resulted in 42,105 shares, as payment for Eli Lilly’s efforts in generating and providing data. The price per share was based on the closing market price of the Company’s common stock on the Termination Date. In return, Eli Lilly paid the Company a termination fee of approximately $2.8 million. The Company recorded the $225,891 difference between the value of the stock issued and the termination fee as a collaboration expense in December 2000.

Elan Corporation

In January 2000, the Company formed a joint venture with Elan Corporation (Elan) for the development and commercialization of HERZYME, the Company’s product to treat breast and other cancers. As part of this arrangement, the Company licensed HERZYME and Elan licensed its MEDIPAD® drug delivery technology to the joint venture, Medizyme Pharmaceuticals, Ltd. (Medizyme). The MEDIPAD® system is a disposable continuous subcutaneous drug delivery system that allows a patient to administer the drug at home.

Initial funding of Medizyme included $12.0 million from the Company and $3.0 million from Elan. The Company’s $12.0 million capital contribution was funded by the sale to Elan of (i) 12,015 shares of the Company’s Series A Convertible Exchangeable Preferred Stock (the Series A Preferred Stock), (ii) a warrant to purchase up to 33,333 shares of the Company’s common stock at an exercise price of $90.00 per share, which expired unexercised in January 2002, and (iii) a warrant to purchase up to 50,000 shares of the Company’s common stock at an exercise price of $120.00 per share with a term of seven years. The Series A Preferred Stock has a stated dividend rate of 6.0% which is payable semi-annually through the issuance of additional shares of Series A Preferred Stock at a nominal value of $1,000 per share. The Series A Preferred Stock has a liquidation preference of $12,015,000 plus accrued and unpaid dividends. At December 31, 2002, the Company has recorded $2,314,366 as an accreted dividend related to this preferred stock arrangement.

As a result of Medizyme’s initial capitalization, the Company owns 80.1% of the outstanding capital stock of Medizyme and Elan owns 19.9%. However, Elan can exchange, at its option, all of its shares of the

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NOTES TO FINANCIAL STATEMENTS—(Continued)

Company’s Series A Preferred Stock for 30.1% of RPI’s interest in Medizyme. After such redemption, Elan would own 50% of the then outstanding capital stock of Medizyme. Elan also has the option of converting its shares of the Company’s Series A Preferred Stock and any related accreted preferred stock dividends into shares of RPI’s common stock at a fixed price. As of December 31, 2002, the Series A Preferred Stock and accreted dividends were convertible into 199,019 shares of the Company’s common stock.

Medizyme paid Elan in cash a $15.0 million non-refundable license fee for the MEDIPAD® drug delivery technology. As a result of this licensing transaction, Medizyme capitalized the entire license fee and is amortizing the balance over the three-year term of the agreement since Medizyme’s license of the MEDIPAD® device was intended for use with any ribozyme drug developed by Medizyme targeting a gene believed responsible for certain breast cancers. The Company estimated that funding for Medizyme would require approximately $15.0 million in additional operating and development costs. In connection with expected funding requirements, Elan agreed to provide the Company with a $12.0 million credit facility to fund the Company’s pro rata portion of Medizyme’s operating costs over the development period, which was 42 months. At the end of December 2002, the Company had utilized the credit facility and had borrowed $9.9 million. The note carried an interest rate of 12% compounded on a semi-annual basis. In June 2002, Elan converted this debt and accrued interest into 9,905 shares of the Company’s Series B Convertible Preferred Stock (the Series B Preferred Stock). The Series B Preferred Stock (the Series B Preferred Stock), ultimately is convertible into shares of the Company’s common stock at a 50% premium to the average price of its common stock for the 60 days prior to the time of the applicable draw down on the credit facility. The Series B Preferred Stock has a stated dividend rate of 12%, which is payable semi-annually through the issuance of additional shares of Series B Preferred Stock at a nominal value of $1,000 per share. If converted at December 31, 2002, the Series B Preferred Stock, preferred stock issuable and the Series B accreted dividends would be convertible into 248,018 shares of the Company’s common stock. For the year ended December 31, 2002, the Company recorded $1.4 million in revenues and reimbursements from Medizyme, of the total $6.7 million in research and development expenses recorded by Medizyme. The Company recorded $5.3 million as equity in the net loss of Medizyme.

Also in connection with the Medizyme joint venture, Elan purchased 106,838 shares of the Company’s common stock for a purchase price of $5.0 million in 2000. In addition, Elan purchased 83,417 shares of the Company’s common stock for $5.0 million in May 2001 at a premium to the average closing price for the 45 trading days preceding the purchase. Elan also purchased 125,000 shares of the Company’s common stock and a warrant to purchase 12,500 shares of common stock in December 2001 for $3.0 million.

In January 2002, the Company expanded its collaboration with Elan. Under the terms of the amended agreement, for no cost Medizyme will license Elan’s liposome technology for the development of HERZYME. The purpose of the amendment is to assess tumor localization and pharmacokinetics with several liposome formulations in conjunction with HERZYME.

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The joint venture agreement provides for equal representation by the Company and Elan in the operating and management decisions of Medizyme. Due to the significant minority investor rights retained by Elan Corporation, and its subsidiaries, the Company accounts for its investment in Medizyme under the equity method of accounting. Separate financial statements for Medizyme are included in this Form 10-K. The following table presents unaudited summary financial information for Medizyme as of December 31, 2002.

Balance Sheet:
Assets
Cash and cash equivalents	$828

Total Assets	$828

Liabilities and Stockholders’ (Deficit) Equity
Accounts payable and accrued liabilities to joint venture owners	$159,808

Total current liabilities	159,808

Convertible preferred stock, $1.00 par value; 6,000 shares authorized, 6,000 shares issued and outstanding at December 31, 2002	6,000
Common stock, $1.00 par value; 6,000 shares authorized, 6,000 shares issued and outstanding at December 31, 2002	6,000
Contributed surplus	28,263,800
Deficit accumulated during the development stage	(28,434,780)

Total liabilities and stockholders’ (deficit) equity	$828

Results of Operations:
License fee amortization	$5,000,000
Research and development	1,729,069
General and administrative	16,035

Total operating expenses	6,745,104

Net loss	$(6,745,104)

Archemix Corporation

In May 2001, the Company announced the formation of a strategic alliance with Archemix Corporation, a Massachusetts privately held biotechnology company, that will allow both companies to capitalize on reciprocal intellectual property in the field of proteomics and molecular diagnostics. Under the terms of the agreement, Archemix received exclusive licenses and sublicenses to the Company’s intellectual property covering the allosteric ribozyme technology for use in detecting proteins in connection with drug development and in a wide range of molecular detection applications. In exchange for the licenses, the Company received an equity position in Archemix, a seat on Archemix’s Board of Directors and a seat on the Scientific Advisory Board. The Company accounts for its investment under the cost method. In addition, the Company received a license to Archemix’s intellectual property covering allosteric ribozymes for use in molecular diagnostic applications. As of December 31, 2002, the Company no longer holds a seat on either Archemix’s Board of Directors or Scientific Advisory Board.

Geron Corporation

In December 2001, the Company announced a collaboration with Geron Corporation, a biopharmaceutical company focused on developing and commercializing therapeutic and diagnostic products for applications in

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

oncology and regenerative medicine and research tools for drug discovery. Initially, Geron paid the Company for consultation in nucleic acid technology to improve process development, scale-up and the manufacturing process for GRN163. In July 2002, the Company announced an agreement whereby the Company will manufacture GRN163 for use in Geron’s preclinical studies. Under the terms of the agreement, Geron will pay the Company approximately $2.2 million in non-refundable fees related to the process development and manufacture of GRN163. As of December 31, 2002, the Company had recognized $718,000 in revenues related to the agreement.

Fujirebio

In March 2002, the Company announced an agreement with Fujirebio to develop and commercialize ribozyme-based clinical diagnostic products. Under the terms of the agreement, Fujirebio will receive exclusive commercialization rights for East Asia, including Japan, for any resulting products from the collaboration. During 2002, the Company received $556,000 from Fujirebio related to the collaboration. If the programs are successful, the Company will receive licensing fees, research funding, milestone payments, and royalties as well as retain certain manufacturing rights. Recently the Company completed the first phase of its program with Fujirebio and are in the process of analyzing the results. It is uncertain at the present time if Fujirebio will continue with the collaboration.

8.    Commitments and Contingencies

At the core of the Company’s technology are inventions and patents of the University of Colorado (CU) which were developed by Dr. Thomas R. Cech and various associates of Dr. Cech. Pursuant to the policies of CU, these inventions and the patents issued thereon, (the Cech Technology) became the property of CU. The Cech Technology was assigned to CU’s affiliate, University Research Corporation (URC), which in turn assigned the rights to license certain of the Cech Technology to Competitive Technologies, Inc. (CTI), formerly known as University Patents, Inc. United States Biochemical Corporation (USB) licensed the Cech Technology pursuant to two sublicenses. One of these sublicenses was for the Cech Technology held by CTI. In November 1996, USB assigned to the Company its rights under the sublicense from CTI and the Company entered into an amended and restated license with CTI. The Company also has obtained a license from URC and a sublicense from USB for other Cech Technology held by URC. The CTI license, URC license and USB sublicense together grant the Company the exclusive (except for non-commercial academic research) worldwide right, among other things, to make, use and sell RNA enzymes covered by licensed patents and products incorporating them. The URC license and USB sublicense are fully paid. The CTI license provides for the payment of a royalty on sales of products incorporating RNA enzymes, covered by licensed patents, and for certain minimum annual royalties. The Company may grant sublicenses to the licensed technology subject to the payment to CTI of a share of royalty income from such sublicenses or a royalty on sales from sublicensed products, methods or services, depending on the particular licensed patents involved. In addition, the Company must pay CTI a share of any option fee, license fee, prepaid royalty or other front-end fee other than research and development funding paid in connection with such sublicense. At the Company’s discretion, the payment may be in either cash or equity.

The Company, along with one or more of its officers or directors, are defendants in several class action lawsuits brought on behalf of purchasers of the Company’s common stock on November 16 and 17, 1999. The lawsuits, which are substantially identical, allege that that the Company violated certain federal securities laws based upon the Company having made an allegedly misleading announcement on November 15, 1999. On November 7, 2002, the Company announced that an agreement was reached with the plaintiffs to settle the shareholder class action lawsuit. At a hearing on March 27, 2003, the court approved the settlement as proposed and will issue an order confirming the approval shortly. The Company’s liability insurance policy has agreed to cover the full amount of the settlement.

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

9.    Related Party Transactions

At December 31, 2002, 2001 and 2000, the Company had a total of $906,000, $865,000 and $316,187, respectively, of non-interest bearing loans due from executive officers. The balances may be forgiven by the Company under certain employment agreement provisions. The loan balances are forgivable or payable to the Company under various terms not to exceed 5 years. The Company forgave $189,000, $201,187 and $136,466, of these loans during each of the years ending December 31, 2002, 2001 and 2000, respectively.

In 1998, the Company gave to its officers and certain other employees stock in the newly formed atugen at no personal cost to the individuals, but which was expensed by the Company. As of December 31, 2002, these officers and other employees still retain an equity interest in atugen. In addition, and related to the Archemix licensing agreement, an executive served on the Archemix Board of Directors during 2002, and accordingly, received compensation in cash and stock options. As of December 31, 2002, the executive no longer serves on the Archemix Board of Directors.

In August 2002, the Company reached an agreement with Jeremy Curnock Cook, the Company’s Chairman of the Board, whereby the Company utilized his consulting firm, Bioscience Management, plc, for strategic planning. During 2002, the Company paid $85,000 and $39,884 to Bioscience Management and Mr. Cook, respectively, in fees for consulting services provided.

10.    Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes (SFAS 109). Under the provisions of SFAS 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences that will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

At December 31, 2002, the Company has the following net operating loss and tax credit carryforwards for income tax purposes:

Expiration Date	Net Operating Losses	Research and Development Credits	State Investment Credits
2001	$—	$—	$—
2007	3,506,000	101,000	—
2008	7,363,000	185,000	—
2009	9,239,000	316,000	—
2010	11,953,000	139,000	—
2011	15,125,000	181,000	—
2012	15,291,000	296,000	—
2018	10,109,000	475,000	—
2019	8,215,000	405,000	—
2020	7,456,000	710,000	—
2021	52,169,000	646,000	—
2022	28,750,000	1,095,000	—

Total	$169,176,000	$4,549,000	$—

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a change of ownership as described in Section 382 of the Internal Revenue Code. Such a change of ownership may limit the Company’s utilization of its net operating loss and tax credit carryforwards, and could have been triggered by the Company’s initial public offering or by subsequent sales of securities by the Company or its shareholders. See Note 13 regarding potential change in ownership.

The components of the Company’s deferred tax assets and liabilities, net of taxes, as of December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:
Net operating loss carryforwards	$63,054,000	$52,403,000
Research and development and state investment credit carryforwards	4,548,000	5,677,000
Depreciation	1,081,000	967,000
Equity in loss of unconsolidated affiliate	8,769,000	6,807,000
Deferred income	483,000	298,000
Other	(1,000)	53,000

	77,934,000	66,205,000
Valuation allowance	(76,169,000)	(64,443,000)

Net deferred tax assets	1,765,000	1,762,000
Deferred tax liabilities:
Deferred patent costs	1,678,000	1,632,000
Deferred income	—	—
Other	87,000	130,000

Total deferred tax liabilities	1,765,000	1,762,000

	$—	$—

A reconciliation between the statutory federal income tax rate of 34% and the Company’s 0.0%, effective tax rates for the years ended December 31, 2002, 2001, and 2000, respectively, is as follows:

	2002	2001	2000
Expected benefit from federal income taxes at statutory rate of 34%	$(11,800,138)	$(20,319,164)	$(5,399,729)
Permanent differences	19,514	30,617	21,953
State taxes, net of federal benefit	(1,067,948)	(1,839,216)	(487,517)
Other	6,426	1,064,237	421,723
Valuation allowance	12,842,146	21,063,526	5,443,570

Effective income tax rate	$—	$—	$—

11.    Employee Savings Plan

The Company has a 401(k) plan that allows participants to contribute 1% to 25% of their salary, subject to eligibility requirements and annual limits. The Board may, at its sole discretion, approve matching contributions with the Company’s common stock. In 2002, 2001 and 2000, the Board approved a 50% common stock match equal to total participant deferrals made in each respective year. Expense related to the stock match was

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

$237,880, $289,518 and $219,598 for years ended 2002, 2001 and 2000, respectively. The Company stock match is subject to vesting restrictions.

12.    Quarterly Results (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002
Total revenues	$1,578,636	$1,622,253	$1,307,689	$639,128
Total expenses	8,223,224	9,175,992	6,733,627	10,031,533
Other expense	1,650,075	1,703,601	1,386,889	949,053
Accretion of dividends	202,916	300,856	520,498	546,137

Net loss	(8,497,579)	(9,558,196)	(7,333,325)	(10,887,595)

Basic and diluted net loss per share	$(2.55)	$(2.85)	$(2.18)	$(3.23)

2001
Total revenues	$2,117,262	$2,390,431	$2,029,181	$1,771,009
Total expenses	12,159,553	11,085,040	17,693,655	20,262,909
Other expense	1,870,069	1,652,032	1,720,299	1,702,486
Accretion of dividends	191,267	190,677	197,005	196,397

Net loss	(12,103,627)	(10,537,318)	(17,581,778)	(20,390,783)

Basic and diluted net loss per share	$(4.46)	$(3.82)	$(6.25)	$(6.87)

13.    Subsequent Event

On February 11, 2003, the Company entered into a definitive common stock and warrant purchase agreement (the Stock Purchase Agreement) with Sprout Group, Oxford Bioscience Partners IV, Venrock Associates, TVM V Life Science Ventures GmbH & Co. KG and Granite Global Ventures (the Investors) pursuant to which the Company has agreed to issue and sell and the Investors have agreed to purchase shares of the Company’s common stock and five-year warrants to purchase common stock for aggregate consideration of $48 million. The purchase price will be $1.98 per share; however, the price is subject to reduction (if the Company breaches representations and warranties made in the Stock Purchase Agreement) to $1.68 per share. Based on the assumed $1.98 per share purchase price, the Company will issue to the Investors 24,242,425 shares of our common stock and warrants to purchase 5,015,152 shares of common stock exercisable at $2.52 per share. On March 7, 2003 the Company mailed a Notice of Special Meeting of Stockholders to be held on April 16, 2003 to vote on the terms of the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, if stockholders approve the transaction, the Company and Investors will execute the Stock Purchase Agreement within a few business days of the stockholder meeting.

As a result of their combined approximate 87% ownership (after giving effect to the exercise of the warrants and other stock issuances pursuant to the Stock Purchase Agreement), together with Board representation, the Investors will have control over the Company following consummation of the transactions contemplated by the Stock Purchase Agreement. The Investors will have the right to designate four of the Company’s seven Board members.

Consummation of the transactions is subject to a number of conditions, including, but not limited to, the approval of the Company’s stockholders; appointment to the Board of the four Investor designees; adoption of an amended and restated certificate of incorporation in order to effect a reverse stock split, change the Company’s

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

name, increase the number of authorized shares and adopt a provision permitting shareholder action to be taken by written consent in lieu of a meeting; the execution by the Company and its officers and consultants of non-competition and non-solicitation agreements; there not having occurred any material adverse change prior to closing; and amendment of the Company’s bylaws.

In connection with the execution of the Stock Purchase Agreement, the Company obtained certain waivers and amendments to the agreements with Schering AG and to the Company’s agreements with Elan. Schering has agreed to restructure the Company’s debt obligations to them. Among other things, Elan has agreed to convert all of the outstanding shares of the Company’s Series A and Series B Preferred Stock into shares of the Company’s common stock immediately prior to the closing of the transactions, to waive certain pre-emptive rights, and to waive its right to nominate a director for election to the Company’s board of directors. Each of Schering and Elan granted these waivers based on the condition that the transactions are consummated without material changes from the terms that were presented to them. As one of the conditions to the Investors’ obligation to close, these waivers, and other consents, must be in effect at closing.

14.    Unaudited Information

Completion of Financing and Reverse Stock Split

On April 16, 2003, the Company held a Special Meeting of the stockholders at which the stockholders approved the sale of common stock and warrants discussed in Note 13 above. Also at the meeting, the stockholders approved a one-for-six reverse stock split. All references to common stock and per share amounts in the Financial Statements and the Notes to Financial Statements have been restated to reflect the one-for-six common stock reverse split on a retroactive basis.

On April 21, 2003, the Company completed the sale of 24,242,425 shares of its common stock and warrants to purchase 5,015,000 shares of its common stock to the Investors for an aggregate consideration of approximately $48 million. The common stock was sold at a price per share of $1.98 and the warrants are exercisable at any time over the five-year period measured from the date of issuance at a price per share of $2.52. With the consummation of this transaction, the Investors own approximately 87.7% (after giving effect to the exercise of the warrants issued in the private placement, but prior to giving effect to exercise of any stock options).

Further, some of the Investors have the right to designate four of the Company’s seven members of the Board of Directors.

Deferred Patent Cost Write-Down

The Company capitalizes legal costs directly incurred in pursuing patent applications as deferred patent costs and then amortizes these costs over the estimated remaining life of the patent on a straight-line method. On a quarterly basis, the Company reviews all issued patents and pending patent applications and if a determination is made to abandon a patent or a patent application, or that an issued patent or a patent application is deemed to no longer have significant economic value, the unamortized balance in deferred patent costs related to that patent is immediately expensed.

On April 21, 2003, as previously discussed in Note 13, the Company completed a private placement, which resulted in a change of control for the company. The Company has also changed its business strategy which focused on development of ribozyme-based therapeutics and diagnostics to developing a new class of nucleic acid based therapeutics based on RNA interference. As a result of finalizing this change in strategic direction

RIBOZYME PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

during the second quarter ended June 30, 2003, the Company undertook a detailed review of its existing patent portfolio. As a result of this review, the Company has written off in the second quarter $447,000 related to abandoned patents. In addition, since the Company is no longer pursuing the development of ribozymes internally, the Company expensed approximately $4.9 million of capitalized patent costs related to this ribozyme technology. This expense will be reflected as a separate line item in the Company’s statement of operations for the second quarter.

Patent costs directly related to the Company’s existing RNAi technology and chemistry technology relating to process development, manufacturing, stabilization and delivery of oligonucleotides continue to remain capitalized and will amortize over a shorter period due to the early stage of the Company’s technology. The Company will continue to periodically review the estimated recoverability of the costs of these patents. If the Company determines that the estimated recoverability of the patent costs decreases significantly or that these patents or patent applications should be abandoned or have significantly reduced economic value, the Company will expense these costs.

Due to the early stage of the technology, the Company intends to expense all future patent-related legal costs until the Company determines that the estimated recoverability of the associated legal costs is sufficiently probable, at which time such costs will be capitalized.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors

Medizyme Pharmaceuticals, Ltd.

We have audited the accompanying balance sheets of Medizyme Pharmaceuticals, Ltd. (a development stage company) as of December 31, 2000, and the related statements of operations, stockholders’ (deficit) equity, and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medizyme Pharmaceuticals, Ltd. at December 31, 2000, and the results of its operations and its cash flows for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant operating losses since inception related to research, has insufficient working capital to meet budgeted cash requirements for the next year without additional financing and has a stockholders’ deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

/s/    ERNST & YOUNG LLP

Denver, Colorado

January 23, 2003

MEDIZYME PHARMACEUTICALS, LTD.

(A Development Stage Company)

(Incorporated in Bermuda)

BALANCE SHEET

(expressed in United States dollars)

	December 31,
	2002	2001	2000
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and equivalents	$828	$1,128	$10,449
Interest receivable	—	—	247

Total current assets	$828	$1,128	$10,696

License fee	—	5,000,000	10,000,000

Total assets	$828	$5,001,128	$10,010,696

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accounts payable and accrued liabilities to joint venture owners	$159,808	$535,942	$2,044,015

Total current liabilities	$159,808	$535,942	$2,044,015
Stockholders’ (deficit) equity
Preferred stock, $1.00 par value; 6,000 non-voting shares authorized; 6,000 issued and outstanding	6,000	6,000	6,000
Common stock, $1.00 par value; 6,000 voting shares authorized; 6,000 issued and outstanding	6,000	6,000	6,000
Contributed surplus	28,263,800	26,142,862	19,220,647
Deficit accumulated during the development stage	(28,434,780)	(21,689,676)	(11,265,966)

Total stockholders’ (deficit) equity	(158,980)	4,465,186	7,966,681

Total Liabilities and Stockholders’ (Deficit) Equity	$828	$5,001,128	$10,010,696

See accompanying notes.

MEDIZYME PHARMACEUTICALS, LTD.

(A Development Stage Company)

(Incorporated in Bermuda)

STATEMENT OF OPERATIONS

(expressed in United States dollars)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Period from Inception (December 21, 1999) to December 31, 2002
	(Unaudited)	(Unaudited)		(Unaudited)
Expenses
License fee amortization	$5,000,000	$5,000,000	$5,000,000	$5,000,000
Research and development	1,729,069	5,408,952	6,242,801	13,380,822
General and administrative	16,035	14,835	23,636	54,506

Total operating expenses	6,745,104	10,423,787	11,266,437	28,435,328

Other income (expense)
Net investment income	—	77	471	548

Total other income (expense)	—	77	471	548

Net loss	$(6,745,104)	$(10,423,710)	$(11,265,966)	$(28,434,780)

See accompanying notes.

MEDIZYME PHARMACEUTICALS, LTD.

(A Development Stage Company)

(Incorporated in Bermuda)

STATEMENT OF STOCKHOLDERS’ (DEFICIT) EQUITY

Period from inception (December 21, 1999) to December 31, 2001

(expressed in United States dollars)

	Preferred Stock		Common Stock		Contributed Surplus	Deficit Accumulated During the Development Stage	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Issuance of common shares on January 7, 2000	—	—	6,000	$6,000	$7,494,000	—	$7,500,000
Issuance of preferred shares on January 7, 2000	6,000	$6,000	—	—	7,494,000	—	7,500,000
Contributed surplus	—	—	—	—	4,232,647	—	4,232,647
Comprehensive and net loss	—	—	—	—	—	$(11,265,966)	(11,265,966)

Balances at December 31, 2000	6,000	6,000	6,000	6,000	19,220,647	(11,265,966)	7,966,681
Contributed surplus (unaudited)	—	—	—	—	6,922,215	—	6,922,215
Comprehensive and net loss (unaudited)	—	—	—	—	—	(10,423,710)	(10,423,710)

Balances at December 31, 2001 (unaudited)	6,000	6,000	6,000	6,000	26,142,862	(21,689,676)	4,465,186
Contributed surplus (unaudited)	—	—	—	—	2,120,938	—	2,120,938
Comprehensive and net loss (unaudited)	—	—	—	—	—	(6,745,104)	(6,745,104)

Balances at December 31, 2002 (unaudited)	6,000	$6,000	6,000	$6,000	$28,263,800	$(28,434,780)	$(158,980)

See accompanying notes.

MEDIZYME PHARMACEUTICALS, LTD.

(A Development Stage Company)

(Incorporated in Bermuda)

STATEMENT OF CASH FLOWS

(expressed in United States dollars)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Period from Inception (December 21, 1999) to December 31, 2002
	(Unaudited)	(Unaudited)		(Unaudited)
Operating Activities
Net Loss	$(6,745,104)	$(10,423,710)	$(11,265,966)	$(28,434,780)
Amortization of license fee	5,000,000	5,000,000	5,000,000	15,000,000
Adjustment to reconcile net loss to net cash used in operating activities:
Interest receivable	—	247	(247)	—
Accounts payable and accrued liabilities to joint venture owners	(376,134)	(1,508,073)	2,044,015	159,808

Net cash used in operating activities	(2,121,238)	(6,931,536)	(4,222,198)	(13,274,972)

Investing Activities
Purchase of license	—	—	(15,000,000)	(15,000,000)

Net cash used in investing activities	—	—	(15,000,000)	(15,000,000)

Finance Activities
Proceeds from issuance of common shares	—	—	7,500,000	7,500,000
Proceeds from issuance of preferred shares	—	—	7,500,000	7,500,000
Increase in contributed capital	2,120,938	6,922,215	4,232,647	13,275,800

Net cash provided by financing activities	2,120,938	6,922,215	19,232,647	28,275,800
Net (decrease) increase in cash and cash equivalents	(300)	(9,321)	10,449	828
Cash & cash equivalents at beginning of period	1,128	10,449	—	—

Cash & cash equivalents at end of period	$828	$1,128	$10,449	$828

See accompanying notes.

MEDIZYME PHARMACEUTICALS, LTD.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

Information as of and for the years ended December 31, 2001 and 2002 are unaudited

December 31, 2002

1.    Organization and Basis of Presentation

Medizyme Pharmaceuticals, Ltd. (the Company or Medizyme) was incorporated on December 21, 1999 in Bermuda. The Company is owned jointly by Elan International Services, Ltd. (EIS), a wholly-owned subsidiary of Elan Corporation plc (Elan), and Ribozyme Pharmaceuticals, Inc. (RPI), holding 19.9% (non-voting shares) and 80.1% of the shares, respectively. The primary objective of the Company is to carry on the business of the development, testing, registration, manufacturing, commercialization, and licensing of “Products” (as defined in the Subscription, Joint Development and Operating Agreement (JDOA) dated January 7, 2000 between Medizyme, EIS, RPI and others). The focus of the collaborative venture is to develop “Products” using the intellectual property of Elan, and RPI and the Medizyme technology pursuant to the JDOA.

The Company’s ability to continue as a going concern is entirely dependent upon the funds it receives from its shareholders in connection with the shareholders’ respective obligations to fund the Company’s operations.

The financial information at December 31, 2001 and 2002 and for the years then ended including the cumulative period from inception (December 21, 1999) to December 31, 2002 is unaudited but includes all adjustments (consisting of only normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and the operating results and cash flows for that period.

Capital Requirements, Management’s Plans and Basis of Presentation

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company incurred a net loss of $6,745,104 for the year ended December 31, 2002 and has an accumulated deficit of $28,434,780 at December 31, 2002. The Company relies upon funding from Elan and Ribozyme Pharmaceuticals to fund its expenses. Elan and Ribozyme Pharmaceuticals are currently in negotiations regarding the future of Medizyme and will likely cease operations during the second quarter of 2003.

2.    Significant Accounting Policies

The Company follows accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Research and Development Costs

Research costs are charged as an expense of the period in which they are incurred. Development costs are deferred to future periods if certain criteria relating to future benefits are satisfied and if the costs do not exceed the expected future benefits.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the

MEDIZYME PHARMACEUTICALS, LTD.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

reported amount of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Comprehensive Income

Comprehensive income (loss) approximates net loss for the period ended December 31, 2002, 2001 and 2000.

3.    Related Party Transactions

At the end of the period, the amount due to shareholders and companies related through common ownership represents costs for research and development that are subcontracted to RPI and Elan. Research and development expense of $1,729,069, $5,408,952 and $6,242,801 represents costs under such agreements for the years ended December 31, 2002, 2001 and 2000, respectively. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Further, the amount due to shareholders is unsecured, and interest free with no set terms of repayment.

4.    License

In January 2000, the Company paid a license fee to Elan Corporation plc in the amount of $15,000,000 to acquire rights to certain Elan technology. The licensed Elan technology, MEDIPAD®, is a disposable continuous subcutaneous drug delivery device, which allows a patient to administer a drug at home. Medizyme was formed to develop multiple ribozyme based drug products targeted toward breast cancer application that used the MEDIPAD device as the drug delivery mechanism. Pursuant to the license agreement between the Company and Elan, the MEDIPAD device is intended for use in the delivery of any ribozyme drug developed by the Company targeting a gene believed responsible for certain breast cancers. In accordance with FASB 2, Accounting for Research and Development Costs, the cost of intangibles that are purchased from others for use in research and development activities and have alternative future uses (in research and development projects or otherwise) should be capitalized and amortized as intangible assets. Therefore, since the Company’s license of the MEDIPAD device was intended for use with any ribozyme drug developed by the Company targeting a gene believed responsible for certain breast cancers, the license fee was capitalized in 2000 and is being amortized over the three-year term of the license agreement.

5.    Shareholders’ Equity

Preferred Shares

In January 2000, the Company issued 6,000 non-voting convertible preference shares (Preferred Shares) for $1,250 per share with a par value of $1.00 each. 3,612 Preferred Shares were issued to RPI and 2,388 Preferred Shares were issued to EIS for net proceeds of $7,500,000. At any time after January 7, 2002, the holders of the Preferred Shares have the right to convert all, or a portion, of such Preferred Shares into common shares on a one-to-one basis. Upon liquidation of the Company, the holders of the Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to shareholders before any distribution or payment is made to the holders of any other classes of stock.

MEDIZYME PHARMACEUTICALS, LTD.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Common Shares

In January 2000, the Company issued 6,000 voting common shares to RPI for $1,250 per share with a par value of $1.00 each. The Company received net proceeds of $7,500,000 related to this issuance.

Contributed Surplus

Contributed surplus of $28,263,800, $26,142,862 and $19,220,647 at December 31, 2002, 2001 and 2000, respectively, represents the share premium of $14,988,000 on amounts initially contributed by shareholders, as well as additional amounts received from shareholders which represents capital contributions to fund the Company’s operating costs.

6.    Taxes

Under current Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that in the event of such taxes being imposed, the Company will be exempted from taxation until the year 2016.

SIRNA THERAPEUTICS, INC.

2,525,252 Shares of Common Stock

PROSPECTUS

July 30, 2003